As Confidentially Submitted to the Securities and Exchange Commission on December 19, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CELLECTIS S.A.

(Exact name of registrant as specified in its charter)

France	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Boris Dolgonos, Esq.	Renaud Bonnet, Esq.	B. Shayne Kennedy, Esq.
Jones Day	Jones Day	Thomas E. Mitchell, Esq.
222 East 41st Street	2, rue Saint-Florentin	Latham & Watkins LLP
New York, NY 10017	75001 Paris, France	650 Town Center Drive, Suite 2000
(212) 326-3939	+33 1 5659-3939	Costa Mesa, CA 92626
(714) 540-1235

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary Shares, €0.05 nominal value per share(2)(3)	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	American Depositary Shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6. Each ADS represents one ordinary share.
(3)	Includes the additional ordinary shares represented by ADSs, which the underwriters have an option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 19, 2014

PROSPECTUS

American Depositary Shares

Representing          Ordinary Shares

This is the initial public offering of American Depositary Shares, or ADSs, of Cellectis. Each ADS represents one ordinary share.

Prior to this offering there has been no public market for our ADSs. Our ordinary shares are listed on the Alternext market of Euronext in Paris under the symbol “ALCLS.” On December 18, 2014, the last reported sale price of our ordinary shares was €12.53 per share, equivalent to a price of $15.40 per share, assuming an exchange rate of $1.2287 per euro. After the pricing of this offering, we expect our ADSs will trade on the Nasdaq Global Market under the symbol “CLLS.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Cellectis (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 211 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to              additional ADSs from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	Jefferies	Piper Jaffray

Oppenheimer & Co.

Trout Capital

The date of this prospectus is                     , 2015.

We are responsible for the information contained in this prospectus and any free-writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated in France, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

Our financial statements are presented in euros. All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. In various places throughout this prospectus we show financial amounts in both U.S. dollars and euros. Unless otherwise noted, these translations, which are provided solely for convenience, are made at the exchange rate of €1.00 = $1.3690, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2014. Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

i

SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ADSs. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, including the information discussed under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” “Cellectis,” or the “Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires it.

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Recent unprecedented clinical results indicate that CAR-based immunotherapy is one of the most promising areas of cancer research, and we believe that it represents a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature novel safety and efficacy attributes. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Cancer is the second-leading cause of death in the United States and accounts for one in four deaths. Immuno-oncology seeks to harness the power of the body’s immune system to target and kill cancer. A key to this effort is a type of white blood cell known as the T-cell, which plays an important role in identifying and killing cancer cells. Unfortunately, cancer cells often develop mechanisms to evade the immune system. CARs, which are engineered receptors that can be expressed on the surface of the T-cell, provide the T-cell with a specific targeting mechanism, thereby enhancing its ability to seek, identify, interact with and destroy tumor cells bearing a selected antigen. Research and development of CAR T-cell immunotherapies currently focuses on two approachs: autologous and allogeneic therapies. Autologous CAR T-cell immunotherapies modify a patient’s own T-cells to target specific antigens that are located on cancer cells. This type of therapy requires an individualized immunotherapy product for each patient and is currently being tested in clinical trials by several biotechnology and pharmaceutical companies. In contrast, an allogeneic CAR T-cell immunotherapy is an approach by which a cancer patient is infused with a mass-produced, off-the-shelf immunotherapy product derived from a healthy T-cell donor. Our initial focus is on developing allogeneic treatments, and we believe that we are the leading company pursuing this approach.

Gene editing is a type of genetic engineering in which DNA is inserted, deleted, repaired or replaced from a precise location in the genome. The most fundamental challenge of gene editing is the need to specifically and efficiently target a precise DNA sequence within a gene. Our proprietary nuclease-based gene-editing technologies, combined with 15 years of genome engineering experience, allow us to edit any gene with highly precise insertion, deletion, repair and replacement of DNA sequences. Our nucleases, including a particular class of proteins derived from transcription activator-like effectors act like DNA scissors to edit genes at precise target sites and allow us to design allogeneic CAR T-cells. Our patented PulseAgile electroporation technology allows us to efficiently deliver our nucleases into human cells while preserving cell viability, making it particularly well-suited for a large-scale manufacturing process. We believe these technologies will enable our products to be manufactured, stored, distributed broadly and infused into patients in an off-the-shelf approach.

We are developing products internally and through recently established strategic alliances with Pfizer Inc., or Pfizer, and Les Laboratoires Servier SAS, or Servier. In addition to our three proprietary pre-clinical programs, we are jointly pursuing six pre-clinical programs with Pfizer and Servier, and we may pursue up to 24 additional targets, nine of which would be wholly owned by us. Our objective is to file one Investigational New Drug, or IND, application (or foreign equivalent), per year. Our lead product candidate, UCART19, is an engineered T-cell product candidate that targets CD19, an antigen located on cancer cells in acute lymphoblastic leukemia, or ALL, and chronic lymphocytic leukemia, or CLL. We expect to file in 2015 for a Clinical Trial Authorization, or CTA, in the United Kingdom for UCART19, and Servier has an option under the collaboration agreement to acquire the exclusive rights to further develop and commercialize UCART19. Our strategic alliances include potential milestone payments to us of up to $3.9 billion and royalties on future sales. We believe that our alliances with Pfizer and Servier validate our technology platform, our expertise in the CAR-T field and the strength of our intellectual property portfolio.

Our vision is to leverage the potential of gene editing to deliver revolutionary products that address unmet medical needs, as well as to provide healthier food for a growing population across the world. Our initial focus is to apply our leadership in gene-editing technology to develop and commercialize best-in-class allogeneic CAR T-cell products in the area of immuno-oncology.

Our Proprietary Technology Platforms and Pipeline

TALEN—Proprietary Gene-editing Technology

The flagship nuclease structure we use for gene editing is based on a class of proteins derived from transcription activator-like effectors, or TALE. TALEN products are designed by fusing the DNA-cutting domain of a nuclease to TALE domains, which can be tailored to specifically recognize a unique DNA sequence. These fusion proteins serve as readily targetable “DNA scissors” for genome engineering applications that enable us to perform targeted genome modifications such as sequence insertion, deletion, repair and replacement in living cells.

We believe the key benefits of TALEN technology are:

•	Precision. It is possible to design a TALEN that will cleave at any selected region in any gene, giving us the ability to achieve the desired genetic outcome with any gene in any living species.

•	Specificity and Selectivity. TALEN may be designed to limit its DNA cleavage to the desired sequence and to avoid cutting elsewhere in the genome. This parameter is essential, especially for therapeutic applications, because unwanted genomic modifications potentially could lead to harmful effects for the patient. In addition, gene editing requires only a transient presence of TALEN, thus preserving the integrity and functionality of the T-cell’s genome.

•	Efficiency. A large percentage of cells treated by TALEN bear the desired genomic modification. For example, more than 75% of the T-cells treated by TALEN to inactivate one gene bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited T-cells.

PulseAgile—Electroporation Technology

In order to perform gene editing, we use our proprietary PulseAgile electroporation technology to introduce nucleases inside the target T-cell where they can access the cell’s DNA. Electroporation allows messenger RNA, or mRNA, molecules coding for the nuclease to enter into the cell, where it is translated into the nuclease protein that can cut into the cell’s DNA. The mRNA molecules are rapidly degraded by the cell, which means that the nuclease is only expressed for a short time.

PulseAgile electroporation uses a unique electrical field wave-form that, in combination with a proprietary buffer solution, enables molecules, such as nucleases, to enter efficiently into the cell while maintaining a high percentage of viable cells. PulseAgile technology is particularly effective due to the shape of the electrical field that includes high voltage peaks, which are optimized to create transient holes in the cell membrane, followed by lower voltage pulses that help mRNA migrate into the cells. In addition, PulseAgile is optimized to preserve high cell viability and thus suited for large-scale manufacturing. For example, T-cells that undergo TALEN encoding mRNA electroporation maintain cell viability of approximately 90%.

Our Immuno-oncology Pipeline

Our lead immuno-oncology product candidates, which we refer to as UCARTs, are all allogeneic CAR T-cells engineered to be used for treating any patient with a particular cancer type. Each UCART product candidate targets a selected tumor antigen and bears specific engineered attributes, such as compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. The following chart highlights some of our product candidates that we expect to enter clinical trials or pre-clinical studies in 2015:

Cellectis Plant Sciences

Our U.S.-based subsidiary, Cellectis Plant Sciences, or CPS, was established in 2010 and currently focuses on the development and commercialization of plant products. As the global population continues to increase, so too does the global food market. By leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We believe we have the unique opportunity to develop products at a much lower cost than currently developed transgenic plants and to do so within a shorter timeline.

Our Strengths

We believe our leadership position in gene editing is based on the following competitive strengths:

•	Proprietary Gene-Editing Technology with High Precision and Efficacy. Coupled with 15 years of gene-editing experience, our flagship tools, TALEN and PulseAgile, enable us to efficiently modify or inactivate any target gene in a highly efficient, specific and precise manner.

•	Novel Approach to CAR-T: Off-the-shelf, allogeneic and engineered CAR T-cell based therapies. We are engineering our product candidates to achieve desired clinical attributes. By editing and engineering the genomes of the T-cell, we have been able to establish smart CAR T-cells that can include the following traits:

¡	Allogeneic and non-alloreactive with a suicide gene. We believe we can disable the mechanism that triggers donor-derived T-cells to attack a patient’s healthy tissues while maintaining their ability to attack tumor cells. We are also engineering T-cell product candidates to include a suicide gene that enables us to direct their elimination by administering a drug to the patient.

¡	Compatibility with concurrent oncology treatments. We are designing our T-cell product candidates to be compatible with standard oncology treatments, including steroids and drugs such as alemtuzumab, fludarabine and clofarabine, that otherwise impair or destroy T-cell functions or act as lymphodepleting agents that target the patient’s cancer cells and weaken the immune system.

¡	Ability to bypass immune checkpoint regulators. Our CAR T-cell product candidates are designed to bypasss certain elements of the immune system that restrict the activity of the immune system, otherwise known as immune checkpoint regulators. Immune checkpoint regulators can shield the tumor from the immune system and overly restrict—or negatively regulate—the immune response.

¡	Novel multi-chain CAR architecture. We are developing a novel CAR design that adds multiple extra-cellular or intra-cellular functional domains. This multi-chain approach is intended to create CARs with improved activity, specificity and thus an expanded range of applications.

¡	Commercially scalable under a cGMP-compatible manufacturing process. We are developing a highly cost-effective and robust manufacturing process. Our product candidates are designed to be frozen, available off-the-shelf, and commercially scalable through current good manufacturing practices, or cGMP, that are compatible with regulations promulgated by the U.S. Food and Drug Administration, or FDA, or with comparable standards in other jurisdictions.

•	Validating Strategic Alliances with Pfizer and Servier in Oncology. We have entered into an alliance with Servier for the development of UCART19, our lead product candidate, and other product candidates directed at five molecular targets with respect to solid tumors. We may receive up to €820.8 million ($1.12 billion) in payments from Servier pursuant to this strategic alliance, including a €7.55 million ($10.3 million) initial payment and up to €813.3 million ($1.11 billion) in potential option, clinical and commercial milestone payments. Our alliance with Pfizer addresses the development of other CAR T-cell immunotherapies in the field of oncology. Pursuant to this strategic alliance, we may receive up to $2.9 billion in payments from Pfizer, including an $80.0 million upfront payment and up to $2.8 billion in potential clinical and commercial milestone payments. Pfizer also purchased 10% of our then-outstanding ordinary shares in connection with this collaboration for €25.8 million ($35.3 million). We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

•	Extensive Patent Portfolio. We own 87 patent families (consisting of approximately 51 issued patents and an additional 155 patent applications) and have in-licensed an additional 29 patent families. Our intellectual property portfolio provides significant protections over our product candidates and proprietary technology platforms.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through two product platforms: our cell engineering platform designed to deliver therapeutic products and our plant engineering platform designed to deliver healthier food to a growing population.

The key elements of our strategy are to:

•	Advance our allogeneic UCART19 immunotherapy product candidate into clinical trials. We anticipate filing in 2015 an application for a CTA, which is the United Kingdom’s equivalent of an IND in the United States, to initiate a Phase 1 single-arm open-label dose escalation trial of UCART19 in patients with CLL or ALL. We expect to present preliminary data in 2016.

•	Advance our additional UCART product candidates into clinical trials. We have a deep pipeline of promising immunotherapy product candidates in various stages of development, which we plan to develop and advance into clinical trials. Based upon pre-clinical results to date, we expect several of our product candidates to enter clinical trials in the coming years.

•	Leverage our existing and potential future alliances to advance our research and to bring products to market. Our strategic alliances with Pfizer and Servier for the development of CAR T-cell applications in oncology provide us with funding for research and development, and may provide milestone payments and royalties on sales. We may enter into additional strategic alliances to facilitate our development and commercialization of other CAR T-cell immunotherapy products.

•	Expand our product pipeline to other therapeutic indications with unmet medical needs. We intend to continue using our gene-editing technologies in therapeutic applications beyond immuno-oncology, including the treatment of chronic infectious diseases, autoimmune diseases and allergic diseases.

•	Develop plant products for the multibillion dollar agricultural-biotechnology market through the use of our gene-editing platform. We are applying our gene-editing technologies to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. By selecting and inactivating target genes in certain agricultural crops, we believe we can produce unique variants with consumer benefits. For example, we are developing a potato that could be stored safely in cold conditions, new soybean breeds with improved oil qualities and protein content and, reduced-gluten wheat. We also intend to integrate additional crops into our product pipeline, including canola, corn and rice.

Risks Associated with Our Business

•	We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

•	Our therapeutic product candidate development programs are still in the discovery or pre-clinical proof-of-concept phase and may be unsuccessful.

•	We may need to raise additional funding even if this offering is successful. Additional funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•	Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and obtaining regulatory approval. Currently, no gene therapy products have been approved in the United States and only one such product has been approved in Europe.

•	Our product candidates may fail safety studies in clinical trials or may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•	We expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and pre-clinical development, clinical testing and distribution, and these third parties may not perform satisfactorily.

•	Our ability to compete may decline if we do not adequately protect our proprietary rights.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•	The successful commercialization of our plant products depends on our ability to produce high-quality plants and seeds cost-effectively on a large scale and to accurately forecast demand for our plant products and we may be unable to do so.

•	Regulatory approval for our plant products may be costly or take longer than we expect.

•	The successful commercialization of our plant products may face challenges from public perceptions of genetically engineered products and ethical, legal, environmental and social concerns.

•	We expect to be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for U.S. investors.

Corporate Information

We were incorporated as a société anonyme, or S.A., on January 4, 2000. We are registered at the Paris Registre du Commerce et des Sociétés under the number 428 859 052. Our principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France, and our telephone number is +33 1 81 69 16 00. Our agent for service of process in the United States is Puglisi & Associates. We also maintain a website at www.cellectis.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

We own various trademark registrations and applications, and unregistered trademarks and servicemarks, including “Cellectis®”, “TALEN™”, “PulseAgile™” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	only two years of audited financial statements are required in addition to any required interim financial statements, and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and

•	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (a) the majority of our executive officers or directors are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

The Offering

ADSs offered by us	ADSs.

Ordinary shares to be outstanding after this offering	ordinary shares.

Option to purchase additional ADSs	ADSs.

American Depositary Shares	Each ADS represents one ordinary share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Use of proceeds	We intend to use the net proceeds we receive from this offering to develop our proprietary immuno-oncology product candidates, to pursue human therapeutics outside of oncology, to advance our agricultural biotechnology business, and for working capital and other general corporate purposes. See the section of this prospectus titled “Use of Proceeds” for additional information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ADSs.

Proposed Nasdaq Global Market trading symbol for our ADSs	“CLLS”

Alternext market of Euronext in Paris trading symbol for our ordinary shares	“ALCLS”

The number of ordinary shares that will be outstanding after this offering is based on the number of ordinary shares outstanding as of June 30, 2014 and excludes:

•	4,614,382 ordinary shares issuable upon the exercise of non-employee warrants and employee warrants at weighted average exercise prices of €7.79 per share and €12.24 per share, respectively, and free shares (actions gratuites) for which the acquisition period has not yet expired;

•	ordinary shares reserved for future issuance under share option plans and other delegations of authority from our shareholders;

•	2,786,924 ordinary shares acquired by Pfizer on July 31, 2014 in the context of a share capital increase pursuant to our strategic alliance with Pfizer; and

•	1,468,357 ordinary shares issued in connection with the exercise of non-employee warrants on November 13, 2014.

Except as otherwise noted, the information in this prospectus assumes:

•	no exercise of the options, free shares and warrants listed above; and

•	no exercise by the underwriters of their option to purchase additional ADSs.

Summary Financial Data

The following summary consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the summary consolidated statement of financial position data as of December 31, 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The summary consolidated statements of operations data for the six months ended June 30, 2013 and 2014 and the summary consolidated statement of financial position data as of June 30, 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented.

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Foreign Currency Exchange Rates” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. Our interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013		2013	2014
	€	€	U.S. $ (1)	€	€	U.S. $ (1)
	in thousands, except share and per share data
Statement of operations data:
Income	16,381	12,724	17,419	5,192	10,277	14,069
Operating expenses:
Royalty expenses	(1,788)	(542)	(742)	(428)	(1,407)	(1,926)
Research and development expenses	(15,651)	(16,049)	(21,971)	(8,622)	(7,080)	(9,693)
Selling, general and administrative expenses	(18,281)	(20,829)	(28,515)	(11,475)	(6,800)	(9,309)
Other operating income	73	478	654	122	9	12
Redundancy plan	—	(1,865)	(2,553)	—	—	—
Other operating expenses	(474)	(445)	(609)	(1)	—	—
Operating loss	(19,740)	(26,528)	(36,317)	(15,212)	(5,001)	(6,846)
Financial profit (loss)	(1,364)	(312)	(427)	171	16	22

Net loss	(23,561)	(56,419)	(77,238)	(16,964)	(7,873)	(10,778)

Losses per share attributable to shareholders of Cellectis (2)
Basic and diluted (3)	(1.16)	(2.68)	(3.67)	(0.81)	(0.34)	(0.47)
Number of shares used for computing
Basic and diluted	19,940,970	20,653,912	20,653,912	20,477,204	23,067,209	23,067,209

(1)	Translated solely for convenience into dollars at an exchange rate of €1.00 = $1.3690, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2014.
(2)	See Note 26 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.
(3)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive since their conversion to ordinary shares would decrease loss per share from continuing operations. Consequently, the diluted earnings per share is equivalent to the basic earnings per share.

	As of June 30, 2014
	Actual		As Adjusted (1)(2)
	€	U.S.$ (3)	€	U.S.$ (3)
	in thousands
Statement of financial position data:
Cash and cash equivalents	20,214	27,673
Total assets	40,232	55,078
Total shareholders’ equity	14,706	20,133
Total non-current liabilities	3,237	4,431
Total current liabilities	22,289	30,514

(1)	As adjusted to give effect to our issuance and sale of ADSs in this offering at an assumed initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on , 2015, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on , 2015, would increase or decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $ million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 1,000,000 in the number of ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $ million, assuming that the initial public offering price remains the same, and after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and the actual number of ADS offered by us.
(3)	Translated solely for convenience into dollars at an exchange rate of €1.00 = $1.3690, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2014.

RISK FACTORS

Any investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision regarding our ADSs. If any of these risks actually occurs, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We are an early-stage gene-editing company with a limited operating history. Investment in biopharmaceutical and agricultural biotechnology product development is a highly speculative endeavor. It entails substantial upfront capital expenditures and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain regulatory approval or to become commercially viable. In our therapeutics business, we are focused on developing products using our gene-editing platform to develop genetically modified T-cells that express a CAR and are designed to target and kill cancer cells. While there have been significant advances in cell-based immunotherapy, our gene-editing platform and T-cell and CAR technologies are new and unproven. All of the product candidates that we are developing or co-developing are in pre-clinical stages, and we have not yet generated any revenue from product sales to date. In our agricultural biotechnology business, we are exploring the use of our gene-editing technologies to develop healthier food products for a growing population. Our plant products are in early stages of development, and we have not yet generated any revenues from sales of these plant products.

Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, such as the biopharmaceutical and agricultural biotechnology industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, gaining market acceptance of our gene-editing platform, managing a complex regulatory landscape and developing new product candidates. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing products in the fields of immuno-oncology and agricultural biotechnology.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We devote most of our financial resources to research and development relating to our CAR T-cell immunotherapy product candidates. We finance our current immuno-oncology operations through strategic alliances with pharmaceutical companies, including Les Laboratories Servier, or Servier, and Pfizer Inc., or Pfizer, as well as through the sale of equity securities and, to a lesser extent, obtaining public funding in support of innovation, reimbursements of research tax credit claims, and royalties on our licensed technology. During the last three years, we have received €61.5 million through sales of equity and €66.0 million in payments made to us under our collaboration agreements with Pfizer and Servier. Our research and development expenses for the years ended December 31, 2012 and 2013, and the six months ended June 30, 2014 were €15.7 million, €16.0 and €7.1 million, respectively. Our net loss for the years ended December 31, 2012 and 2013, and for the six months ended June 30, 2014 was €23.6 million, €56.4 million and €7.9 million, respectively.

The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, on our ability or the ability of our collaborators to achieve milestones that trigger success payments to us, and on additional grants or tax credits. No clinical studies have begun on any of our product candidates or those product candidates that our partners control pursuant to our collaboration agreements, and it will be several years, if ever, before we obtain regulatory approval for, and are ready for commercialization of, a product candidate. Even if we or our collaborators obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that such expenses will increase substantially if and as we:

•	continue the research and development of our current and future immuno-oncology product candidates;

•	continue the research and development of our current and future agricultural product candidates;

•	initiate clinical studies for our current and future immuno-oncology product candidates;

•	conduct and multiply field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

The net losses we incur may fluctuate significantly from year to year and quarter to quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline.

We may need to raise additional funding even if this offering is successful. Additional funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing our product candidates to and through pre-clinical testing. The process of developing CAR T-cell product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance toward clinical trials and seek regulatory approvals of our product candidates. In addition, subject to obtaining regulatory approval of any product candidates, we expect to incur significant commercialization expenses.

We believe our cash and cash equivalents, together with the net proceeds of this offering and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through at least 2017. However, in order to complete the development process, obtain regulatory approval and commercialize, if approved, any of our product candidates, including UCART19, and to obtain regulatory approval for, if necessary, and commercialize our lead plant sciences products, we may require additional funding. Also, our operating plan, including our product development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches.

To the extent that we raise additional capital through the sale of additional equity or convertible securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. In addition, our ability to raise additional capital in equity offerings will be significantly limited, as described under “—We are limited in our ability to raise additional share capital, which may make it difficult for us to raise capital to fund our operations.” Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent we raise additional funds through arrangements with collaborators or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or product candidate development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, operating results and prospects and cause the price of the ADSs to decline.

We are limited in our ability to raise additional share capital, which may make it difficult for us to raise capital to fund our operations.

Under French law, our share capital may be increased only with the shareholders’ approval obtained at an extraordinary general shareholders’ meeting following the recommendation of our board of directors, or board. The shareholders may delegate to our board either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in the share capital. Accordingly, after giving effect to this offering, our board may be precluded from issuing additional ADSs or ordinary shares if the prior approval of the shareholders is not duly obtained.

Risks Related to the Discovery, Development and Commercialization of Our Therapeutic Product Candidates

Our therapeutic product candidate development programs are still in the discovery or pre-clinical proof-of-concept phase and may be unsuccessful.

The use of our gene-editing technologies in the product candidates we develop has never undergone testing in humans and have only limited testing in animals. None of our potential product candidates have commenced clinical trials, and results from animal studies are not necessarily predictive of clinical trial results. Even if certain of our product candidates progress to clinical trials, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in animal studies. For example, while our animal studies of the UCART19 product candidate resulted in evidence of tumor cell elimination, there can be no assurance that the success we achieved in such animal studies for this product candidate will result in success in any clinical trials.

Because our current product candidates are still in the discovery or pre-clinical proof-of-concept phase there can be no assurance that our research and development activities result in product candidates we can advance to the clinical development phase. We anticipate filing in 2015 in the United Kingdom a CTA to initiate a Phase 1 clinical trial on our lead product candidate, UCART19, with preliminary data expected to become available in 2016, but the commencement and results of a clinical trial are subject to a variety of factors and considerations and we cannot assure you that we will achieve these targets. Our other product candidates are in various stages of pre-clinical development and we have limited pre-clinical data evaluating many of these product candidates. Because of the early stage of development of our product candidates, we have not yet demonstrated the safety, specificity and clinical benefits of our product candidates in humans, and we cannot assure you that the results of any human trials will demonstrate the value and efficacy of our platform. Moreover, there are a number of regulatory requirements that we must satisfy before we can commence clinical trials in the United States and the European Union, or EU. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage product candidate development programs may adversely affect our ability to continue development and commercialization of our product candidates, including UCART19, and we may never commence clinical trials of any product candidates despite expending significant resources in pursuit of their development. Even if we do commence clinical trials of our potential product candidates, such product candidates may never be approved by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or any other regulatory agency.

Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and obtaining regulatory approval. Currently, no gene therapy products have been approved in the United States and only one such product has been approved in Europe.

We have concentrated our CAR T-cell immunotherapy product research and development efforts on our gene-editing technologies, and our future success depends on the successful development of this therapeutic approach. We are in the early stages of developing our gene-editing platform and there can be no assurance that any development problems we experience in the future related to our gene-editing technologies will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more rigorous and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Currently, only one gene therapy product, uniQure N.V.’s Glybera, which received marketing authorization from the EMA in 2012, has been approved in Europe, and no gene therapy products have been approved in the United States, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either Europe or the United States. Approvals by the EMA may not be indicative of what the FDA may require for approval. More generally, approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval.

The regulatory landscape that will govern our product candidates is uncertain; regulations relating to more established gene therapy and cell therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel CAR T-cell immunotherapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to are not entirely clear. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. For example, regulatory requirements governing gene therapy products and cell therapy products have changed frequently and will likely continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Gene therapy clinical studies conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or the NIH, are also subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual gene therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

Similarly complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape. For example, in the EU a special committee called the Committee for Advanced Therapies (CAT) was established within the EMA in accordance with Regulation (EC) No 1394/2007 on advanced-therapy medicinal products (ATMPs) to assess the quality, safety and efficacy of ATMPs, and to follow scientific developments in the field. ATMPs include gene therapy products as well as somatic cell therapy products and tissue engineered products. In this regard that on May 28, 2014, the EMA issued a recommendation that Cellectis’ UCART19 be considered a gene therapy product under Regulation (EC) No 1394/2007 on ATMPs.

These various regulatory review committees and advisory groups and new or revised guidelines that they promulgate from time to time may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our CAR T-cell immunotherapy product candidates is new, we may face even more cumbersome and complex regulations than those emerging for gene therapy products and cell therapy products. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with all applicable guidelines, rules and regulations. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

Our gene-editing technology is relatively new, and if we are unable to use this technology in all of our intended applications, our revenue opportunities will be limited.

Our technology involves a relatively new approach to gene editing, using sequence-specific DNA-cutting enzymes, or nucleases, to perform precise and stable modifications in the DNA of living-cells and organisms. Although we have generated nucleases for many specific gene sequences, we have not created nucleases for all gene sequences that we may seek to target, and we may not be able do so, which could limit the usefulness of our technology.

The expected value and utility of our nucleases is, in part, based on our belief that the targeted modification of genes or specific regulation of gene expression may enable us to develop a new therapeutic approach. There is only a limited understanding of the role of specific genes in these applications. Life sciences companies have only been able to successfully develop or commercialize a few products in this biopharmaceutical space based on results from genome research or the ability to regulate gene expression. We or our collaborators may not be able to use our technology to develop commercial products in the intended diseases.

In addition, the biopharmaceutical industry is rapidly developing, and our competitors may introduce new technologies that render our technology obsolete or less attractive. New technology could emerge at any point in the development cycle of our product candidates. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

We depend almost entirely on the successful development of our product candidates. We cannot be certain that we or our collaborators will be able to obtain regulatory approval for, or successfully commercialize, these products.

We currently have no product candidates in clinical trials and may never be able to develop a product that will be approved or commercialized. Our business depends primarily on the successful clinical development, regulatory approval and commercialization of our CAR T-cell immunotherapy product candidates. Our most advanced product candidate is UCART19, which we are studying in pre-clinical studies in collaboration with Servier for the treatment of ALL and CLL. In addition to UCART19, we are also studying in pre-clinical studies, on our own or through our collaborators, other product candidates based on gene-edited CAR T-cells for cancer immunotherapy.

Our therapeutic product candidates will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence their commercialization. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate, with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use in each target indication. In the United States, we expect that the requisite regulatory submission to seek marketing approval for our gene therapy products will be a Biologic License Application, or BLA, and the competent regulatory authority is the FDA. In the EU, the requisite approval is a Marketing Authorisation, or MA, which for products developed by the means of recombinant DNA technology, gene or cell therapy products as well as tissue engineered products, is issued through a centralized procedure involving the EMA. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Despite our efforts, our product candidates may not:

•	offer improvement over existing, comparable products;

•	be proven safe and effective in clinical trials; or

•	meet applicable regulatory standards.

This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond our existing cash on hand and the net proceeds we raise in this offering. Of the large number of drugs in development globally, only a small percentage successfully completes the regulatory approval process and even fewer are commercialized. Furthermore, we have not marketed, distributed or sold any products. Our success will, in addition to the factors discussed above, depend on the successful commercialization of the product candidates we develop on our own or on behalf of our collaborators, which may require:

•	obtaining and maintain commercial manufacturing arrangements with third-party manufacturers;

•	collaborating with pharmaceutical companies or contract sales organizations to market and sell any approved drug; or

•	acceptance of any approved drug in the medical community and by patients and third-party payors.

Many of these factors are beyond our control. We do not expect any of the product candidates we develop on our own and those we develop on behalf of our collaborators to be commercially available for many years and some or all may never become commercially available. Accordingly, we may never generate revenues through the sale of products.

Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that our product candidates will be successfully developed or commercialized.

We face substantial competition from companies, including biotechnology and pharmaceutical companies, many of which have considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

The biotechnology and pharmaceutical industries are characterized by intense competition and rapid innovation, and many companies put significant resources toward developing novel and proprietary therapies for the treatment of cancer, which often incorporate novel technologies and incorporate valuable intellectual property. We compete with companies in the immunotherapy space, as well as companies developing novel targeted therapies for cancer. In addition, our product candidates, if approved, will compete with existing standards of care for the diseases that our product candidates target as well as new compounds, drugs or therapies, some of which may achieve better results than our product candidates. We anticipate that we will face intense and increasing competition from many different sources, including new and established biotechnology and pharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions.

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•	CAR space: Bellicum Pharmaceuticals, Inc., Celgene Corporation (in collaboration with bluebird bio, Inc.), Intrexon, Inc., Kite Pharma, Inc. and Novartis AG.

•	Cell-therapy space: Adaptimmune Ltd., Juno Therapeutics, Inc., Lion Biotechnologies, Inc. and Unum Therapeutics, Inc.

We also face competition from non-cell based treatments offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., and F. Hoffman-La Roche AG. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharma. Many of our competitors, either alone or with their collaboration partners, have substantially greater financial, technical and other resources, such as larger research and development staff and/or greater expertise in research and development, manufacturing, pre-clinical testing and conducting clinical trials. In addition, smaller or early-stage companies may compete with us through collaborative arrangements with more established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these enterprises. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We have limited experience in conducting or managing clinical trials for potential therapeutic products.

We have limited experience in conducting or managing the clinical trials necessary to obtain regulatory approvals for any product, and we intend to rely on our collaborators or third parties, such as clinical research organizations, or CROs, medical institutions and clinical investigators to perform these functions. Our reliance on third parties for clinical development activities reduces our control over these activities. Third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet required performance standards or expected deadlines, we might be required to replace them or the data that they provide could be rejected by the FDA or comparable foreign regulatory bodies, all of which may result in a delay of the affected trial and additional program costs.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

To date, we have not completed pre-clinical testing for any of our product candidates, except UCART19, which has not yet commenced clinical trials. Pre-clinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any pre-clinical studies or clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the pre-clinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that our product candidates will not face similar setbacks. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our collaborators to delay, reduce the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects and on the value of the ADSs.

In connection with clinical testing and trials on product candidates we develop for ourselves or on behalf of our collaborators, we may face a number of risks, including:

•	pre-clinical results may not be indicative of clinical results;

•	a product candidate may be ineffective, inferior to existing approved drugs or therapies or unacceptably toxic, or may have unacceptable side effects;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

•	the results may not confirm the favorable results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the FDA and/or other applicable regulatory agencies to establish the safety and efficacy of our product candidates.

In addition, a number of events, including any of the following, could delay the completion of our future clinical trials or those of our collaborators and negatively impact the ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us or our collaborators by the FDA or any foreign regulatory authority regarding the scope or design of clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials;

•	delays in obtaining regulatory agency agreement for the conduct of the clinical trials;

•	lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	serious and unexpected drug-related side effects experienced by patients in clinical trials; or

•	failure of our or our collaborators’ third-party contractors to meet their contractual obligations in a timely manner.

Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we cannot assure you that, in the course of clinical trials, some drawbacks would not appear that reveal that it is not possible or practical to continue development efforts for the subject product candidates.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us or our collaborators, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board, or DSMB, overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unfavorable interpretations by FDA or similar foreign regulatory authorities of data, where clinical study plans call for interim data analysis;

•	FDA or similar foreign regulatory authorities determine the plan or protocol for the investigation is clearly deficient in design to meet its stated objectives;

•	lack of, or failure to, demonstrate efficacy;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur and we or our collaborators may need to amend clinical trial protocols to reflect these changes. Amendments may require us or our collaborators to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the cost, timing or successful completion of a clinical trial.

Even if a product candidate successfully completes clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before regulatory approval may be obtained. Although there are a large number of drugs and biologics in development globally, only a small percentage obtain regulatory approval, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with the product candidates we develop, we may:

•	lose any competitive advantages that such product candidates may have;

•	be delayed in obtaining marketing approval for the subject product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions, contraindications or safety warnings;

•	be subject to changes with the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

•	be sued;

•	experience damage to our reputation; or

•	not reach the milestones triggering payments from our collaborators.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is inherently unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

The FDA or other regulatory authority, as applicable, may delay, limit or deny approval of our product candidates for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials or require that additional clinical trials be conducted;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the CROs that are retained to conduct the clinical trials of our product candidates may take actions that materially adversely impact the clinical trials;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may not accept data generated at the sites involved in the clinical trials for our product candidates;

•	the FDA or comparable foreign regulatory authorities may not approve the formulation, labeling or specifications of our product candidates;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	if the marketing application, if and when submitted, is reviewed by an advisory committee, the FDA or comparable foreign regulatory authorities may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the competent regulatory authorities require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA or comparable foreign regulatory authorities may require development of a Risk Evaluation and Mitigation Strategy as a condition of approval or post-approval;

•	the FDA or comparable foreign regulatory authorities may restrict the use of our products to a narrow population;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; or

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, which would significantly harm our business, results of operations and prospects. In addition, even if we or our collaborators were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

We expect the product candidates we develop will initially be available as last-line treatments for patients with no other options, which could limit the size of the market for these product candidates.

Last-line treatments are made available to a small patient population with severe disease progression willing to tolerate risk/benefit profiles of more efficacious drugs accompanied by serious side effects. We expect that the product candidates we develop will initially receive regulatory approval only as last-line treatments. This could limit the initial size of the market for these product candidates, and we cannot predict when, if ever, such product candidates would receive regulatory approval for indications treating a more expansive patient population.

The manufacturing of the product candidates we develop is highly complex. Any issues that arise in the manufacturing process could have an adverse effect on our business, financial position or prospects.

The product candidates we develop will be subject to a complex, highly-regulated manufacturing process that will be subject to multiple risks. As a result of the complexities of this process, the cost to manufacture our

CAR T-cell immunotherapy product will be generally higher than traditional small molecule chemical compounds, and the manufacturing process requires very minimal batch-to-batch variability, which is expensive to ensure. Our manufacturing process will be susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells, or starting material, from healthy third-party donors, shipping such material to the manufacturing site, ensuring standardized production batch-to-batch in the context of mass production, freezing the manufactured product, shipping the final product globally, and infusing patients with the product. In addition, we may face manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Further, as product candidates are developed through pre-clinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Currently, the product candidates we develop are manufactured using processes appropriate for pre-clinical stage production by a third-party contract manufacturing organization, or CMO. Although we work with CMOs to ensure that commercially viable processes are available for mass production, there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for the product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

We expect our manufacturing strategy for the product candidates we develop will continue to involve the use of one or more CMOs as well as establishing our own capabilities and infrastructure, including a manufacturing facility. We expect that development of our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term margins. However, we have no experience as a company in developing a manufacturing facility and may never be successful in developing our own manufacturing facility or capability. We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval processes for the jurisdictions in which we or our collaborators will seek marketing approval for commercialization, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If the manufacturing process is changed during the course of product development, FDA or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we or our CMOs are unable to reliably produce product candidates or products to specifications acceptable to the FDA or other regulatory authorities, such as the FDA’s cGMP standards compliance, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Negative public opinion and increased regulatory scrutiny of genetic research and therapies involving gene engineering may damage public perception of our product candidates or adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Our gene-editing technologies are novel. Public perception may be influenced by claims that gene editing is unsafe, and products incorporating gene editing may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in our targeted diseases prescribing our product candidates as treatments in lieu of, or in addition to, existing, more familiar, treatments for which greater clinical data may be available. Any increase in negative perceptions of gene editing may result in fewer physicians prescribing our treatments or may reduce the willingness of patients to utilize our treatments or participate in clinical trials for our product candidates. Increased negative public opinion, or more restrictive government regulations in response thereto, would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for such product candidates. For example, in 2003, 20 subjects treated for X-linked severe combined immunodeficiency in two gene therapy studies using a murine gamma-retroviral vector, a viral delivery system, showed correction of the disease, but the studies were terminated after five subjects developed leukemia. Although none of our current product candidates utilize these gamma-retroviruses, our product candidates use a viral delivery system. Adverse events in clinical studies for the product candidates we develop or those of our competitors, even if not ultimately attributable to our or their product candidates, respectively (such as the many adverse events that typically arise from the transplant process), and any resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stronger labeling for those product candidates that are approved and a decrease in demand for any such product candidates.

We or our collaborators may find it difficult to enroll patients in clinical studies on the product candidates we develop, which could delay or prevent clinical studies of the product candidates.

Identifying and qualifying patients to participate in clinical studies of the product candidates we develop is critical to our success. The timing of these clinical studies will depend, in part, on the speed of recruitment of patients to participate in testing such product candidates as well as completion of required follow-up periods. We or our collaborators may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a study, to complete the clinical studies for our product candidates in a timely manner. If patients are unwilling to participate in such studies because of negative publicity from adverse events in the biotechnology or gene or cell therapy industries or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our technology or termination of the clinical studies altogether.

In addition, clinical trials for the product candidates we develop will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition may reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of the clinical trials at the same clinical trial sites that some of our competitors use, which may reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because the product candidates we develop represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and stem cell transplants, rather than enroll patients in our future clinical trial or clinical trial of our collaborators.

Patient enrollment is affected by a variety of factors, including:

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	our ability to monitor patients adequately during and after treatment.

Our competitors in the immuno-oncology space are developing products that similarly use CAR T-cells to seek out and destroy cancer cells. In addition to the factors identified above, patient enrollment in any clinical trials we may conduct may be adversely impacted by any negative outcomes our competitors may experience, including adverse side effects, clinical data showing inadequate efficacy or failures to obtain regulatory approval.

If we or our collaborators have difficulty enrolling a sufficient number of patients to conduct clinical studies as planned, we or our collaborators may need to delay, limit or terminate ongoing or planned clinical studies, any of which could have a material adverse effect on our business and financial condition and on the value of the ADSs. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.

Our product candidates may fail safety studies in clinical trials or may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Our gene-editing technologies may not be sufficiently specific for their target sites, or they may not target unique sites within the genome of interest, which may result in random DNA recombination events. For example, off-target cleavage may lead to the production of double-strand breaks that overwhelm the cell’s repair machinery and, as a consequence, yield chromosomal rearrangements and/or cell death. Off-target cleavage events also may result in random integration of donor DNA. As a result, off-target cleavage in T-cells may lead to undesirable side effects for patients, and consequently could cause delays, interruptions or suspensions of clinical trials and delays or denial of regulatory approval by the FDA or other regulatory authorities. Because clinical trials on the products we develop have not yet commenced, we do not know whether any of our product candidates will cause undesirable side effects.

Any undesirable side effects could cause us, our collaborators or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the

FDA or other regulatory authorities. Further, if the product candidates we develop receive marketing approval and we or others identify undesirable side effects caused by the products or any other similar products after the approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of the products;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we or our collaborators may be required to change the way the products are distributed or administered or conduct additional clinical trials;

•	we or our collaborators may decide to remove the products from the marketplace;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our products or products developed with our technologies; and

•	our reputation may suffer.

Any of these events could prevent the affected products from (1) reaching the milestones triggering payment to Cellectis or (2) achieving or maintaining market acceptance and could substantially increase the costs of commercializing such products and significantly impact the ability of such products to generate revenues.

If the product candidates we develop do not achieve projected development and commercialization in the announced or expected timeframes, the further development or commercialization of our product candidates may be delayed, and our business will be harmed.

We sometimes estimate, or may in the future estimate, for planning purposes the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, the receipt of marketing approval or commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions including, assumptions regarding capital resources and constraints, progress of development activities, and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates.

If we or our collaborators fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, and our business and results of operations may be harmed, and the trading price of the ADSs or ordinary shares may decline.

Further development and commercialization of our own product candidates will depend, in part, on strategic alliances with our collaborators. If our collaborators do not diligently pursue product development efforts, our progress may be delayed and our revenues may be deferred.

We expect to rely, to some extent, on our collaborators to provide funding in support of our own independent research and pre-clinical and clinical testing. Our technology is broad based, and we do not currently possess the financial resources necessary to fully develop and commercialize potential products that may result from our technologies or the resources or capabilities to complete the lengthy marketing approval processes that may be required for the products. Therefore, we plan to rely on strategic alliances to financially help us develop and commercialize our own biopharmaceutical products. As a result, our success depends, in part, on our ability to collect milestone and royalty payments from our collaborators. To the extent our collaborators do not aggressively pursue product candidates for which we are entitled to such payments or pursue such product candidates ineffectively, we will fail to realize these significant revenue streams, which could have an adverse effect on our business and future prospects. For example, Servier has options to acquire certain product candidates after we have completed specified product candidate development stages. If Servier chooses to exercise such an option, it will own the product and control its future development and commercialization. We will receive royalties on sales of the product, but will have no control over its commercialization.

If the alliances we currently have, such as Pfizer and Servier, or future collaborators with whom we may engage, are unable or unwilling to advance our programs, or if they do not diligently pursue product development and product approval, this may slow our progress and defer our revenues. Such failures would have an adverse effect on our ability to collect key revenue streams and, for this reason, would adversely impact our business, financial position and prospects. Our collaborators may sublicense or abandon product candidates or we may have disagreements with our collaborators, which would cause associated product development to slow or cease. There can be no assurance that our current strategic alliances will be successful, and we may require significant time to secure new strategic alliances because we need to effectively market the benefits of our technology to these future alliance partners, which may direct the attention and resources of our research and development personnel and management away from our primary business operations. Further, each strategic alliance arrangement will involve the negotiation of terms that may be unique to each collaborator. These business development efforts may not result in a strategic alliance or may result in unfavorable arrangements.

The loss of existing or future collaboration agreements would not only delay or potentially terminate the possible development or commercialization of products we may derive from our technologies, but it may also delay or terminate our ability to test target candidates for specific genes. If any collaborator fails to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected target candidates or research programs could be delayed or terminated.

Under typical collaboration agreements, we would expect to receive revenue for the research and development of a CAR T-cell immunotherapy product based on achievement of specific milestones, as well as royalties based on a percentage of sales of the commercialized products. Achieving these milestones will depend, in part, on the efforts of our partner as well as our own. If we, or any alliance partner, fail to meet specific milestones, then the strategic alliance may be terminated, which could reduce our revenues.

Even if we or our collaborators successfully complete clinical trials of our product candidates, those candidates may not be commercialized successfully for other reasons.

Even if we or our collaborators successfully complete clinical trials for one or more of the product candidates, those candidates may not be commercialized for other reasons, including:

•	failing to receive regulatory approvals required to market them as drugs;

•	being subject to proprietary rights held by others;

•	failing to comply with GMP requirements;

•	being difficult or expensive to manufacture on a commercial scale;

•	having adverse side effects that make their use less desirable;

•	failing to compete effectively with existing or new products or treatments commercialized by competitors; or

•	failing to show long-term benefits sufficient to offset associated risks.

In addition, for any product candidates we develop through our strategic alliances, we will depend entirely upon the other party for marketing and sales of that product. These partners may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all. Our business and results of operations will be negatively impacted by any failure of our collaborators to effectively market and commercialize and approved products.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory requirements.

Even if we obtain regulatory approval in a jurisdiction for the product candidates we develop, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information. Any regulatory approvals received for the product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. For example, the holder of an approved BLA in the United States is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. Similarly, in the EU, pharmacovigilance obligations are applicable to all medicinal products. In addition to those, holders of a marketing authorization for gene or cell therapy products must detail, in their application, the measures they envisage to ensure follow-up of the efficacy and safety of these products. In cases of particular concern, marketing authorization holders for gene or cell therapy products in the EU may be required to design a risk management system with a view to identifying, preventing or minimizing risks, and may be obliged to carry out post-marketing studies. In the United States, the holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Similar provisions apply in the EU. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. Similarly, in the EU any promotion of medicinal products is highly regulated and, depending on the specific jurisdiction involved, may require prior vetting by the competent national regulatory authority.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory agency may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we or our collaborators fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, national competent authorities may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend or terminate any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our collaborators;

•	restrict the marketing, distribution or manufacturing of the product;

•	seize or detain product or otherwise require the withdrawal or recall of product from the market;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit ability to commercialize products and generate revenues. In addition, the FDA’s policies, and policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, marketing approval that has been obtained may be lost and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We expect the product candidates we develop will be regulated as biological products, or biologics, and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the 2010 Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of the product candidates we develop that is approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if we or our collaborators obtain and maintain approval for the product candidates in the United States or another jurisdiction, we or our collaborators may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA or by the requisite regulatory agencies in any other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our collaborators’ ability to develop, manufacture, promote and sell our product candidates internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell the product candidates in the EU and many other jurisdictions, we and our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional pre-clinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or our collaborators fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business will be adversely affected.

Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we or our collaborators may decide to first seek regulatory approvals of a product candidate in countries other than the United States, or we or our collaborators may simultaneously seek regulatory approvals in the United States and other countries, in which case we or our collaborators will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. For example, we anticipate filing in 2015 an application for a CTA in the United Kingdom to initiate Phase 1 clinical trials on our lead product candidate, UCART19. Obtaining regulatory approvals from health authorities in countries outside the United States is likely to subject us or our collaborators to all of the risks associated with obtaining approval in the United States or the EU described herein.

We plan to seek orphan drug status for some or all of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

We plan to seek orphan drug designation for some or all of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Although we intend to seek orphan product designation for some or all of our product candidates, we may never receive such designations.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if we obtain orphan drug designation for a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

Similarly, in Europe, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) 141/2000. This applies to products that are intended for a life-threatening or chronically debilitating condition and either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the EU to justify the necessary investment. Moreover, in order to obtain orphan designation in the EU it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition.

In the EU, orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and applicants can benefit from specific regulatory assistance and scientific advice. Products receiving orphan designation in the EU can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies (Article 37, Regulation 1901/2006). However, the 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation—for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the first applicant consents to a second orphan medicinal product application; or

•	the first applicant cannot supply enough orphan medicinal product.

We may seek fast-track designation for some or all of our product candidates. There is no assurance that the FDA will grant such designation and, even if it does grant fast track designation to any of our product candidates, that designation may not actually lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval in the United States.

We may seek fast-track designation and review for some or all of our other product candidates. If a drug is intended for the treatment of a serious or life-threatening condition or disease, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation. Thus, even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Moreover, even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may seek a breakthrough therapy designation for our product candidates. Even if we achieve a breakthrough designation from FDA for the product candidates we develop, or, if applicable, by other national or international regulatory agencies, such designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a breakthrough therapy designation for our product candidates in the future. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that our product candidates meet the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification.

Even if any of our product candidates are commercialized, they may not be accepted by physicians, patients, or the medical community in general, and may also become subject to market conditions that could harm our business.

Even if any of our product candidates receive marketing approval, the medical community may not accept such products as adequately safe and efficacious for their indicated use. Moreover, physicians may choose to restrict the use of the product, if, based on experience, clinical data, side-effect profiles and other factors, they are not convinced that the product is preferable to existing drugs or treatments. We cannot predict the degree of market acceptance of any product candidate that receives marketing approval, which will depend on a number of factors, including, but not limited to:

•	the demonstration of the clinical efficacy and safety of the product;

•	the approved labeling for the product and any required warnings;

•	the advantages and disadvantages of the product compared to alternative treatments;

•	our and any collaborator’s ability to educate the medical community about the safety and effectiveness of the product;

•	the coverage and reimbursement policies of government and commercial third-party payors pertaining to the product; and

•	the market price of the product relative to competing treatments.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates as a result of unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products.

In addition, regardless of merit or eventual outcome, product liability claims may result in: impairment of our business reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to trial participants, patients or other claimants; loss of revenue; exhaustion of any available insurance and our capital resources; the inability by us and our collaborators to commercialize our product candidates; and decreased demand for our product candidates, if approved for commercial sale.

Although we maintain product liability insurance coverage, this coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval, which could adversely affect our business.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborators, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized, or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

Even if we obtain regulatory approval of our product candidates, we may not be the first to market and that may affect the price or demand for our product candidates. Additionally, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. A competitor could obtain orphan product exclusivity from the FDA with respect to such competitor’s product. If such competitor product is determined to be the same product as one of the product candidates we develop, that may prevent us or our collaborators from obtaining approval from the FDA for such product candidate for the same indication for seven years, except in limited circumstances.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend, in part, on the availability of adequate coverage and reimbursement from third-party payors.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Policies for coverage and reimbursement for products vary among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us or our collaborators to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our product candidates.

Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates represent new approaches to the treatment of cancer and accordingly, may have a higher cost than conventional therapies and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be elevated.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain regulatory approval for any of our product candidates.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect one or more of the following:

•	our ability or our collaborators’ ability to set a price we believe is fair for our products, if approved;

•	our ability or our collaborators’ ability to obtain and maintain market acceptance by the medical community and patients;

•	our ability to generate revenues and achieve profitability; and

•	the availability of capital.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our or our collaborators’ ability to sell our products profitably. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was enacted in March 2010 and is expected to have a significant impact on the provision of, and payment for, health care in the United States. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential product candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of biopharmaceutical product is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the EU do not follow price structures of the United States and generally tend to have significantly lower prices.

We believe that pricing pressures will continue and may increase, which may make it difficult for us to sell our potential products that may be approved in the future at a price acceptable to us or any of our future collaborators.

Our future profitability, if any, depends, in part, on our ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability, if any, will depend, in part, on our ability and the ability of our collaborators to commercialize the product candidates we develop in markets throughout the world. Commercialization of our product candidates in various markets could subject us to risks and uncertainties, including:

•	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements in each jurisdiction that we pursue;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	foreign currency exchange rate fluctuations;

•	patients’ ability to obtain reimbursement for products in various markets; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Sales of the products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We are subject to healthcare laws and regulations, which could expose us to the potential for criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons and third-party payors must be structured in accordance with the broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:

•	The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

•	The federal civil and criminal false claims laws and civil monetary penalties laws, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•

The federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members.

•	Analogous laws and regulations in various U.S. states, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than U.S. federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.

•	Similar legislation is applicable in EU Member States, including by way of example and without limitation: the UK’s Bribery Act 2010 or the French Decree No 3013-414 on Transparency of Benefits Given by Companies Manufacturing or Marketing Health and Cosmetic Products for Human Use (Décret n° 2013-414 du 21 mai 2013 relatif à la transparence des avantages accordés par les entreprises produisant ou commercialisant des produits à finalité sanitaire et cosmétique destinés à l’homme).

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to Our Reliance on Third Parties

We expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and pre-clinical development, clinical testing and distribution, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our product manufacturing, protocol development, research and pre-clinical development and clinical testing as well as distribution and will rely on third parties for some of these activities. Under certain circumstances, these third parties may be entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our product development activities.

In addition, in connection with our engagement of third parties, we expect to control only certain aspects of their activities. Our reliance on these third parties for product manufacturing, protocol development, research and pre-clinical development and clinical testing and distribution activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study and trial plans and protocols, or if there are disagreements between us and these third parties, we may not be able to complete, or may be delayed in completing, the pre-clinical studies and clinical trials required to support future regulatory submissions and approval of the product candidates we develop. In some such cases we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay with respect to the approval of our product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, reliance on third-party manufacturers and/or distributors entails risks to which we would not be subject if we manufactured and distributed the product candidates ourselves, including:

•	the inability to negotiate manufacturing and/or distribution agreements with third parties under commercially reasonable terms or at all, because the number of potential manufacturers and distributors is limited and each must be approved by the FDA or comparable foreign regulatory authorities and would need to develop approved processes for production or distribution of our products;

•	that our third-party manufacturers or distributors may have little or no experience with our products and may therefore require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture or distribute our product candidates;

•	reduced control over manufacturing and distribution activities and quality control processes and the possibility that our contract manufacturers and distributors are not able to execute our manufacturing or distribution procedures and other logistical support requirements appropriately;

•	that our contract manufacturers may not perform as agreed, may not devote sufficient resources to our products or may not remain in the contract manufacturing business for the time required to supply investigational products for our clinical trials or to successfully produce, store and supply our products once approved;

•	that we may not own, or have equivalent necessary rights in, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products;

•	breach, termination or nonrenewal of our agreements by third-party manufacturers or distributors in a manner or at a time that is costly or damaging to us; and

•	disruptions to the operations of our subcontractors or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer, distributor or supplier.

Any of these events could lead to clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. For example, in the United States components of a finished CAR T-cell immunotherapy product approved for commercial sale or used in clinical studies must be manufactured in accordance with cGMP requirements. Similarly, all investigational medicinal products in the EU must be manufactured in compliance with Good Manufacturing Practices, or GMP. The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of the product candidates we develop that may not be detectable in final product testing. In the United States, we or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s cGMP requirements enforced by the FDA through its facilities inspection program. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

Similarly, in the EU, Directive 2003/94/EC lays down the principles and guidelines of GMP in respect of medicinal products and investigational medicinal products and requires that products are consistently produced and controlled in accordance with the applicable quality standards. It also requires that medicinal products and investigational medicinal products that are imported from third countries are manufactured in accordance with standards at least equivalent to the GMP standards laid down in the EU. Directive 2003/94/EC, together with the detailed EU Guidelines on GMP, govern the quality management, personnel, premises, documentation, production operations, quality control, outsources activities, complaints and product recall and self inspection. GMP inspections are performed by the competent authorities of the EU Member States, and are coordinated by the EMA in the case of medicinal products that are authorized through the EU centralized procedure.

If any of our third-party manufacturers fail to maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product, or revocation or non-renewal of a pre-existing approval. As a result, our business, financial condition and results of operations may be materially harmed.

In addition, if supply from one approved manufacturer is interrupted, there could be a significant disruption in commercial supply of our products. Identifying and engaging an alternative manufacturer that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of clinical studies, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed or we could lose potential revenue.

Access to raw materials and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not guaranteed.

We are dependent on third parties for the supply of various biological materials—such as cells, cytokines or antibodies—that are necessary to produce our product candidates. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing process and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect the ability to complete trials and commercialize our products candidates.

We expect to rely on third parties to conduct, supervise and monitor our clinical studies, and if these third parties perform in an unsatisfactory manner, it may harm our business.

We expect to rely on medical institutions, clinical investigators, contract research organizations, or CROs, contract laboratories, and collaborators to carry out our clinical trials and to perform data collection and analysis. While we will have agreements governing their activities, we will have limited influence over their actual performance and will control only certain aspects of such third parties’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards, and our reliance on the third party does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, cGMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of our preclinical studies and clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Regulatory authorities around the world, including the FDA and European authorities, enforce these requirements through periodic inspections of study sponsors, CROs, principal investigators and clinical trial sites. If we, our CROs, our investigators or trial sites fail to comply with applicable GCP, GLP and GMP requirements, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities around the world may require us to perform additional clinical trials before issuing any marketing authorizations for our product candidates. Upon inspection, the FDA or EMA may determine that our clinical trials did not comply with GCP, GLP and GMP requirements, which may render the data generated in those trials unreliable or anyway not usable for the purpose of supporting the marketing authorization applications for our products. In addition, our future clinical trials will require a sufficient number of study subjects to evaluate the safety and efficacy of our product candidates. Accordingly, if, for example, our CROs fail to comply with these regulations or if trial sites fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, or anyway incur delays in the performance of such trials, which would delay the regulatory approval process for the approval of our product candidates.

Clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

•	we are unable to negotiate agreements with third parties under reasonable terms;

•	termination or nonrenewal of agreements with third parties occurs in a manner or at a time that is costly or damaging to us;

•	the third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory or ethical requirements, or for other reasons.

Third party performance failures may increase our costs, delay our ability to obtain regulatory approval, and delay or prevent starting or completion of clinical trials and delay or prevent commercialization of our product candidates. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

We may enter into agreements with third parties to sell and market any of the products candidates we develop on our own and for which we obtain regulatory approval, which may affect the sales of our own products and our ability to generate revenues.

Given our early development stage, we have no experience in sales, marketing and distribution of biopharmaceutical products. However, if any of our product candidates obtain marketing approval, we intend to develop sales and marketing capacity, either alone or with partners, by contracting with, or licensing, them to market any of our own products. Outsourcing sales and marketing in this manner may subject us to a variety of risks, including:

•	our inability to exercise direct control over sales and marketing activities and personnel;

•	failure or inability of contracted sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	potential disputes with third parties concerning sales and marketing expenses, calculation of royalties, and sales and marketing strategies; and

•	unforeseen costs and expenses associated with sales and marketing.

If we are unable to partner with a third party that has adequate sales, marketing, and distribution capabilities, we may have difficulty commercializing our product candidates, which would adversely affect our business, financial condition, and ability to generate product revenues.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we will rely on third parties for the advancement of our products platform, clinical trials, and manufacturing facilities, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, agreements with third parties typically restrict the ability of such third parties to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the strategic alliance. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Our Plant Products Business

Our plant product development efforts use complex integrated technology platforms and require substantial time and resources; these efforts may not be successful, or the rate of product improvement may be slower than expected.

The development of successful agricultural products using complex technology platforms such as ours requires significant levels of investment in research and development, including field testing, to demonstrate their effectiveness and can take several years or more. For the years ended December 31, 2012 and 2013, and the six months ended June 30, 2014, we spent €0.9 million, €1.4 million and €0.7 million, respectively, on plant sciences research and development. We intend to continue to invest in research and development to continue to improve the performance of our plant products. Our investment in research and development may not result in significant plant product revenues over the next several years, if ever.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	our plant products will fail to perform as expected in the field;

•	our plant products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

•	our plant products may have poisonous effects on consumers;

•	our plant products will be viewed as too expensive by our potential customers compared to competitive products;

•	our plant products will be difficult to produce on a large scale or will not be economical to grow;

•	proprietary rights of third parties will prevent us, our collaborators, or our licensees from marketing our plant products; and

•	third parties may develop superior or equivalent plant products.

Our plant products are not yet available for commercial use.

Our plant products are in the early stages of development, and there is no established market for them. If we are not able to commercialize our existing products or new products on a significant scale, then we may not be successful in building a sustainable or profitable plant sciences business. Moreover, we expect to price our products based on our assessment of the value that we believe they provide to the customer, rather than on the cost of production. If our customers attribute a lower value to our products than we do, they may not be willing to pay the premium prices that we expect to charge. Pricing levels may also be negatively affected if our products are unsuccessful in producing the yields we expect.

Our crops are new, and producers may require instruction to successfully establish, grow and harvest our crops.

As part of our product development activities and customer support, we plan to provide agricultural producers with information and protocols regarding the establishment, management, harvest, transportation and storage of our crops. Such crop management recommendations may include equipment selection, planting and harvest timing, application of crop protection chemicals or herbicides and storage systems and protocols. Our general or specific protocols may not apply in all circumstances, may be improperly implemented, may not be sufficient, or may be incorrect, leading to reduced yields, crop failures or other production problems or losses by our customers. Such failures may harm our customer relationships, our reputation and our ability to successfully market our products, and may lead to liability claims against us. Further, the use of our seeds may require a change in current planting, rotation or agronomic practices, which may be difficult to implement or may discourage the use of our plant products by agricultural producers.

We plan to conduct field trials of our plant products with potential customers in various geographies. We will have limited control over field trials that are conducted by third parties and will depend on their ability to follow our suggested protocols. There are various reasons these trials may fail to succeed, including weather, disease or pests, planting our seeds too late in the growing seasons or the incorrect use of fertilizers. Statements by our potential customers about negative field trial experiences could harm our reputation, and the decision by these parties not to proceed with large-scale trials or seed purchases could harm our business, revenue and profitability.

The successful commercialization of our plant products depends on our ability to produce high-quality plants and seeds cost-effectively on a large scale and to accurately forecast demand for our plant products and we may be unable to do so.

The production of commercial-scale quantities of seeds requires the multiplication of the plants or seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of some of our plant products depends on our ability to scale our production processes to produce plants and seeds in sufficient quantity to meet demand. We cannot assure you that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for the plant products in our pipeline. Even if we are successful in developing ways to increase yields and enhance quality, we may not be able to do so cost-effectively or on a timely basis, which could adversely affect our ability to achieve profitability. If we are unable to maintain or enhance the quality of our plants and seeds as we increase our production capacity, including through the expected use of third parties, we may experience reductions in customer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable plants and seeds, we will need to make seed production decisions well in advance of plant product sales. Our ability to accurately forecast demand can be adversely affected by a number of factors outside of our control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product sales revenue, damage our reputation in the market and adversely affect customer relationships. Any surplus in the amount of plant products we have on hand may negatively impact cash flows, reduce the quality of our inventory and ultimately result in write-offs of inventory. Any failure on our part to produce sufficient inventory, or overproduction of a particular product, could harm our business, results of operations and financial condition. In addition, customers may cancel orders or request a decrease in quantity at any time prior to delivery of the plants or seeds, which may lead to a surplus of our plant products.

We face significant competition in plant biotechnology and many of our competitors have substantially greater financial, technical and other resources than we do.

The agricultural biotechnology market is characterized by a small number of large companies, which control the vast majority of patented seeds and technology. The majority of these competitors have substantially greater financial, technical and other resources, such as larger research and development staff, more experienced marketing and manufacturing organizations and more well-established sales forces, than us.

Our competitors in the agricultural biotechnology space include:

•	Companies developing plants with enhanced properties: Arcadia Biosciences, Inc., Chromatin Inc., Cibus US LLC, Evogene Ltd., Danzinger Innovation Ltd. and Keygene N.V.

•	Major seed/agrochemical companies: BASF SE, Bayer AG, DuPont Pioneer, Groupe Limagrain Holding SA, Monsanto Co., Syngenta AG, Takii & Company, LTD, The Dow Chemical Co. and The J.R. Simplot Co.

Technological developments by our competitors could render our products less competitive, resulting in reduced sales compared to our expectations. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to: control manufacturing and marketing costs; effectively price and market our plant products; successfully develop an effective marketing program, and an efficient distribution system; develop of new products with properties attractive to our customers, and commercialize of our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our plant sciences business and its results of operations and financial condition.

Our plant sciences business is highly seasonal and subject to weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of plant products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. As we have not yet made any sales of our plant products, we have not yet experienced the full nature or extent to which this business may be seasonal. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by our customers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Disruptions that cause delays by our customers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

The successful commercialization of our plant products may face challenges from public perceptions of genetically engineered products and ethical, legal, environmental and social concerns. In addition, our products may become subject to government regulation.

The successful commercialization of our plant products depends, in part, on public acceptance of genetically engineered agricultural products. Any increase in negative perceptions of gene editing may result in decreased market acceptance of our plant products. Increased negative public opinion, or more restrictive government regulations in response thereto, would have a negative effect on our plant sciences business and may delay or impair the development and commercialization of our plant products.

The commercial success of our plant products may be adversely affected by claims that biotechnology plant products are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas. If we are not able to overcome these concerns, our products may not achieve market acceptance. Any of the risks discussed below could result in expenses, delays or other impediments to our plant development programs or the market acceptance and commercialization of our plant products:

•	public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and biotechnology plant products, which could influence public acceptance of our technologies and plant products;

•	public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could weaken our intellectual property rights with respect to our genetic material and discourage collaborators from supporting, developing or commercializing our products and technologies; and

•	failure to maintain or secure consumer confidence in, or to maintain or receive governmental approvals for, our plant products.

In addition, changes in regulatory requirements could result in a substantial increase in the time and costs associated with developing our plant products and negatively impact our operating results.

In the United States, the United States Department of Agriculture, or USDA, regulates, among other things, the introduction (including the importation, interstate movement, or release into the environment) of organisms and products altered or produced through genetic engineering that are plant pests or that there is reason to believe are plant pests. Such organisms and products are considered “regulated articles.” However, a petitioner may submit a request for a determination by the USDA of “nonregulated status” for a particular article. A petition for determination of nonregulated status must include detailed information, including relevant experimental data and publications, field test reports, and a description of the genotypic differences between the regulated article and the nonmodified recipient organism, among other things. We have submitted a request for a determination of “nonregulated status” to the USDA for our potato product candidate and our no-trans-fat (high oleic) soybean product candidate. The USDA confirmed in writing that our potato product candidate is not deemed to be a “regulated article” under the Plant Protection Act because it does not contain genetic material from plant pests. While we believe that the USDA’s reasoning will extend to our other product candidates, we have not obtained a determination from USDA that any of our other product candidates are not “regulated articles” under these regulations. USDA’s regulations also require that companies obtain a permit or file a notification before engaging in the introduction (including the importation, interstate movement, or release into the environment such as field testing) of “regulated articles.” We cannot predict whether the USDA or advocacy groups will challenge our interpretation. Additionally, a change in the way the USDA interprets its regulations, or a change in regulations could subject our products to more burdensome regulations, thereby substantially increasing the time and costs associated with developing our plant products. Moreover, we cannot assure you that the USDA will apply this same analysis to any of our other plant products in development. Complying with USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could delay or prevent the commercialization of our plant products.

Our plant products will also be subject to extensive FDA food product regulations. Under sections 201(s) and 409 of the Federal Food, Drug, and Cosmetic Act, any substance that is intentionally added to food is a food additive, and is therefore subject to FDA premarket review and approval, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (generally recognized as safe, or GRAS), or unless the use of the substance is otherwise excluded from the definition of a food additive. The FDA may classify some or all of our product candidates as containing a food additive that is not GRAS. Such classification would cause these product candidates to require pre-market approval, which could delay the commercialization of these products.

In the EU, genetically modified foods, or GM foods, can only be allowed on the market once they have been authorized subject to rigorous safety assessments. The procedures for evaluation and authorization of GM foods are governed by Regulation (EC) 1829/2003 on GM food and feed and Directive 2001/18/EC on the release of genetically modified organisms, or GMOs, into the environment. If the GMO is not to be used in food or feed, then an application must be made under Directive 2001/18/EC. If the GMO is to be used in food or feed (but it is not grown in the EU) then a single application for both food and feed purposes under Regulation 1829/2003 should be made. If the GMO is used in feed or food and it is also grown in the EU, an application for both cultivation and food/feed purposes needs to be carried out under Regulation (EC) 1829/2003. A different EU regulation, Regulation (EC) 1830/2003, regulates the labeling of products that contain GMOs that are placed on the EU market. There are currently legislative proposals in the EU that would allow EU Member States to restrict or prohibit growing GMOs in their territory, on a range of environmental grounds, even if such crops were previously authorized at EU level. Should these proposals become law, growing GMOs may become more difficult in individual EU Member States.

We cannot predict whether or when any jurisdiction will change its regulations with respect to our plant products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt biotechnology approval activities or influence public opinion against genetically engineered products. In addition, governmental reaction to negative publicity concerning our plant products could result in greater regulation of genetic research and derivative products or regulatory costs that render our plant products cost prohibitive.

We may be sued for product liability and if such lawsuits were determined adversely, we could be subject to substantial damages.

We may be held liable if any plant product we develop, or any product that uses or incorporates, any of our technologies, causes injury or is found otherwise unsuitable during product testing, production, marketing or sale. For example, the detection of unintended biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced may result in the inability to market the crops grown or physical injury to consumers resulting in potential liability for us as the seed producer or technology provider. If this were to occur, we could be subject to claims by multiple parties based not only on the cost of our plant products but also on their lost profits and business opportunities. In addition, the detection of unintended biotechnology material in our seeds or in the environment could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality related to biotechnology could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Some of our plant products may end up in markets or countries in which they have not received regulatory approval, which may result regulatory challenges or lawsuits.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of our plant products. As a result, our plant products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against our company, which could result in significant expenses and management attention and have a material adverse effect on the price of our ADSs.

Our plant sciences activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters.

Our headquarters and certain research and development operations are located at a single facility in New Brighton, Minnesota. Our seed production takes place primarily in the United States. Warehousing for seed storage is located primarily in Minnesota. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. However, a natural disaster, such as a hurricane, drought, fire, flood, tornado or earthquake, could cause substantial delays in our operations, damage or destroy our equipment, inventory or development projects, and cause us to incur additional expenses.

Risks Related to Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our intellectual property estate, including our product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

•	we may not have been the first to invent the technology covered by our pending patent applications or issued patents;

•	we cannot be certain that we were the first to file patent applications covering our product candidates, including their compositions or methods of use, as patent applications in the United States and most other countries are confidential for a period of time after filing;

•	others may independently develop identical, similar or alternative products or compositions or methods of use thereof;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•	any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

•	our compositions and methods may not be patentable;

•	others may design around our patent claims to produce competitive products that fall outside of the scope of our patents; and

•	others may identify prior art or other bases upon which to challenge and ultimately invalidate our patents or otherwise render them unenforceable.

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to develop successfully our product candidates or to commercialize successfully our products if approved. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications may have priority over patent applications filed by us.

Obtaining and maintaining a patent portfolio entails significant expense of resources. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. We may or may not choose to pursue or maintain protection for particular intellectual property in our portfolio. If we choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of biopharmaceutical companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

Furthermore, even if not challenged, our patents and patent applications may not adequately protect our products or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and could threaten our ability to successfully commercialize, our product candidates. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the scope of patent protection that we are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

From time to time, the United States Supreme Court, or the Supreme Court, other federal courts, the United States Congress, the USPTO and similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on our business.

The Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. As a result of these changes, the patent law in the United States may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our patent applications and our ability to obtain patents based on our discoveries and to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We expect to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee or consultant with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where our ability to enforce our patent rights is not as strong as in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert ownership or commercial rights to inventions we develop or otherwise regard as our own.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our strategic alliances. These agreements provide that we must negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the strategic alliance. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective alliance. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a collaborator’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our rights in that intellectual property. Either outcome could have a material adverse impact on our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We may employ individuals who were previously employed at universities or other biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. Although we are not currently subject to any material pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. For example, there are other entities that are seeking patent protection that could cover therapeutic products that target the CD19 antigen. We cannot assure you that third parties will not claim infringement of their patents or misappropriation of their proprietary technology without authorization, or challenge our patents and proprietary rights with respect to UCART19. If such third parties were to succeed in their allegations, our business would be materially and adversely affected.

From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of the ADSs. Any legal action against us or our collaborators could lead to:

•	payment of damages, potentially including treble damages if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or

•	our or our collaborators’ being required to obtain a license under third-party intellectual property, and such license may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

We may infringe intellectual property rights of others, which may prevent or delay our product development efforts and may prevent or increase the costs of our successfully commercializing our product candidates, if approved.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business operations, products and methods do not or will not infringe the patents or other intellectual property rights of third parties.

The biopharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our product candidates or the use of our technologies infringe patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease developing, selling or otherwise commercializing our product candidates;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

•	in the case of trademark claims, redesign, or rename trademarks we may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Furthermore, third parties may petition courts for declarations of invalidity or unenforceability with respect to our patents or individual claims there. If successful, such claims could narrow the scope of protection afforded our product candidates and future products, if any. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may not be successful in obtaining or maintaining necessary rights to gene therapy product components and processes for our development pipeline through acquisitions and in-licenses.

We have rights, through licenses from third parties and under patents that we own, to the intellectual property to develop our gene therapy product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently, and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size and greater cash resources and clinical development and commercialization capabilities.

For example, we sometimes collaborate with academic institutions to accelerate our pre-clinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic alliance. Regardless of such right of first negotiation, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license to us intellectual property rights that we require in order to successfully develop and commercialize our products. We also may be unable to obtain such a license or assignment on terms that would allow us to make an appropriate return on our investment. In either event, our business, financial condition and prospects for growth could suffer.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market products covered by the license.

In addition, disputes may arise regarding the payment of the royalties due to licensors in connection with our exploitation of the rights we license from them. Licensors may contest the basis of royalties we retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.

In many cases, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly.

In many cases, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property.

In certain cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the basis of royalties due to our licensors;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Risks Related to Our Organization, Structure and Operation

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of November 30, 2014, we had 89 full-time employees, and in connection with becoming a U.S. public company, we expect to increase our number of employees and the scope and location of our operations. To manage our anticipated development and expansion, including the development and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key personnel and attracting qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.

Our success depends to a significant degree upon the technical and management skills of our executive officers and key personnel. The loss of the services of these employees could have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. The loss of any of our key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, failure to succeed in our product candidates’ development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

In order to induce valuable employees to remain at Cellectis, we have provided options to purchase ordinary shares that vest over time. The value to employees of options that vest over time may be significantly affected by movements in the price of our ordinary shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations. We do not maintain “key man” insurance policies on the lives of these individuals or any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, once we are a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2016.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit and finance committee be advised and regularly updated on management’s review of internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of this offering. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of the ADSs may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our ordinary shares.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, for smaller companies such as ours). The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €4.6 million, €3.8 million and €1.7 million as of December 31, 2012 and 2013 and June 30, 2014, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, or we may not obtain the refunds for which we have applied, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We may be forced to prematurely repay conditional advances if we fail to comply with our contractual obligations under applicable innovation grant agreements.

Since 2010, we have received multiple conditional advances totaling €4.4 million for innovation granted by the Banque Publique d’Investissement (formerly known as OSEO Innovation), other French national or local governmental entities as well as the European Commission. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, we could be forced to repay the sums advanced ahead of schedule. For example, advances by OSEO depend on pursuing certain defined research programs. Similarly, the public financing from the European Commission is dedicated to pre-clinical research activities for UCART19. A finding that we are not pursuing the required programs could lead to repayment obligations. Such premature repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial means, the time or the ability to replace these financial resources with others.

We may be exposed to significant foreign exchange risk. Exchange rate fluctuations may adversely affect the foreign currency value of our ADSs.

We incur portions of our expenses and may in the future derive revenues in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. The ADSs will be quoted in U.S. dollars on the Nasdaq Global Market, or the Nasdaq, and our ordinary shares are trading in euros on the Alternext market of Euronext in Paris. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar will affect, among other matters, the U.S. dollar value and the euro value of our ordinary shares and ADSs.

We may use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes. Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. Federal, state, local or foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

Our current strategy does not involve plans to acquire companies or technologies facilitating or enabling us to access to new medicines, new technologies, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. However, if such acquisitions were to become necessary or attractive in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may unable to obtain the financing for these acquisitions under favorable conditions, and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

Risks Related to This Offering and Ownership of Our Ordinary Shares and ADSs

The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company following this offering, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act. Currently, we do not expect to file quarterly financial reports and will file financial reports on an annual and semi-annual basis, as we currently do with respect to our listing on the Alternext market of Euronext in Paris.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include this attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase our cost and expense. If we fail to implement the requirements of Section 404 of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets.

In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming. Further, being a U.S. public company and a French public company will have an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We expect to be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we expect to be a PFIC for U.S. federal income tax purposes for our current taxable year and potentially future taxable years. The determination of PFIC status is fact-specific, and separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. holder (as defined in the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this prospectus) holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences. See the section titled “Taxation—Material U.S. Federal Income Tax Considerations” in this prospectus.

There has been no prior market for the ADSs and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.

Although our ordinary shares have been traded on the Alternext market of Euronext in Paris since February 7, 2007, there has been no public market for the ADSs or our ordinary shares in the United States. We anticipate our ADSs being approved for listing on the Nasdaq Global Market, but an active trading market for our ADSs may never develop or be sustained following this offering. The initial public offering price of our ADSs will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our ADSs or ordinary shares after this offering. In the absence of an active trading market for our ADSs or ordinary shares, investors may not be able to sell their ADSs at or above the initial public offering price or at the time that they would like to sell. The market price of ADSs and ordinary shares could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	our failure to develop and commercialize our product candidates;

•	adverse results of delays in our or any of our competitors’ pre-clinical studies or clinical trials;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, strategic alliances, or capital commitments;

•	adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;

•	the termination of a strategic alliance or the inability to establish additional strategic alliances;

•	unanticipated serious safety concerns related to the use of any of our product candidates;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	ADS price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs;

•	price and volume fluctuations in trading of our ordinary shares on the Alternext market of the Euronext in Paris;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	our inability to obtain reimbursement by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

After this offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our executive officers, directors, current 5% or greater shareholders and affiliated entities will beneficially own approximately         % of our ordinary shares outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital and other general corporate purposes, which could include possible acquisitions in the future, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the ADSs, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with IFRS. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution of $         €(        ) per ADS in the net tangible book value after giving effect to the offering at an assumed initial public offering price of $         per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on                     , 2015, because the price that you pay will be substantially greater than the net tangible book value per ordinary share represented by the ADSs that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding options or warrants to purchase ordinary shares under our equity incentive plans, if we issue free shares to our employees under our equity incentive plans or if we otherwise issue additional ordinary shares or ADSs below the public offering price. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the ADSs could decline significantly and could decline below the public offering price. Upon completion of this offering, we will have outstanding              ordinary shares, of which the              ordinary shares represented by the ADSs sold in this offering and              additional shares not subject to a lock-up agreement with our underwriters will be freely tradeable. Approximately              shares are subject to a 180-day contractual lock-up, subject to limited, customary exceptions, with our underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC may permit our officers and directors to sell ordinary shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, and based on the number of ordinary shares outstanding upon completion of this offering,              additional ordinary shares (including shares represented by ADSs) will be eligible for sale in the public market, which ordinary shares are held by our directors and executive officers and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans and ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline substantially.

Following this offering, we intend to file one or more registration statements with the SEC covering ADSs (equivalent to an equal number of ordinary shares) available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus titled “Limitations Affecting Shareholders of a French Company”;

•	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the EU would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the EU would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional securities as part of a cash capital increase or a capital increase by way of debt set-off. Such rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder’s choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	the crossing of certain ownership thresholds has to be disclosed and can impose certain obligations; see the section of this prospectus titled “Description of Share Capital—Declaration of Crossing of Ownership Thresholds;” and

•	pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French Law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding in our company unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Although Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, we have irrevocably elected not to avail ourselves of this extended transition period. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions available to emerging growth companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the Alternext market of Euronext in Paris and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to corporate governance listing standards. However, Nasdaq’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from, corporate governance listing standards of the Nasdaq. For example, neither the corporate laws of France nor our By-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2015.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. Immediately following the closing of this offering, approximately         % of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in the U.S. offering are residents of the United States and none of the purchasers in the French offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than costs we will incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the Nasdaq that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our board of directors and senior management and those of our subsidiaries and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See the section titled “Enforcement of Civil Liabilities” in this prospectus.

Provisions in our collaboration agreement with Servier may prevent or delay a change in control.

Our collaboration agreement with Servier provides that if any third party begins to control us, directly or indirectly, by any means, or in the event that we engage in a change of control transaction, including, but not limited to, the sale of all or substantially all of our assets or all or substantially all of our assets that are material to the performance of our obligations under the collaboration agreement, then Servier has the right to buy-out our interest in the pre-candidate products, product candidates, and products as described under the collaboration agreement. We refer to this right to acquire such interest as the buy-out. In the event we fail to agree with Servier on the amount of payment for our interest in the pre-candidate products, product candidates or products within twenty days following Servier’s provision of a buy-out notice, then the buy-out payment would be determined by-third party valuators.

The buy-out may have the effect of delaying or preventing a change in control transaction involving us, or may reduce the number of companies interested in acquiring us. If Servier were to exercise the buy-out, it would gain exclusive development and marketing rights to the pre-candidate products, product candidates and products developed under the collaboration agreement. Were this to happen, our successor would not receive milestone payments or royalty payments on net sales of any of the products sold to Servier in connection with the buy-out. These provisions could have the effect of delaying or preventing a change in control transaction involving Cellectis, or could reduce the number of companies interested in acquiring us.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See the sections of this prospectus titled “Management—Corporate Governance Practices” and “Description of Share Capital.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical and clinical studies, and our research and development programs;

•	the initiation, timing, progress and results of our agricultural biotechnology research and development program;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	our ability to advance plant products into, and successfully complete, field trials;

•	the timing or regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	the regulatory treatment of our plant products;

•	regulatory developments in the United States and foreign countries;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with CROs, third-party suppliers of biological raw materials and manufacturers;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our therapeutic product candidates or our plant products;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for our operations;

•	the potential benefits of our strategic alliances and our ability to enter into future strategic arrangements;

•	the ability and willingness of collaborators pursuant to our strategic alliances to actively pursue development activities under our collaboration agreements;

•	our receipt of milestone or royalty payments pursuant to our strategic alliances with Servier and Pfizer;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of or product candidates;

•	our status as a passive foreign investment company;

•	our financial performance;

•	our ability to attract and retain key scientific and management personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act or as a foreign private issuer;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data and forecasts involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

FOREIGN CURRENCY EXCHANGE RATES

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below are provided for reference only and to demonstrate trends in exchange rates. They should not be relied upon, and the actual exchange rates used throughout this prospectus may vary.

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
High	1.5100	1.4536	1.4875	1.3463	1.3816	1.3927
Low	1.2547	1.1959	1.2926	1.2062	1.2774	1.3500
Rate at end of period	1.4332	1.3269	1.2973	1.3186	1.3779	1.3690
Average rate per period	1.3936	1.3262	1.3931	1.2859	1.3281	1.3711

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	June 2014	July 2014	August 2014	September 2014	October 2014	November 2014
High	1.3690	1.3681	1.3436	1.3136	1.2812	1.2554
Low	1.3522	1.3378	1.3150	1.2628	1.2517	1.2394
Rate at end of period	1.3690	1.3390	1.3150	1.2628	1.2530	1.2438

On December 18, 2014, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.2287.

Information presented on a constant currency basis in this prospectus is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation because they believe this better represents our underlying business trends.

In various places throughout this prospectus we show financial amounts in both U.S. dollars and euros. Unless otherwise stated, these translations, which are provided solely for convenience, are made at the exchange rate of €1.00 = $1.3690, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2014.

MARKET INFORMATION

Our ordinary shares have been trading on the Alternext market of Euronext in Paris under the symbol “ALCLS” since February 2007.

The following table sets forth for the periods indicated the reported high and low closing sale prices per ordinary share on the Alternext market of Euronext in Paris.

Period	High	Low
Annual
2009	€13.90	€5.30
2010	€10.95	€6.41
2011	€9.30	€5.65
2012	€8.24	€4.80
2013	€7.70	€2.19
Quarterly
First Quarter 2012	€8.24	€6.30
Second Quarter 2012	€7.28	€5.21
Third Quarter 2012	€5.69	€4.80
Fourth Quarter 2012	€7.95	€6.68
First Quarter 2013	€7.70	€5.90
Second Quarter 2013	€6.20	€4.54
Third Quarter 2013	€5.99	€4.36
Fourth Quarter 2013	€3.84	€2.19
First Quarter 2014	€7.16	€2.40
Second Quarter 2014	€13.50	€4.73
Third Quarter 2014	€14.00	€10.54
Fourth Quarter 2014 (through December 18, 2014)	€12.90	€8.98
Month Ended
June 2014	€13.50	€6.20
July 2014	€14.00	€11.75
August 2014	€11.98	€10.85
September 2014	€12.49	€10.54
October 2014	€10.68	€8.98
November 2014	€11.30	€9.94
December 2014 (through December 18, 2014)	€12.90	€10.19

On December 18, 2014, the last reported sale price of our ordinary shares on the Alternext market of Euronext in Paris was €12.53 per share.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of              ADSs in this offering will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of $             per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on                     , 2015, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) our net proceeds from this offering by $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase or decrease of 1,000,000 in the number of ADSs offered by us would increase or decrease the net proceeds to us from the sale of the ADSs we are offering by $             million, assuming that the initial public offering price remains the same and after deducting underwriting discounts and commissions. The actual net proceeds payable to us will adjust based on the actual number of ADSs sold by us, the actual public offering price and other terms of this offering determined at pricing.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to continue to develop our proprietary immuno-oncology product candidates, including through pre-clinical and clinical trials;

•	approximately $ million to pursue human therapeutics outside of oncology;

•	approximately $ million to advance our agricultural biotechnology business; and

•	the remainder, if any, for working capital and other general corporate purposes.

We currently have no specific plans as to how the net proceeds from this offering will be allocated beyond the uses specified above and therefore management will retain with respect to the use of the remainder of the net proceeds of this offering. We may also use a portion of the net proceeds to acquire, license or invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from pre-clinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any strategic alliances that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities, including the ADSs offered hereby, in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Subject to the requirements of French law and our By-laws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are those reserves other than the legal and statutory reserves and the revaluation surplus. The section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” provides further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014 on:

•	an actual basis; and

•	an as adjusted basis to reflect our issuance and sale of ADSs in this offering at an assumed initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on , 2015, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and the related notes thereto beginning on page F-1, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of June 30, 2014
	Actual		As Adjusted(1)
	in thousands
	€	$	€	$
Cash and cash equivalents	20,214	27,673

Non-current financial debt	2,770	3,792

Share capital:
Ordinary shares, €0.05 nominal value: 25,082,320 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	1,254	1,717
Premiums related to the share capital	153,681	210,389
Treasury share reserve	(287)	(393)
Currency translation adjustment	797	1,091
Consolidated reserves	(132,638)	(181,581)
Net profit (loss)	(7,873)	(10,778)
Non controlling interests	(666)	(912)

Total shareholders’ equity	14,706	20,133

Total capitalization	17,476	23,925

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on , 2015, would increase or decrease each of as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $ million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 1,000,000 in the number of ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions. The as-adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and the actual number of ADSs offered by us.

The number of ordinary shares that will be outstanding after this offering is based on the number of shares outstanding as of June 30, 2014 and excludes:

•	4,614,382 ordinary shares issuable upon the exercise of non-employee warrants and employee warrants at weighted average exercise prices of €7.79 per share and €12.24 per share, respectively, and free shares (actions gratuites) for which the acquisition period has not yet expired;

•	ordinary shares reserved for future issuance under share option plans and other delegations of authority from our shareholders;

•	2,786,924 ordinary shares acquired by Pfizer on July 31, 2014 in the context of a share capital increase pursuant to our strategic alliance with Pfizer; and

•	1,468,357 ordinary shares issued in connection with the exercise of non-employee warrants on November 13, 2014.

DILUTION

If you invest in the ADSs, your ownership interest will be diluted to the extent of the difference between the public offering price per ADS paid by you and the as adjusted net tangible book value per ordinary share after this offering. Our net tangible book value as of June 30, 2014 was €13,606 ($18,627) million, or €0.54 ($0.74) per ordinary share. Net tangible book value per ordinary share is determined by dividing (1) our total assets less our intangible assets and our total liabilities by (2) the number of ordinary shares outstanding as of June 30, 2014, or 25,082,320 ordinary shares.

After giving effect to our sale of              ADSs (each representing one ordinary share) in this offering at an assumed initial public offering price of $             per ADS, the U.S. dollar equivalents of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on                     , 2015, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2014 would have been €             ($             ) million, or €             ($             ) per ordinary share (represented by             ADSs). This amount represents an immediate increase in net tangible book value of €             ($             ) per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of €             ($             ) per ordinary share to new investors.

The following table illustrates this dilution on a per ordinary share basis:

Assumed initial public offering price per ADS		€
Historical net tangible book value per ordinary share as of June 30, 2014	€0.54
Increase in net tangible book value per ordinary share attributable to new investors participating in this offering	€

As adjusted net tangible book value per ordinary share after this offering		€

Dilution per ordinary share to new investors participating in this offering		€

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price. Each $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, the U.S. dollar equivalents of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on                     , 2015, would increase or decrease our as adjusted net tangible book value by approximately €             ($             ) million, or approximately €             ($             ) per ordinary share, and the dilution to new investors participating in this offering would be approximately €             ($             ) per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase in the number of ADSs offered by us by 1,000,000 ADSs would increase the as adjusted net tangible book value by approximately €             ($             ) million, or €             ($             ) per ordinary share, and the dilution to new investors participating in this offering would be €             ($             ) per ordinary share, assuming that the initial public offering price remains the same, and after deducting underwriting discounts and commissions. Similarly, a decrease in the number of ADSs offered by us by 1,000,000 ADSs would decrease the as adjusted net tangible book value by approximately €             ($         ) million, or €             ($             ) per ordinary share/ADS, and the dilution to new investors participating in this offering would be €             ($             ) per ADS, assuming that the initial public offering price remains the same, and after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of ADSs offered by us and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase additional ADSs, the as adjusted net tangible book value per share after the offering would be €             ($             ) per ordinary share, the increase in the as adjusted net tangible book value to existing shareholders would be €             ($             ) per ordinary share, and the dilution to new investors participating in this offering would be €             ($             ) per ordinary share.

The following table sets forth as of June 30, 2014 consideration paid to us in cash for ordinary shares purchased from us by our existing shareholders and by new investors participating in this offering. Amounts for ordinary shares purchased in this offering are based on an assumed initial public offering price of $             per ordinary share, the U.S. dollar equivalents of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on                     , 2015, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased from Us			Total Consideration			Average Price per Ordinary Share
	Number	Percent		Amount	Percent
Existing shareholders			%	€		%	€
New investors

Total		100.0%		€	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, the U.S. dollar equivalents of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on                    , 2015, would increase or decrease the total consideration paid by new investors participating in this offering by $             (€            ) million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase or decrease by 1,000,000 in the number of ADSs offered by us by 1,000,000 ADSs would increase or decrease the total consideration paid by new investors participating in this offering by $             (€            ) million, assuming that the initial public offering price remains the same and before deducting underwriting discounts and commissions. The information discussed in the table above is illustrative only and will be adjusted based on the actual public offering price, the number of ordinary shares and ADSs offered by us and other terms of this offering determined at pricing.

In addition, if the underwriters exercise in full their option to purchase additional ADSs, the number of ordinary shares held by the existing shareholders after this offering would be reduced to         % of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors participating in this offering, as represented by ADSs, would increase to                    , or         % of the total number of ordinary shares outstanding after this offering.

The tables and calculations above are based on the number of ordinary shares outstanding as of June 30, 2014, but do not include the following ordinary shares:

•	4,614,382 ordinary shares issuable upon the exercise of non-employee warrants and employee warrants at weighted average exercise prices of €7.79 per share and €12.24 per share, respectively, and free shares (actions gratuites) for which the acquisition period has not yet expired;

•	ordinary shares reserved for future issuance under our share option plans and other delegations of authority from our shareholders;

•	2,786,924 ordinary shares acquired by Pfizer on July 31, 2014 in the context of a share capital increase pursuant to our strategic alliance with Pfizer; and

•	1,468,357 ordinary shares issued in connection with the exercise of non-employee warrants on November 13, 2014.

SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and the selected consolidated statement of financial position data as of December 31, 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The selected consolidated statements of operations data for the six months ended June 30, 2013 and 2014 and the selected consolidated statement of financial position data as of June 30, 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Foreign Currency Exchange Rates” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. Our interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013		2013	2014
	€	€	U.S. $ (1)	€	€	U.S. $ (1)
	in thousands, except share and per share data
Statement of operations data:
Income	16,381	12,724	17,419	5,192	10,277	14,069
Operating expenses:
Royalty expenses	(1,788)	(542)	(742)	(428)	(1,407)	(1,926)
Research and development expenses	(15,651)	(16,049)	(21,971)	(8,622)	(7,080)	(9,693)
Selling, general and administrative expenses	(18,281)	(20,829)	(28,515)	(11,475)	(6,800)	(9,309)
Other operating income	73	478	654	122	9	12
Redundancy plan	—	(1,865)	(2,553)	—	—	—
Other operating expenses	(474)	(445)	(609)	(1)	—	—
Operating loss	(19,740)	(26,528)	(36,317)	(15,212)	(5,001)	(6,846)
Financial profit (loss)	(1,364)	(312)	(427)	171	16	22

Net loss	(23,561)	(56,419)	(77,238)	(16,964)	(7,873)	(10,778)

Losses per share attributable to shareholders of Cellectis (2)
Basic and diluted (3)	(1.16)	(2.68)	(3.67)	(0.81)	(0.34)	(0.47)
Number of shares used for computing
Basic and diluted	19,940,970	20,653,912	20,653,912	20,477,204	23,067,209	23,067,209

(1)	Translated solely for convenience into dollars at an exchange rate of €1.00 = $1.3690, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2014.
(2)	See Note 26 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(3)	Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive since their conversion to ordinary shares would decrease loss per share from continuing operations. Consequently, the diluted earnings per share is equivalent to the basic earnings per share.

	As of December 31,			As of June 30,
	2012	2013		2014
	€	€	US $ (1)	€	US $ (1)
	in thousands
Statement of financial position data:
Cash and cash equivalents	21,808	7,559	10,348	20,214	27,673
Total assets	77,468	28,875	39,530	40,232	55,078
Total shareholders’ equity	53,448	2,517	3,446	14,706	20,133
Total non-current liabilities	4,088	3,812	5,219	3,237	4,431
Total current liabilities	19,932	22,546	30,865	22,289	30,514

(1)	Translated solely for convenience into dollars at an exchange rate of €1.00 = $1.3690, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections.

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Recent unprecedented clinical results indicate that CAR-based immunotherapy is one of the most promising areas of cancer research, and we believe that it represents a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature novel safety and efficacy attributes. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

We have entered into an alliance with Servier for the development of UCART19, our lead product candidate, and other product candidates directed at five molecular targets with respect to solid tumors. We may receive up to €820.8 million ($1.12 billion) in payments from Servier pursuant to this alliance, including an initial payment of €7.55 million ($10.3 million) and up to €813.3 million ($1.11 billion) in potential milestone payments. Our alliance with Pfizer addresses the development of other CAR T-cell immunotherapies in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million ($35.3 million). We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs. See “—Collaboration Agreements.”

In addition to our cash generated by operations, we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, payments under our strategic alliances, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2012 through November 30, 2014, we have received €61.5 million ($84.3 million) through sales of equity and €66.0 million ($90.3 million) in payments made to us under our collaboration agreements with Pfizer and Servier.

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that such expenses will increase substantially if and as we:

•	continue the research and development of our immuno-oncology product candidates;

•	continue the research and development of our agricultural product candidates;

•	initiate clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	multiply field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital, in addition to the net proceeds of this offering, prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Historically, we also operated a Tools and Services segment, whose purpose was to develop and to sell genome engineering tools, engineered cells lines and services to biological research laboratories. The operations of the Tools and Services segment were primarily conducted through the activities of our subsidiaries Cellectis Bioresearch, Ectycell, Cellectis Bioresearch Inc. and Cellectis AB. In light of our current strategic goals, our board of directors decided to initiate a plan to wind down the Tools and Services segment, and, beginning in 2013, we gradually reduced the operations conducted in this segment. Other than the run-off of legacy contracts, following the divestiture of Cellectis AB in August 2014, the Tools and Services segment does not have any operations. In connection with our discontinuation of operations in the Tools and Services segment, we approved a redundancy plan, which resulted in the termination of 36 employees in the first quarter of 2014.

Our financial statements for 2012, 2013 and the first six months of 2014 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Collaboration Agreements

Research Collaboration and License Agreement with Pfizer

In June 2014, we entered into a Research Collaboration and License Agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. Pursuant to the agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s €25.8 million equity investment in our company. In addition, the strategic alliance provides for payments of up to $185.0 million per product that is directed against a Pfizer-selected target, with aggregate potential clinical and commercial milestone payments totaling up to $2.8 billion. We are also eligible to receive from Pfizer tiered royalties on annual net sales of any products that are commercialized by Pfizer that contain or incorporate certain of our intellectual property at rates in the high single-digit percentages.

Except as required of us by our collaboration agreement with Servier, until the earlier of (1) the completion or termination of a four-year term or (2) the filing by Cellectis of an IND for certain targets to which we retain rights, we and our affiliates may not grant rights under certain of our intellectual property and intellectual property developed in the course of the collaboration to develop or commercialize CAR T-cells in the field of human oncology, other than certain specified non-commercial collaborations.

Research, Product Development, Option, License and Commercialization Agreement with Servier

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement with Servier. Pursuant to this agreement, we are responsible for the research and development of our UCART19 product candidate up to and including the Phase 1 clinical trial. We are similarly responsible for the research and development of five additional product candidates consisting of allogeneic anti-tumor adoptive T-cells directed against particular targets selected by Servier.

Pursuant to the agreement, Servier made an initial payment of €7.55 million ($10.3 million) (comprising a €2.5 million ($3.4 million), non-refundable payment for the sale of an exclusive option on the product candidate UCART19 and a €5.05 million ($6.9 million) upfront payment) and, upon its exercise of each license option provided for in the agreement, Servier will pay us a lump sum license fee. We are eligible to receive from Servier aggregate additional payments of up to €813.3 million ($1.11 billion), comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified development and commercial milestones. Pursuant to the agreement, we are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products.

Financial Operations Overview

Operating Income

Our operating income consists of revenues and other income.

Revenues

We currently derive substantially all our revenues from payments pursuant to our collaboration agreements with Pfizer and Servier, patent licensing arrangements, royalties on licensed products or technologies and research and development services. Our collaboration agreements provide for non-refundable upfront payments that we receive upon execution of the relevant agreement, milestone payments that we are entitled to receive when the triggering event has occurred, and royalty payments. The triggering event for a milestone payment may be the receipt of favorable scientific results, regulatory approval, or marketing of products developed pursuant to the agreement. Royalties are based on sales of licensed products or technologies. They are recognized in accordance with the terms of the licensing agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Our ability to generate product revenues and become profitable depends upon our and our collaborators’ ability to successfully develop and commercialize products. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

In addition, from the beginning of 2014, we gradually reduced the operations of our Tools and Services segment. Following the divestiture of Cellectis AB at the end of August 2014, we will no longer receive significant revenues from the sale of services and research development contracts in this segment.

Other Income

Government Subsidies

Due to the innovative nature of our product candidate development programs, we have benefited from a certain number of sources of assistance from the French government or local public authorities, intended to finance our research and development efforts or the recruitment of specific personnel. Government subsidies that offset expenses that we incur for those research programs are recognized as other income in the period in which the expenses that are reimbursable pursuant to the grant have been incurred.

Research Tax Credit

The research tax credit (crédit d’impôt recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due on the fiscal year in which the expenditures were incurred and during the next three fiscal years. If taxes due are not sufficient to cover the full amount of the tax credit at the end of the three-year period, the difference is repaid to us in cash by the French tax authorities. We also satisfy certain criteria that qualify us as a small/middle size company and permit us to request immediate payment of the CIR. The expenditures taken into account for the calculation of the CIR only involve research expenses.

The main characteristics of the CIR are the following:

•	the CIR results in a cash inflow to us from the tax authorities;

•	a company’s corporate income tax liability does not limit the amount of the CIR; and

•	the CIR is not included in the determination of the corporate income tax.

We have concluded that the CIR meets the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and that the classification as other income within operating loss in our statement of operations is appropriate.

Operating Expenses

Our operating expenses consist primarily of royalty expenses, research and development expenses and selling, general and administrative expenses.

Royalty Expenses

We have entered into several license agreements to obtain access to technology that we use in our product development efforts. Royalty expenses consist of in-licensing costs, which reflect royalties we pay to use rights granted to us. Depending on the contractual provisions, royalty expenses are either proportional to revenues generated by using the patents or fixed annual royalties.

Research and Development Expenses

We engage in substantial research and development efforts to develop innovative CAR T-cell immunotherapy and agricultural product candidates. Research and development expense consists primarily of:

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	cost of third-party contractors such as contract research organizations, or CROs, and academic institutions involved in pre-clinical or clinical trials that we may conduct, or third-party contractors involved in field trials;

•	purchases of biological raw materials, real-estate leasing costs as well as conferences and travel costs; and

•	certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities.

Our research and development efforts are focused on our existing product candidates, including the advancement of our lead product candidate, UCART19, to the filing in 2015 of an application for a CTA in the United Kingdom. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. We track our significant external costs by product candidate. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the indirect operating costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development costs will increase in the foreseeable future as we implement our new clinical trials, manufacture pre-commercial clinical trial and pre-clinical study materials, expand our research and development and process development efforts, seek regulatory approvals for our product candidates that successfully complete clinical trials, access and develop additional technologies, and hire additional personnel to support our research and development efforts. This is because product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials. Likewise, in our plant products business, we expect our research and development expenses to increase over the next several years as we develop new agricultural product candidates and advance them through field trials toward commercial proof of concept.

We cannot determine with certainty the duration and completion costs of our future clinical trials of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates, or those of our collaborators, that might obtain regulatory approval. We also cannot determine with certainty the duration and completion costs of our future field trials of our agricultural product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our agricultural product candidates that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing as well as any additional pre-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the ability to market, commercialize and achieve market acceptance for any product candidate that we may develop in the future; and

•	the scope, rate of progress and expense of our ongoing as well as any additional studies for our agricultural product candidates, field trials and other research and development activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resource functions. Administrative expenses also include facility-related costs and service fees, other professional services and recruiting fees.

We anticipate that our selling, general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Redundancy Plan

In the second half of 2013, we recognized an expense of €1.9 million ($2.6 million) in connection with a redundancy plan that included the winding-down of our Tools and Services segment, as well as our decision to discontinue some of our research and development programs.

Financial Profit (Loss)

Financial revenues consist of interest income and exchange gains associated with transactions in foreign currencies. Financial expense consists of exchange losses associated with transactions in foreign currencies. Transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the consolidated statements of income as financial revenues or expense. Financial profit (loss) reflects the net impact of financial revenues and financial expenses.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 3 to our consolidated financial statements for the years ended December 31, 2012 and 2013.

Revenue Recognition

Collaboration agreements and licenses

We enter into research collaboration agreements that may consist of non-refundable upfront payments, payments for the sale of rights to technology, milestone payments, and royalties. In addition, we license our technology to third parties, which may be part of the research collaboration agreements.

Non-refundable upfront payments are deferred and recognized as revenue over the period of the collaboration agreement. Sales of technology pursuant to non-cancelable, non-refundable fixed-fee arrangements are recognized when such technology is delivered to the counterparty and our exclusive rights to access the technology have stopped.

Milestone payments represent amounts received from our collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. We recognize milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The triggering events may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales revenues achieved by counterparties. Royalty revenues are recognized on an accrual basis in accordance with the terms of the collaboration agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Revenues from licenses are recognized ratably over the period of the license agreements.

Sales of products and services

Revenues on sales of products and services are recognized when significant risks and rewards of ownership have been transferred to the buyer. Accumulated costs on product orders in process are recorded in inventories. We also offer research services to customers, which are recognized as revenues when the services are rendered , either on a time and materials basis, or ratably over the contract period for fixed payment arrangements.

Research Tax Credit

The research tax credit (Crédit d’Impôt Recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. We apply for the CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year.

Other government grants

We receive government grants for advanced research programs we conduct alone or in connection with other unrelated entities. This government aid is provided for and managed by French state-owned entities, and specifically “Banque Publique d’Investissement,” formerly named OSEO Innovation. We, alone or with other unrelated entities, enter into multi-year contractual arrangements for the financing of a specific research program. This arrangement may consist of subsidies only, conditional advances only or both subsidies and conditional advances. Subsidies and conditional advances are paid in fixed installments at predetermined contractual dates, subject generally to milestones based on progress of the research and documentation. Subsidies received are non-refundable. Conditional advances received are subject to nil or low interest rate depending on contractual provisions. If and when the research program has generated an amount of revenues equal to or higher than the amount set forth in the original contract, contractual repayment is required. In addition, if we decide to stop the research program, the conditional advance may be repayable.

For conditional advances, and in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the advantage resulting from a low or nil interest rate as compared to a market interest rate is considered and accounted for as a government grant. A financial liability is recognized for proceeds received from the conditional advance less the grant, and interest expense is subsequently imputed at market interest rate.

Goodwill and Asset Impairment

Goodwill

Business combinations concluded after January 1, 2011 are measured and recognized in accordance with the revised version of IFRS 3 Business Combinations:

•	The consideration transferred is measured at the fair value of the assets contributed, equity instruments issued and liabilities incurred at the transfer date. The identifiable assets and liabilities of the company acquired are measured at fair value at the acquisition date.

•	Direct costs related to the business combination are recognized as other operating expenses when incurred. Costs directly attributable to the acquisition include legal and other professional fees.

•	Contingent consideration is measured at fair value at the date control becomes effective.

•	We measure goodwill at the acquisition date as:

¡	the fair value of the consideration transferred,

¡	less the net amount recognized of the identifiable assets acquired and liabilities assumed measured in accordance with IFRS 3 Business Combinations.

Intangible assets such as patents, trademarks and contracts are recognized as identifiable assets acquired, and are recorded separately from goodwill if, at the acquisition date, they meet the definition of intangible assets under IAS 38 Intangible Assets. According to the standard, assets meet the definition of an intangible asset if they are identifiable, controlled by the company, bring future economic benefits and their fair value can be measured reliably. An intangible asset is identifiable if it may be separated from the acquired entity or if it arises as a result of legal or contractual rights.

Impairment of tangible and intangible assets

We test amortizable intangible assets and depreciable tangible assets for impairment when there is an indicator of impairment. We test intangible assets in progress, non-amortizable intangible assets and goodwill for impairment at least once a year. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, we recognize an impairment loss to reduce the carrying amount to the recoverable amount.

During the year ended December 31, 2013, we recognized an impairment charge of €27.1 million, all of which related to our Tools and Services segment.

Results of Operations

Comparisons for the Six Months Ended June 30, 2014 and 2013

Revenues. During the six months ended June 30, 2014 and 2013, we recorded €7.5 million and €1.9 million, respectively, in revenues. The increase of €5.6 million reflects primarily our alliance with Servier, with the remainder primarily due to increased license revenues.

Other income. During the six months ended June 30, 2014 and 2013, we recorded €2.8 million and €3.3 million, respectively, in other income. The decrease of €489,000, or 15.0%, reflects a decrease of €470,000 in research tax credit resulting from a decrease in research and development expenses, as well as a decrease of €19,000 in research subsidies.

Royalty expenses. During the six months ended June 30, 2014 and 2013, we recorded royalty expenses of €1.4 million and €428,000, respectively. The increase of €979,000 reflects primarily our purchase of additional licenses and payments pursuant to such new licenses.

Research and development expenses. During the six months ended June 30, 2014 and 2013, we recorded €7.1 million and €8.6 million, respectively, in research and development expenses. The decrease of €1.5 million, or 17.9% reflects primarily the impact of the redundancy plan implemented in connection with the winding-down of our Tools and Services segment, which was largely implemented in the beginning of 2014.

Selling, general and administrative expenses. During the six months ended June 30, 2014 and 2013, we recorded €6.8 million and €11.5 million, respectively, of selling, general and administrative expenses. The decrease of €4.7 million, or 40.8%, primarily reflects (1) a decrease in professional costs as we settled an intellectual property dispute in the second half of 2013, (2) a decrease in non-recurring set-up costs associated with the establishment of Scéil operations, and (3) a reduction in headcount as the result of our redundancy plan in 2014.

Other operating income. During the six months ended June 30, 2014 and 2013, our other operating income amounted to €9,000 and €122,000, respectively.

Financial revenues. During the six months ended June 30, 2014 and 2013, we recorded financial revenues of €161,000 and €273,000, respectively. The decrease of €112,000, or 41.0%, reflects lower cash balances and lower interest income from term deposits.

Financial expenses. During the six months ended June 30, 2014 and 2013, we recorded financial expenses of €145,000 and €102,000, respectively. The increase of €43,000, or 42.2%, reflects primarily foreign exchange fluctuations between the Euro and the U.S. dollar.

Net loss. During the six months ended June 30, 2014 and 2013, we recorded net losses of €7.9 million and €17.0 million, respectively. Net loss for the six months ended June 30, 2014 and 2013 included losses from continuing operations of €5.0 million and €15.0 million, respectively, and losses from discontinued operations of €2.9 million and €1.9 million, respectively. The changes in net loss and losses from continuing operations were the result of the various factors described above. The increase in losses from discontinued operations of €965,000, or 50.2%, reflects primarily an impairment charge of €2.2 million that we recognized in our Tools and Services segment offset by foreign exchange gains recognized in the six months ended June 30, 2014.

Loss attributable to non-controlling interests. During the six months ended June 30, 2014 and 2013, the portion of net losses attributable to non-controlling interests was €438,000 and €282,000, respectively. The increase of €156,000, or 55.3%, reflects additional third-party interests in our subsidiaries during the six months ended June 30, 2014.

Comparisons for the Years Ended December 31, 2012 and 2013

Revenues. For the years ended December 31, 2013 and 2012, we recorded €5.4 million and €9.7 million, respectively, in revenues. The decrease of €4.3 million, or 44.6%, relates to payments in 2012 received for the settlement of a dispute for the use of our technology that was not previously paid for by certain customers as well as decreased revenues from sales of genome engineering tools within our Tools and Services segment during 2013.

Other income. For the years ended December 31, 2013 and 2012, we recorded €7.4 million and €6.7 million, respectively, in other income. The increase of €662,000, or 9.9%, reflects an increase of €1.5 million in research subsidies associated primarily with our therapeutics business, partially offset by a decrease of €830,000 in research tax credit.

Royalties. For the years ended December 31, 2013 and 2012, we recorded expenses related to royalties of €542,000 and €1.8 million, respectively. The decrease of €1.2 million, or 69.7%, corresponds with the reduction in sales from 2012 to 2013.

Research and development expenses. For the years ended December 31, 2013 and 2012, research and development expenses were largely unchanged, at €16.0 million and €15.7 million, respectively.

Selling, general and administrative expenses. For the years ended December 31, 2013 and 2012, we recorded €20.8 million and €18.3 million, respectively, in selling, general and administrative expenses. The increase of €2.5 million, or 13.9%, reflects primarily (1) professional costs related to an intellectual property dispute that were incurred in 2013, but did not recur as a result of a settlement of that matter, and (2) non-recurring set-up costs associated with the establishment of Scéil operations.

Other operating income. For the years ended December 31, 2013 and 2012, other operating income was €478,000 and €73,000, respectively. This increase was primarily driven by the favorable resolution in 2013 of an intellectual property lawsuit, which generated a €150,000 provision reversal.

Redundancy Plan. In the year ended December 31, 2013, we recognized an expense of €1.9 million in connection with a redundancy plan that included the winding-down of our Tools and Services segment, as well as our decision to discontinue some of our research and development programs.

Other operating expenses. For the years ended December 31, 2013 and 2012, we recorded other operating expenses of €445,000 and €474,000, respectively.

Financial revenues. For the years ended December 31, 2013 and 2012, financial revenues were largely unchanged, at €468,000 and €473,000, respectively.

Financial expenses. For the years ended December 31, 2013 and 2012, we recorded financial expenses of €780,000 and €1.8 million, respectively. In 2012, we recorded an expense of €1.3 million in connection with the conversion of convertible bonds that were issued in November 2011 and converted into ordinary shares in accordance with their terms on February 3, 2012.

Loss from continuing operations. For the years ended December 31, 2013 and 2012, we recorded losses from continuing operations €26.8 million and €21.1 million, respectively. The increase of €5.7 million, or 27.2%, is due to the factors described above.

Loss from discontinued operations. For the years ended December 31, 2013 and 2012, we recorded losses from discontinued operations of €29.6 million and €2.5 million, respectively. The increase of €27.1 million reflects primarily an impairment expense that we recognized in connection with the winding-down of our operations in the Tools and Services segment.

Loss attributable to non-controlling interests. For the years ended December 31, 2013 and 2012, the portion of net losses attributable to non-controlling interests was €1.0 million and €529,000, respectively. The increase of €488,000, or 92.3%, reflects increased losses by Ectycell, part of our Tools and Services segment.

Segment Results

The following tables summarize segment revenues and segment operating profit (loss) for the six months ended June 30, 2014 and 2013, and for the years ended December 31, 2013 and 2012:

	For the six-month period ended June 30, 2013				For the six-month period ended June 30, 2014
	Tools and Services	Plants	Therapeutics	Total reportable segments	Tools and Services	Plants	Therapeutics	Total reportable segments
	€ in thousands
Segment revenues	1,461	223	4,240	5,924	777	455	8,772	10,004
Inter-segment revenues	(351)	—	(2,705)	(3,056)	(3)	—	(1,608)	(1,611)
Revenues with Cellectis AB (discontinued operations)	—	—	(929)	(929)	(27)	—	(853)	(880)

External revenues	1,110	223	606	1,939	747	455	6,311	7,513

Operating loss before tax	(4,798)	(899)	(9,515)	(15,212)	(1,661)	(593)	(2,747)	(5,001)
Depreciation and amortization	(118)	(41)	(771)	(930)	(32)	(33)	(648)	(713)

	For the year ended December 31, 2012				For the year ended December 31, 2013
	Tools and Services	Plants	Therapeutics	Total reportable segments	Tools and Services	Plants	Therapeutics	Total reportable segments
	€ in thousands
Segment revenues	3,186	2,565	11,987	17,738	2,996	1,283	10,665	14,944
Inter-segment revenues	(307)	(1,802)	(4,235)	(6,344)	(1,042)	—	(6,652)	(7,694)
Revenues with Cellectis AB (discontinued operations)	—	—	(1,714)	(1,714)	—	—	(1,888)	(1,888)

External revenues	2,879	763	6,039	9,681	1,954	1,283	2,125	5,362

Operating profit (loss) before tax	(6,903)	356	(13,193)	(19,740)	(10,950)	(1,000)	(14,576)	(26,528)
Depreciation and amortization	(208)	(40)	(1,578)	(1,826)	(237)	(86)	(1,525)	(1,848)
Impairment losses on non-financial assets	—	—	—	—	(347)	—	—	(347)
Capital expenditure	557	207	559	1,323	44	134	455	633

We primarily evaluate the operating performance of each segment based on segment revenues and operating profit or loss. Our corporate expenses are managed by Cellectis S.A. and are all allocated to the Therapeutics segment. We do not review any asset or liability information by segment or region.

Intersegment transactions among the reportable segments include allocations of research and development expenses and selling, general and administrative expenses by us to our subsidiaries. These intersegment expenses are priced at cost, plus a mark-up of 4-10%, depending on the nature of the service. We also allocate a portion of the rent expense relating to our corporate headquarters.

Therapeutics segment

Revenues in our Therapeutics segment increased by €4.6 million, from €4.2 million for the six months ended June 30, 2013 to €8.8 million for the six months ended June 30, 2014. The increase was due primarily to our alliance with Servier, which was signed in February 2014. The decrease in costs of €1.5 million from the first six months of 2013 to the first six months of 2014 resulted primarily from lower administrative expenses (primarily due to lower professional fees and non-recurrence of expenses related to establishment of Scéil operations), partially offset by higher research and development costs. Segment operating loss before tax decreased by €6.8 million, from €9.5 million for the six months ended June 30, 2013 to €2.7 million for the six months ended June 30, 2014.

Revenues in our Therapeutics segment decreased by €1.3 million, or 11%, from €12.0 million for the year ended December 31, 2012 to €10.7 million for the year ended December 31, 2013. The decrease relates to payments in 2012 received for the settlement of a dispute for the use of our technology that was not previously paid for by certain customers. Segment operating loss before tax increased by €1.4 million, or 10.5%, from €13.2 million for the year ended December 31, 2012 to €14.6 million for the year ended December 31, 2013.

Plants segment

Revenues in our Plants segment increased by €232,000, from €223,000 for the six months ended June 30, 2013 to €455,000 for the six months ended June 30, 2014. The increase was due primarily to the amortization of upfront payments received during the second half of 2013 and recognized over the terms of the relevant contracts. Segment operating loss before tax decreased by €306,000, or 34.0%, from €899,000 for the six months ended June 30, 2013 to €593,000 for the six months ended June 30, 2014. The decrease was due primarily to increased royalty revenues under such collaboration agreements.

Revenues in our Plants segment decreased by €1.3 million, or 50.0%, from €2.6 million for the year ended December 31, 2012 to €1.3 million for the year ended December 31, 2013. The decrease was due primarily to the recognition of €1.4 million in 2012 related to reversal of deferred revenue for a canceled contract for which upfront payments had not been recognized. Segment operating profit before tax was €356,000 for the year ended December 31, 2012, compared to segment operating loss of €1.0 million for the year ended December 31, 2013. The decrease in operating profit before tax was due primarily to lower revenues as we focused our operations primarily on research and development.

Tools and Services segment

Revenues in our Tools and Services segment decreased by €684,000, or 46.8%, from €1.5 million for the six months ended June 30, 2013 to €777,000 for the six months ended June 30, 2014. The decrease was due primarily to the winding-down of this segment beginning of 2014. Segment operating loss before tax decreased by €3.1 million, or 65.4%, from €4.8 million for the six months ended June 30, 2013 to €1.7 million for the six months ended June 30, 2014. The decrease in the segment operating loss before tax was due primarily to the significant reduction of operating costs.

Revenues in our Tools and Services segment decreased by €190,000, or 6.0%, from €3.2 million for the year ended December 31, 2012 to €3.0 million for the year ended December 31, 2013. Segment operating loss increased by €4.0 million, or 58.6%, from €6.9 million for the year ended December 31, 2012 to €11.0 million for the year ended December 31, 2013. The increase in the segment operating loss before tax was due primarily to adverse market conditions in the genome engineering tools market, where we had previously focused significant resources, notably in increasing the sales workforce. As previously discussed, in light of our current strategic goals, our board of directors decided to initiate a plan to wind down the Tools and Services segment, and, beginning in early 2014, we gradually reduced the operations conducted in this segment. In connection with this decision, we recognized redundancy provision of €1.0 million for the Tools and Services segment in the year ended December 31, 2013.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Servier and Pfizer. Our ordinary shares have been traded on the Alternext market of Euronext in Paris since February 7, 2007. In March 2014, we completed a private placement of 4,000,000 ordinary shares to institutional investors for gross proceeds of €20.5 million. In July 2014, in connection with our collaboration agreement with Pfizer, we issued 2,786,924 ordinary shares, representing 10% of our then-outstanding ordinary shares, to Pfizer for gross proceeds of €25.8 million. In November 2014, we issued shares in connection with the exercise of non-employee warrants for gross proceeds of €13.3 million. In addition to the foregoing transactions, we also realized cash proceeds of €209,000 and €2.3 million for the years ended December 31, 2012 and 2013 through the issuance and sale of ordinary shares pursuant to employee and non-employee warrants. As of June 30, 2014, we had cash and cash equivalents of €20.2 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in bank accounts, money market funds and fixed bank deposits primarily in France.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	€ in thousands
Cash used in operating activities from continuing operations	(18,691)	(19,603)	(12,366)	(5,108)
Cash used in investing activities from continuing operations	(3,952)	(240)	(198)	(176)
Cash flows provided by (used in) financing activities from continuing operations	2,975	5,434	(46)	19,225

Our net cash flows used in operating activities from continuing operations were €18.7 million and €19.6 million for the years ended December 31, 2012 and 2013, respectively. Substantially all of our cash expenditures during these years were toward our research and development efforts, including the advancement of our lead product candidate, UCART19, for which we expect to file an application for a CTA in the United Kingdom in 2015. In the six months ended June 30, our net cash flows used from operating activities from continuing operations was €12.4 million in 2013 and €5.1 million for 2013 and 2014, respectively. The increase was due to the significant decrease in our net loss from continuing operations, primarily as a result of the initial payment from Servier in the six months ended June 30, 2014.

Our net cash flows used in investing activities from continuing operations were €4.0 million and €240,000 for the years ended December 31, 2012 and 2013, respectively. The amount in 2012 includes an investment of €4.4 million in Cellectis AB, our subsidiary that had focused on stem cell research, which we sold in August 2014. Cash flows used in investing activities in both years also included the acquisitions of industrial and laboratory equipment required to conduct our development programs. In the six months ended June 30, our net cash flows used in investing activities were €198,000 in 2013 and €176,000 in 2014, primarily reflecting acquisitions of industrial and laboratory equipment, as well as changes in non-current financial assets and liabilities.

Our net cash flows provided by financing activities from continuing operations were €3.0 million and €5.4 million for the years ended December 31, 2012 and 2013, respectively. In the six months ended June 30, 2013, our net cash flows used in financing activities were €46,000, compared to cash flows provided by financing activities of €19.2 million in the six months ended June 30, 2014. The amount in 2014 includes proceeds from the issuance and sale of ordinary shares to institutional investors in March 2014.

Conditional Advances

We have benefited from multiple conditional advances from Banque Publique d’Investissement (formerly known as OSEO Innovation), which advances do not accrue interest and are conditional at 100% in the event of technical and/or commercial success of our products. As of June 30, 2014, we had a total of €3.4 million of outstanding conditional advances, including €814,000 that we expect will be repaid before April 2015. For further details of these conditional advances, see Note 13.2 to our audited consolidated financial statements for the years ended December 31, 2012 and 2013 and Note 12.2 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2013 and 2014.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2013. Future events could cause actual payments to differ from these estimates.

	Total	2014	2015-16	2017-18	Thereafter
	€ in thousands
Finance lease agreements	919	589	329	—	—
Conditional advances	5,394	150	24	835	4,385
Facility lease agreements	4,810	1,442	2,885	484	—
License agreements	1,844	154	307	307	1,075

Total contractual obligations	12,967	2,335	3,545	1,626	5,461

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States. We anticipate that we will need substantial additional funding in connection with our continuing operations.

We believe our cash and cash equivalents, together with the net proceeds of this offering and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through at least 2017. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. We also purchase some supplies in the United States, and these purchases are invoiced in U.S. Dollars. A currency mismatch arises from Cellectis having a centralized cost base, denominated primarily in Euros. Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each month into Euros for inclusion in our consolidated financial statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period. Our exposure to currencies other than the U.S. dollar is negligible.

For the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014, 24%, 41% and 7%, respectively, of our revenues were denominated in U.S. dollars, and 35%, 37% and 18%, respectively, of our purchases and other external expenses were denominated in U.S. dollars. As of June 30, 2014, we estimate that a 10% appreciation in the Euro against the U.S. dollar would have decreased the value of our consolidated net assets by approximately €71,000. We further estimate that a 10% appreciation in the Euro against the U.S. dollar would have decreased our operating profit from continuing operations for the six months ended June 30, 2014 by approximately €80,000.

We have not adopted a hedging mechanism to protect our business activity against fluctuations in exchange rates. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk. We would then consider adopting an appropriate policy for hedging against these risks.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act Exemptions

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and

•	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Recent unprecedented clinical results indicate that CAR-based immunotherapy is one of the most promising areas of cancer research, and we believe that it represents a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, off-the-shelf products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature novel safety and efficacy attributes. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Cancer is the second-leading cause of death in the United States and accounts for one in four deaths. Immuno-oncology seeks to harness the power of the body’s immune system to target and kill cancer. A key to this effort is a type of white blood cell known as the T-cell, which plays an important role in identifying and killing cancer cells. Unfortunately, cancer cells often develop mechanisms to evade the immune system. CARs, which are engineered receptors that can be expressed on the surface of the T-cell, provide the T-cell with a specific targeting mechanism, thereby enhancing its ability to seek, identify, interact with and destroy tumor cells bearing a selected antigen. Research and development of CAR T-cell immunotherapies currently focuses on two approachs: autologous and allogeneic therapies. Autologous CAR T-cell immunotherapies modify a patient’s own T-cells to target specific antigens that are located on cancer cells. This type of therapy requires an individualized immunotherapy product for each patient and is currently being tested in clinical trials by several biotechnology and pharmaceutical companies. In contrast, an allogeneic CAR T-cell immunotherapy is an approach by which a cancer patient is infused with a mass-produced, off-the-shelf immunotherapy product derived from a healthy T-cell donor. Our initial focus is on developing allogeneic treatments, and we believe that we are the leading company pursuing this approach.

Gene editing is a type of genetic engineering in which DNA is inserted, deleted, repaired or replaced from a precise location in the genome. The most fundamental challenge of gene editing is the need to specifically and efficiently target a precise DNA sequence within a gene. Our proprietary nuclease-based gene-editing technologies, combined with 15 years of genome engineering experience, allow us to edit any gene with highly precise insertion, deletion, repair and replacement of DNA sequences. Our nucleases, including a particular class of proteins derived from transcription activator-like effectors act like DNA scissors to edit genes at precise target sites and allow us to design allogeneic CAR T-cells. Our patented PulseAgile electroporation technology allows us to efficiently deliver our nucleases into human cells while preserving cell viability, making it particularly well-suited for a large-scale manufacturing process. We believe these technologies will enable our products to be manufactured, stored, distributed broadly and infused into patients in an off-the-shelf approach.

We are developing products internally and through recently established strategic alliances with Pfizer Inc., or Pfizer, and Les Laboratoires Servier SAS, or Servier. In addition to our three proprietary pre-clinical programs, we are jointly pursuing six pre-clinical programs with Pfizer and Servier, and we may pursue up to 24 additional targets, nine of which would be wholly owned by us. Our objective is to file one Investigational New Drug, or IND, application (or foreign equivalent), per year. Our lead product candidate, UCART19, is an engineered T-cell product candidate that targets CD19, an antigen located on cancer cells in acute lymphoblastic leukemia, or ALL, and chronic lymphocytic leukemia, or CLL. We expect to file in 2015 for a Clinical Trial Authorization, or CTA, in the United Kingdom for UCART19, and Servier has an option under the collaboration agreement to acquire the exclusive rights to further develop and commercialize UCART19. Our strategic alliances include potential milestone payments to us of up to $3.9 billion and high single-digit royalties on future sales. We believe that our alliances with Pfizer and Servier validate our technology platform, our expertise in the CAR-T field and the strength of our intellectual property portfolio.

Our vision is to leverage the potential of gene editing to deliver revolutionary products that address unmet medical needs, as well as to provide healthier food for a growing population across the world. Our initial focus is to apply our leadership in gene-editing technology to develop and commercialize best-in-class allogeneic CAR T-cell products in the area of immuno-oncology.

Our Strengths

We believe our leadership position in gene editing is based on the following competitive strengths:

•	Proprietary Gene-Editing Technology with High Precision and Efficacy. Coupled with 15 years of gene-editing experience, our flagship tools, TALEN and PulseAgile, enable us to efficiently modify or inactivate any target gene in a highly efficient, specific and precise manner. We believe these key attributes provide advantages over alternative gene-editing methods. Moreover, our proprietary PulseAgile electroporation platform enables high-efficiency introduction of nucleases into cells while maintaining a high percentage of viable cells. This allows us to modify the genetic makeup of our product candidates effectively while achieving yields of sufficient quantity for large-scale manufacturing. Our CEO is one of the pioneers and first researchers in the area of nuclease-based genome engineering.

•	Novel Approach to CAR-T: Off-the-shelf, allogeneic and engineered CAR T-cell based therapies. We are engineering our product candidates to achieve desired clinical attributes. By editing and engineering the genomes of the T-cell, we have been able to establish smart CAR T-cells that can include the following traits:

¡	Allogeneic and non-alloreactive with a suicide gene. A major challenge with any allogeneic approach is minimizing the risk of graft-versus-host disease, or GvHD. GvHD occurs when T-cells from a donor recognize the recipient patient’s healthy tissues as foreign and then attack them. Similarly, the patient’s healthy T-cells may recognize the new engineered T-cells as foreign and try to reject them. We believe we can disable the mechanism that triggers donor-derived T-cells to attack a patient’s healthy tissues while maintaining their ability to attack tumor cells. We are also engineering the T-cell product candidates to include a suicide gene that enables us to direct their elimination by administering a drug to the patient.

¡	Compatibility with concurrent oncology treatments. We are designing our T-cell product candidates to be compatible with standard oncology treatments, including steroids and drugs such as alemtuzumab, fludarabine and clofarabine, that otherwise impair or destroy T-cell functions or act as lymphodepleting agents that target the patient’s cancer cells and weaken the immune system.

¡	Ability to bypass key immune checkpoint regulators. Our CAR T-cell product candidates are designed to bypass certain elements of the immune system that restrict the activity of the immune system, otherwise known as immune checkpoint regulators. Immune checkpoint regulators can shield the tumor from the immune system and overly restrict—or negatively regulate—the immune response. We engineer our T-cells to inactivate receptors, such as PD-1, that make the cell susceptible to checkpoint inhibition mechanisms that tumors use to suppress attack by the immune system.

¡	Novel multi-chain CAR architecture. We are developing a novel CAR design that adds multiple extra-cellular or intra-cellular functional domains. This multi-chain approach is intended to create CARs with improved activity, specificity and thus an expanded range of applications.

¡	Commercially scalable under a cGMP-compatible manufacturing process. We are developing a highly cost-effective and robust manufacturing process. Our products are designed to be frozen, available off-the-shelf, and commercially scalable through cGMP that are compatible with regulations promulgated by the U.S. FDA or with comparable standards in other jurisdictions.

•	Validating Strategic Alliances with Pfizer and Servier in Oncology. We have entered into an alliance with Servier for the development of UCART19, our lead product candidate, and other product candidates directed at five molecular targets with respect to solid tumors. We may receive up to €820.8 million ($1.12 billion) in payments from Servier pursuant to this strategic alliance, including a €7.55 million ($10.3 million) initial payment and up to €813.3 million ($1.11 billion) in potential option, clinical and commercial milestone payments. Our alliance with Pfizer addresses the development of other CAR T-cell immunotherapies in the field of oncology. Pursuant to this strategic alliance, we may receive up to $2.9 billion in payments from Pfizer, including an $80.0 million upfront payment and up to $2.8 billion in potential clinical and commercial milestone payments. Pfizer also purchased 10% of our then-outstanding ordinary shares in connection with this collaboration for €25.8 million ($35.3 million). We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

•	Extensive Patent Portfolio. We own 87 patent families (consisting of approximately 51 issued patents and an additional 155 patent applications) and have in-licensed an additional 29 patent families. Our intellectual property portfolio provides significant protections over our product candidates, including protections for the main products we use in the manufacturing process; manufacturing steps, including cell electroporation and genetic modifications; engineered T-cells; single-chain and multi-chain CARs expressed at the surface of T-cells; specific gene inactivation; the suicide gene; and allogeneic as well as autologous treatment strategies using our T-cell products.

Our Immuno-oncology Pipeline

Our lead immuno-oncology product candidates, which we refer to as UCARTs, are all allogeneic CAR T-cells engineered to be used for treating any patient with a particular cancer type. Each UCART product candidate targets a selected tumor antigen and bears specific engineered attributes, such as compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing using our gene-editing platform to address unmet medical needs in oncology. The following chart highlights some of our product candidates that we expect to enter clinical trials or pre-clinical studies in 2015:

UCART19, our lead product candidate, is being developed pursuant to our alliance with Servier. UCART19 is an engineered T-cell product candidate that bears a CAR targeting the CD19 antigen which drives its ability to target and kill CD19-bearing cells, such as B-cell malignancies. We are also developing our wholly-owned product candidates UCART123, UCARTCS1 and UCART38, which are in various stages of early development. UCART 123, UCARTCS1 and UCART38 are engineered T-cell products that bear CARs that seek to kill cells expressing targets CD123, CS1 and CD38, respectively, which are found in other hematologic tumors, such as acute myeloid leukemia, or AML, and multiple myeloma, or MM.

Strategic Alliances

In addition to the development of our own portfolio of product candidates targeting tumor-associated antigens, we have pursued a strategy of forging strong pharmaceutical alliances. We believe that our approach to

CAR T-cell development has been validated by our strategic alliances with Servier and Pfizer. Our strategic alliances include potential milestone payments to us of up to $3.9 billion and high single digit royalties on future sales.

Collaboration with Servier

In February 2014, we entered into a strategic collaboration agreement with Servier to develop and commercialize product candidates targeting leukemia and solid tumors. Pursuant to the agreement, Servier made an initial payment of €7.55 million ($10.3 million) (comprising a €2.5 million ($3.4 million) non-refundable payment for the sale of an exclusive option on the product candidate UCART19 and a €5.05 million ($6.9 million) upfront payment). In addition, the strategic alliance provides for aggregate additional payments of up to €813.3 million ($1.11 billion), comprising payments upon the exercise of each option granted to Servier and payments upon the occurrence of certain specified development and commercial milestones. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. This agreement covers the development and the potential commercialization of the lead product candidate, UCART19, as well as other product candidates directed at five targets for solid tumors. Under the terms of the agreement, we will be responsible for the research and development of certain product candidates through the end of Phase 1 clinical trials. We granted Servier an exclusive option to obtain an exclusive, worldwide license on a product candidate-by-product candidate basis, with respect to UCART19 and each target selected by Servier and developed under the agreement, to further develop, manufacture and commercialize such product in the field of anti-tumor adoptive immunotherapy. Upon exercising each such option, Servier will assume responsibility for the further clinical development, manufacture and commercialization of the relevant product candidate.

Collaboration with Pfizer

In June 2014, we entered into a global strategic collaboration agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at targets selected by Pfizer or us in the field of oncology. Pursuant to the agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s equity investment in our Company. In addition, the strategic alliance provides for up to $2.8 billion in potential clinical and commercial milestone payments. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. We may also receive funding for research and development costs associated with the Pfizer-selected targets and for four Cellectis-selected targets within the alliance. Pfizer has exclusive rights to pursue development and commercialization of products for a total of 15 targets of their choice.

Our Strategy

Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through two product platforms: our cell engineering platform designed to deliver therapeutic products and our plant engineering platform designed to deliver healthier food to a growing population.

The key elements of our strategy are to:

•	Advance our allogeneic UCART19 immunotherapy product candidate into clinical trials. We anticipate filing in 2015 an application for a CTA, which is the United Kingdom’s equivalent of an IND in the United States, to initiate a Phase 1 single-arm open-label dose escalation trial of UCART19 in patients with CLL or ALL. We expect to present preliminary data in 2016.

•

Advance our additional UCART product candidates into clinical trials. We have a deep pipeline of promising immunotherapy product candidates in various stages of development, which we plan to develop and advance into clinical trials. Based upon pre-clinical results to date, we expect several of our product candidates to enter into clinical trials in the coming years. We plan to continue to leverage our cell-engineering platform to develop additional UCART products and to expand our clinical pipeline of CAR T-cell product candidates in the coming years.

•	Leverage our existing and potential future alliances to advance our research and to bring products to market. Our strategic alliances with Pfizer and Servier for the development of CAR T-cell applications in oncology provide us with funding for research and development, and may provide milestone payments and royalties on sales. We may enter into additional strategic alliances to facilitate our development and commercialization of CAR T-cell immunotherapy products.

•	Expand our product pipeline to other therapeutic indications with unmet medical needs. We intend to continue using our gene-editing technologies in therapeutic applications beyond immuno-oncology, including the treatment of chronic infectious diseases, autoimmune diseases and allergic diseases.

•	Develop plant products for the multibillion dollar agricultural-biotechnology market through the use of our gene-editing platform. We are applying our gene-editing technologies to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. By selecting and inactivating target genes in certain agricultural crops, we believe we can produce unique variants with consumer benefits. For example, we are developing a potato that could be stored safely in cold conditions, new soybean breeds with improved oil qualities and protein content and reduced-gluten wheat. We also intend to integrate additional crops into our product pipeline, including canola, corn and rice.

Immunotherapy: Turning the Immune System into “Smart Drugs”

The promise of immuno-oncology rests on the ability to train the immune system to recognize and destroy tumor cells that previously evaded immune surveillance. Recent immuno-oncology advancements have shown the potential to cure certain cancers by harnessing the body’s immune system to fight cancer cells. Based on these advancements, immuno-oncology has become a new frontier for treatment, and we believe it is one of the most promising areas of development within oncology.

The immune system has evolved to protect the body from invading pathogens or external harmful materials by identifying these foreign bodies through “non-self” antigens, which are molecular signatures that they carry and are foreign to the body. A central function of the immune system is to discriminate between “self,” which is recognized through antigens normally present in the body and borne by cells, proteins, sugars or lipids, and non-self, which is detected through abnormal or foreign antigens. Cancer cells thrive, in part, because they trick the immune system into treating them as self, even though they express abnormal antigens, and thus immune tolerance occurs when the immune system fails to recognize and attack tumors. Breaking immune tolerance is an important aspect of most immuno-oncology-based therapeutics because it enables the immune system to recognize and treat tumors as non-self and lead to tumor destruction.

The immune system recognizes non-self danger signals and responds to threats at a cellular level. The immune system may be conceptualized as comprising two arms. The first arm, known as the innate immune system, recognizes non-specific signals of infection or abnormalities as a first line of defense. The innate immune system is the initial response to an infection, and the response is the same every time regardless of prior exposure to the infectious agent. The second arm, known as the adaptive immune system, is composed of highly specialized cells and provides long-term specific recognition and protection from infectious agents and abnormal processes such as cancer. The adaptive immune response is further subdivided into antibody-based responses and cellular responses, which include T-cell-based immune responses. The most significant components of the cellular aspect of the adaptive immune response are T-cells, which are specialized cells that generally mature in the thymus. T-cells are involved in both sensing and killing infected or abnormal cells, as well as coordinating the activation of other cells and mounting an immune response.

Although the immune system is designed to identify and destroy foreign or abnormal protein-bearing tumor cells, this process is often defective in cancer patients. Additionally, cancer cells employ a number of mechanisms to escape immune detection and attack to suppress the effect of the immune response.

Immunotherapy is a type of treatment that modifies, stimulates, or re-directs certain parts of the immune system to fight diseases, such as cancer. Immunotherapy works by stimulating a patient’s own immune system or by turning its attacks towards harmful targets, such as cancer cells. Immunotherapy can also be pursued by giving patients engineered immune cells, such as CAR T-cells to target certain cells. Immunotherapy is playing an increasingly large role in treating cancer, chronic infectious diseases, autoimmune diseases and allergic diseases.

T-cells and T-cell Receptors (TCRs)

T-cells are a class of white blood cells that carry a specific TCR at their surface, that allows them to recognize and kill other cells that express antigens foreign to the individual. Normal cells express a set of specific molecules, called human leukocyte antigen, or HLA, at their surface. HLA is associated with small fragments, or peptides of the proteins expressed or processed inside the cell. Abnormal or foreign proteins expressed in a cell (viruses, for example) can attach to HLAs at the cell’s surface and be recognized by T-cells through these HLA-peptide complexes and identified as foreign antigens. This recognition triggers the activation of the T-cells, which destroy the foreign HLA-peptide complex-bearing cell, secrete specific hormones attracting other immune-competent cells to their location, and start multiplying to establish a full immune response.

An activated T-cell can kill a foreign antigen-bearing cell every 15 minutes and can do so at least a thousand times. It can also multiply hundreds of thousands of times, so long as there remains a presence of the foreign antigen in the body. Unlike antibodies that mainly diffuse passively through the body and its circulating fluids, T-cells actively leave blood vessels or lymphoid organs and travel through the tissues of the body where they can attack foreign antigens. Once the antigen is eliminated from the body, the T-cells run out of stimulation and die off, with only a fraction surviving as “memory T-cells,” which can react promptly should the antigen reappear in the body.

There is a high variability of HLA molecules in the population. Therefore, if a cell is introduced into a person and originally comes from another individual that is not HLA-matched, it will bear, at its surface, HLA-peptide complexes that are recognized as foreign and will be killed by the T-cells of the recipient. This mechanism of graft rejection has been a major limitation to transplanting patients with allogeneic tissues. Reciprocally, if T-cells are grafted from one individual to another and start recognizing as foreign the normal HLA-peptide complexes at the surface of all tissues of the grafted individual, then they may attack and kill those healthy tissues, leading to GvHD, which can be very severe, and potentially fatal, if left untreated. GvHD has been a major limitation to the use of allogeneic T-cells when treating patients.

Cancerous cells express abnormal antigens and can be killed by T-cells. However, cancer may grow and spread to various organs when T-cells with cancer-specific receptors are in low numbers, of poor quality, or rendered inactive by suppressive mechanisms employed by tumor tissues. T-cells are a key armament when fighting cancers. They play a particularly significant role if they are tailored to target tumors, and even more so if their genes are edited to overcome tumor defenses, to make T-cells compatible with other anti-cancer drugs that can be combined with them, and to prevent GvHD, which would allow the use of allogeneic T-cells.

Chimeric Antigen Receptor (CARs)

CARs are engineered molecules that, when present at the surface of T-cells, enable them to recognize specific proteins or antigens that are present on the surface of other cells. These receptors are typically used to graft the specificity of an antibody derived from a single cell, or a monoclonal antibody, onto a T-cell and provide it with a specific targeting mechanism to seek, identify, interact with and destroy the tumor cells bearing a selected antigen associated with that tumor also known as the tumor-associated antigen, or TAA. The expression of some genes, or combinations of genes, can be associated with certain classes of cancers. It is sometimes possible to identify TAAs that are expressed at various levels by tumor cells from a given cancer type. These TAAs may also be normally expressed by other tissues at different stages of development.

T-cells with CARs are referred to as CAR T-cells. Whereas natural T-cell receptors, or TCRs, only recognize antigens bound to an HLA molecule at a cell’s surface, a CAR is able to directly recognize antigens that are present at the targeted cell’s surface. It is believed that upon cell-to-cell contact between a CAR T-cell and an antigen-bearing targeted cell, antigen recognition by the CAR “activates” the CAR T-cell, triggering it to multiply, attack and kill its target through the release of “hole-forming” proteins, known as perforins, and “degradation enzymes,” known as granzymes, that enter the targeted cell through the perforin-formed holes and carry out the killing. The activation of a T-cell through a CAR results in a target-associated “kill and amplify” chain reaction that eradicates the tumor.

CARs are constructed by assembling components, or domains, from different proteins, including:

•	In the extracellular space, one or more target binding domains, coming from ligands, such as antibodies or receptors, that can recognize their targets on the outside of the T-cell;

•	A hinge that anchors the target binding domains at the T-cell’s surface and helps position the target binding domains relative to their targets;

•	Trans-membrane domains that anchor the CAR at the T-cell’s surface relative to the T-cells; and

•	A set of activating or silencing domains, which are located within the T-cell’s interior, that deliver appropriate signals to the T-cells leading to T-cell activation or repression according to the T-cell environment. Such signals may induce tumor cell killing, hormone secretion and CAR T-cell multiplication.

The following diagram shows the mechanism by which a CAR T-cell is believed to attack a tumor cell:

Limitations of Current Autologous Treatments

Many of the CAR T-cell immunotherapy treatments currently under development are created through an autologous approach in which the patient’s own T-cells are engineered to fight cancer cells. Part of our scientific basis for pursuing allogeneic approaches rests in the recognized limitations of autologous approaches, including:

•	Autologous treatments must be specifically designed for each patient due to significant patient-to-patient variability in the quality of the T-cell;

•	Autologous treatments can bear high costs due to the necessity of designing a bespoke treatment for each patient and the effort consumed in modifying and growing each patient’s T-cells; and

•	At this time, autologous treatments cannot be mass produced, may involve significant production time, and require patients be treated at select advanced facilities.

Although some autologous approaches to CAR T-cell have recently demonstrated encouraging clinical data, we believe our allogeneic approach provides developmental benefits.

Our Gene-Editing Approach to Allogeneic CAR T-cell Therapy

The most fundamental challenge of genome engineering is the need to specifically and efficiently target a precise DNA sequence within a complex genome. Our founder and CEO, Dr. André Choulika, was one of the pioneers and first researchers in nuclease-based genome engineering in the early 1990s and has been integral in the development and advancement of gene-editing tools.

Our proprietary gene-editing platform relies on our capacity to custom design DNA-sequence specific cutting enzymes, or nucleases, for any chosen gene we need to modify and our capability to introduce such custom-made nucleases into the living cells we want to engineer. Our platform relies on precisely chosen protein families that can specifically recognize unique DNA sequences and can be tailored to target such sequences in any chosen gene or genetic region.

We are currently developing an allogeneic CAR T-cell therapy approach based on our technology platform that combines multi-chain CARs, TALEN and PulseAgile to address the opportunities for improvement discussed above. Our approach aims to deliver an off-the-shelf product with the following benefits:

•	Market Access. Enable products to be shipped globally, thereby reducing deployment obstacles;

•	Cost-effectiveness. Streamlined manufacturing process has the potential reduce costs;

•	Novel Features. Develop products with specific safety and control properties;

•	Compatibility. Develop products taking into consideration the current standards of cancer care; and

•	Consistency. Qualify and develop cancer products that are designed for optimal dosage, while reducing batch-to-batch variability.

TALEN—Proprietary Gene-editing Technology

The flagship nuclease structure we use for gene editing is based on a class of proteins derived from transcription activator-like effectors, or TALE. TALEN products are designed by fusing the DNA-cutting domain of a nuclease to TALE domains, which can be tailored to specifically recognize a unique DNA sequence. These fusion proteins serve as readily targetable “DNA scissors” for genome engineering applications that enable us to perform targeted genome modifications such as sequence insertion, deletion, repair and replacement in living cells.

The following diagram shows the structure of a TALEN. The DNA binding domain of TALEN is composed of DNA binding units (repeat variable di-residues or RVDs) that individually recognize the base pair, assembled to recognize DNA. The specificity of this recognition is mediated by two amino-acids (NN, NI, NG, HD), the RVDs that directly interact with the base of the DNA.

We believe the key benefits of TALEN technology are:

•	Precision. It is possible to design a TALEN that will cleave at any selected region in any gene, giving us the ability to achieve the desired genetic outcome with any gene in any living species.

•	Specificity and Selectivity. TALEN may be designed to limit its DNA cleavage to the desired sequence and to avoid cutting elsewhere in the genome. This parameter is essential, especially for therapeutic applications, because unwanted genomic modifications potentially could lead to harmful effects for the patient. In addition, gene editing requires only a transient presence of TALEN, thus preserving the integrity and functionality of the T-cell’s genome.

•	Efficiency. A large percentage of cells treated by the nuclease bear the desired genomic modification after treatment is completed. In our gene-editing processes, more than 75% of the T-cells treated by TALEN to inactivate one gene bear the desired genomic modification. We believe TALEN’s high efficiency will be important to the cost-effectiveness of a manufacturing process involving the generation of gene-edited T-cells.

The following diagram shows the mechanism by which TALEN inactivates, or knocks out, a gene:

We are able to assemble long arrays of modular domains with predictable specificity for a chosen sequence of DNA unique within a genome. When a TALEN is present, its TALE domains recognize a unique target DNA sequence and thereby direct the enzyme to the proper chromosomal location. Once bound to its target DNA sequence, the DNA cleaving-domain of the TALEN induces a DNA break at the targeted location to induce permanent DNA modifications. We believe TALEN stands out among nucleases as exceptionally precise, accurate and efficient to perform gene inactivation.

Other Types of Gene Editing Technologies

We have developed a strong expertise and capacity in meganuclease technologies, which involve enzymes capable of recognizing very large unique DNA sequences. In addition, using the flexibility of the TALE domain, we have developed new classes of custom-designed nucleases, such as compact TALEN and mega-TALE nucleases that combine meganucleases and TALEN technology. Compact-TALEN is built with a single TALE molecule fused to a fragment of a chosen meganuclease that carries limited DNA sequence recognition functionality but fully functional DNA-cleaving activity. These chimeric proteins are smaller in size than classical TALEN, which can facilitate their delivery to cells. In contrast, mega-TALEs use a full-size meganuclease to enhance their DNA sequence recognition capacities, while demonstrating enhanced precision. In addition, we have discovered a new class of nuclease that we named BurrH nucleases, also based on arrays of single DNA-base recognizing modular domains.

PulseAgile—Electroporation Technology

In order to perform gene editing, we use our proprietary PulseAgile electroporation technology to introduce nucleases inside the target T-cell where they can access the cell’s DNA. Electroporation allows messenger RNA, or mRNA, molecules coding for the nuclease to enter into the cell, where it is translated into the nuclease protein that can cut into the cell’s DNA. The mRNA molecules are rapidly degraded by the cell, which means that the nuclease is only expressed for a short time.

PulseAgile electroporation uses a unique electrical field wave-form that, in combination with a proprietary buffer solution, enables molecules, such as nucleases, to enter efficiently into the cell while maintaining a high percentage of viable cells. PulseAgile technology is particularly effective due to the shape of the electrical field that includes high voltage peaks, which are optimized to create transient holes in the cell membrane, followed by lower voltage pulses that help mRNA migrate into the cells. In addition, PulseAgile is optimized to preserve high cell viability and thus suited for large-scale manufacturing. For example, T-cells that undergo TALEN encoding mRNA electroporation maintain cell viability of approximately 90%.

Next-Generation Products Based on Multi-chain CAR

Historically, CAR components have been assembled into a linear CAR molecule, known as a “single-chain” CAR. We have developed another architecture, which we call “multi-chain” CAR, that is currently based on the structure of the high-affinity IgE receptor, which is normally absent in T-cells. The multi-chain CAR is composed of several membrane-bound proteins that naturally assemble at the cell’s surface and, as described below, have several benefits.

CAR architectures generally utilize a single polypeptide chain, which requires multiple appending of domains to enable a configuration that provides both the T-cell activation and co-stimulation needed for optimal T-cell responses. Typically, the target-binding domain of a CAR consists of a single-chain variable fragment of an antibody comprising variable domains of large polypeptide subunits, or heavy chains, and small polypeptide subunits, or light chains, joined by a short linker peptide. This structure allows the expression of the CAR as a single-chain protein. One limitation of single-chain CAR architecture is the small number of features that it is able to add to a cell. With single-chain CARs, each additional feature, or domain, has to hinge on the transmembrane structure. As a result, single-chain CARs are structured so that as domains are added, they are inevitably located further away from the transmembrane structure. When protein domains are not located close to the transmembrane structure, they tend to be less stable or active, which limits the number of domains that can be added.

We have developed a novel multi-subunit CAR architecture that overcomes these structural issues and expands the functional possibilities that can be brought to a T-cell. Our multi-chain CAR is currently based on the architecture of a specific high affinity antibody receptor, IgE, that is normally absent from T-cells. This architecture offers the potential for inclusion of multiple intra-cellular signaling domains, all optimally located at their natural distance from the membrane. In other words, our multi-chain CAR offers additional positions close to the cell membrane so that domains can be more flexibly located relative to the cell’s transmembrane structure. This also facilitates the implementation of multiple recognition domains, allowing the recognition of not only a single antigen, but also of patterns of multiple antigen expression. This novel multi-subunit architecture allows the construction of CARs with both improved activity and specificity and thus an expanded range of applications.

CARs, whether single or multi-chain, are means to redirect T-cell activity toward cells bearing selected antigens. Our platform allows us to design CARs and to optimize their design depending on where and how their target is expressed on the surface of cancer cells.

The following diagram shows the distinction between single-chain CARs and multi-chain CARs:

Nuclease Technology and T-cells: The Design Process

Our T-cell gene-editing process involves two engineering rounds:

Step 1: Add Genes, such as a CAR

In the first round, genetic material is added to the T-cell’s genome using a viral carrier, or vector. To date, we have primarily employed a lentiviral system to establish integration. The genetic material added includes a gene-coding for a CAR, which becomes a new receptor at the T-cell’s surface that allows it to recognize and bind to a target molecule that is present at the surface of other cells. At this stage, we can also add additional genes to these cells that confer specific properties. For example, we add suicide genes, which code for proteins that can make T-cells susceptible to certain drugs and enable us to deplete our engineered T-cells at our discretion by administering a drug to the patient.

Step 2: Gene Editing to Inactivate Genes, such as the TCRa, PD-1, CD52

In the second round, we use our PulseAgile electroporation technology to introduce specific TALEN mRNA into the T-cells to inactivate a number of genes that are naturally present in the genome of these T-cells.

TCRs at the surface of T-cells allow them to recognize other cells that express foreign, non-self, antigens (for example, cells infected by a virus or cells coming from another individual). Non-modified allogeneic T-cells bear functional TCRs and, if injected into a patient, can potentially recognize non-self on that patient’s tissues and start to attack them. For this reason, all of our UCART product candidates undergo the inactivation of a gene coding for TCRa, a key component of the natural antigen receptor of T-cells, to suppress their alloreactivity. The engineered T-cells lack functional TCRs and are no longer capable of recognizing foreign antigens. As a result, when injected into a patient, the engineered T-cell does not recognize the tissues of the host patient as foreign and thus avoids attacking the patient’s tissues. This could avoid the GvHD that can be sometimes be observed when allogeneic TCR-positive T-cells are infused into some patients.

The figure below depicts the suppression of alloreactivity in T-cells engineered to lack functional TCRs. The figure summarizes experiments in which we injected mice with T-cells engineered for the inactivation of TCRa while injecting other mice with non-engineered T-cells with functional TCRs. We then measured the effects of such injections on mean body weight, which serves as a proxy for the impact of GvHD.

Once modified, the T-cells of our UCART products are amplified. The desired TCR-less T-cells are then purified from the undesired T-cells that may still contain TCR, and finally frozen. We perform a battery of specialized testing techniques and various quality assurance and quality control assays to further validate cellular functional integrity following gene editing.

The absence of a TCR at the surface of our UCART product candidates is a key feature that allows them to be used as allogeneic off-the-shelf products. Other genes can also be inactivated in this round to confer specific attributes to the T-cells. They can be made resistant, and therefore compatible, with specific medical regimens used during the course of cancer treatments. For example, we inactivate the CD52 gene, which codes for the target of alemtuzumab, a monoclonal antibody indicated for CLL patients, that would otherwise destroy our engineered T-cells. Likewise, we believe we can inactivate the dCK2 or GR genes in order to make our T-cells respectively resistant to fludarabin or to corticoids that are used for several types of cancer patients.

The following diagram shows the key stages in our engineering of UCART19:

Our engineered T-cell could also be made insensitive to inhibition signals, which diminishes immune system activity, that may be present within the tumor microenvironment and that usually block T-cell attacks. For example, we inactivate the PD-1 gene in our engineered T-cells so that they would no longer be subject to checkpoint regulator inhibition by tumors expressing PDL-1, a common anti-immune defense mechanism found in cancer.

The following diagram shows the inactivation of the PD-1 gene to suppress checkpoint inhibition in the T-cell:

Using our ability to add and to inactivate genes, our platform has the flexibility to deliver smart T-cells designed for specific indications and purposes.

Key Benefits of our UCART Approach

We believe our CAR T approach and manufacturing process has the potential to provide the following benefits:

•	Market Access. Enable products to be shipped globally, thereby reducing deployment obstacles.

Our UCART product candidates are intended to enable universal market access driven by an allogeneic approach. Current autologous treatments require dedicated infrastructure, which could limit their availability to only a few select sites. Because our UCART product candidates are designed to be frozen and available off-the-shelf, they could be shipped globally at any time and administered immediately to patients when needed, including in local clinics.

•	Cost-effectiveness. Streamlined manufacturing process has the potential to reduce costs.

Our manufacturing process is a benefit to our UCART product candidate line that could contribute to the design of a reasonably priced product. Our manufacturing process produces UCART products from healthy, tested and qualified donor T-cells. Moreover, because our process is powered by our nucleases and our proprietary PulseAgile electroporation systems, we expect to be able to inactivate genes in a highly efficient manner that avoids harming T-cells during processing, which could allow us to manufacture quality UCART products at high yields. This could enable us to manufacture in bulk, and we expect that T-cells from one healthy donor, and one manufacturing run of UCART, could be used to create 500-1,000 doses of product. These efficiencies could allow us to reduce costs to patients and produce competitive gross profit margins.

•	Novel Features. Develop products with specific safety and control properties.

We aim to engineer T-cells for specific clinical results that enhance safety and provide greater control over cellular activity. For example, our research includes disabling T-cells from attacking a patient’s healthy tissues, designing T-cells to be compatible with standard oncology treatments, enabling our engineered T-cells to surpass key immune checkpoint regulators that can protect tumors from the immune system, and building into our products a suicide gene that directs the natural clearance of allogeneic T-cells with the addition of a drug.

•	Compatibility. Develop products taking into consideration the current standards of cancer care.

We are researching augmenting T-cells to resist and be compatible with compounds that cancer patients are exposed to, including standard oncology treatments, such as specific monoclonal antibody therapies, corticoids, or other relevant chemotherapies. We are pursuing treatment options that would allow patients to be treated with our engineered T-cells after being treated with traditional approaches that would impair T-cell function or viability.

•	Consistency. Qualify and develop cancer products that are designed for optimal dosage, while reducing batch-to-batch variability.

Our frozen, off-the-shelf UCART product candidates are intended to be produced pursuant to GMP and are extensively tested. Like other pharmaceutical products, we expect that their quality will be controlled to ensure consistency over time and from batch to batch. This is a significant difference from autologous approaches currently reported to be in clinical development. In these autologous settings, where the donor of T-cells is the very patient who will receive the CAR-bearing cells, a specific batch of T-cells must be made for each patient and, in some cases, sufficient T-cells may not be available from the patient to create the autologous product.

UCART Pipeline

We are developing a series of product candidates for advanced solid and hematologic malignancies.

Our lead immuno-oncology product candidates, which we refer to as UCARTs, are all allogeneic CAR T-cells engineered to be used for treating any patient with a particular cancer type. Each UCART product candidate targets a selected tumor antigen and bears specific engineered attributes, such as compatibility with specific medical regimens that cancer patients may undergo. UCART is the first therapeutic product line that we are developing with our gene-editing platform to address unmet medical needs in oncology. We are focusing our initial internal pipeline in the liquid tumor space or leukemias, targeting diseases with high unmet needs such as ALL, CLL, acute myeloblastic lymphoma, or AML, and multiple myeloma, or MM. The following chart highlights some of our product candidates that we expect to enter clinical trials or pre-clinical studies in 2015:

UCART19 for Acute Lymphoblastic Leukemia and Chronic Lymphocytic Leukemia

UCART19, our lead product candidate, is an allogeneic, off-the-shelf product designed to exhibit high efficacy in fighting hematological malignancies bearing the B-lymphocyte antigen CD19, or CD19. UCART19 is currently undergoing pre-clinical studies in animal subjects. We have completed most of the pre-clinical studies and we currently expect to file an application for a CTA in 2015.

Targeted Indications

Acute Lymphoblastic Leukemia

ALL is a clonal disease of the bone marrow in which immature lymphoid precursors are arrested in development (with abnormal expression of genes, as a result of chromosomal translocations), proliferate and replace the normal hematopoietic cells of the marrow and in other organs, particularly the liver, spleen, and lymph nodes. ALL patients present symptoms related to infiltration by leukemic cells of the marrow or organs, or symptoms relating to the decreased production of normal marrow element resulting to varying degrees in anemia, thrombocytopenia, neutropenia, lymphadenopathy and splenomegaly. ALL develops rapidly, within a few days or a few weeks of the first symptoms. According to the National Cancer Institute’s Surveillance, Epidemiology, and End Results, or SEER, Program, approximately 6,000 new cases of ALL are diagnosed in the United States each year, leading to about 1,400 deaths in 2013. Most occur in children, but 40% are in adults aged 20 years or older. About 80% of all children with ALL are cured. In contrast, the cure rate of adult ALL has remained at 20-40% over the past 30 years. ALL accounts for approximately 20% of adult leukemias, and for more than one quarter of all cancers in children.

Chronic Lymphocytic Leukemia

CLL is a chronic disease of the blood that develops slowly and is characterized by an excess of white blood cells. In healthy individuals, B-lymphocytes produced by the bone marrow are replaced in a few days. In the case of chronic lymphoid leukemia, the B-lymphocytes produced by the bone marrow accumulate in the blood, the ganglia, the spleen and the bone marrow, instead of dying within a few days or months to be replaced by others. Prognosis depends on the disease stage at diagnosis as well as the presence or absence of high-risk markers. CLL is the most common leukemia in the developed countries (approximately one-third of all new leukemia cases) with an incidence of four cases per 100,000 people per year. CLL primarily affects the elderly, with a median age at diagnosis of approximately 70 years. Efforts by competitors are ongoing to develop CAR adoptive immunotherapies for CLL and ALL through autologous approaches. The initial results in a recently published CAR clinical trial are very encouraging.

Other CD-19 positive indications

There are other CD19 positive B-lymphocyte tumors. Non-Hodgkin’s lymphomas, or NHL, are a group of hematological cancers, 85% of which are B-lymphocyte-derived and express CD19. In the United States, there are approximately 70,000 new NHL cases diagnosed per year, with incidence from 2.5 cases per 100,000 persons in the 20- to 24-year age-group, to 44.6 cases per 100,000 individuals by age 60 to 64, to more than 100 cases per 100,000 individuals older than 75. For example, B-lymphocyte derived NHL include:

•	Diffuse Large B-Cell Lymphoma (31% of NHL)

•	Follicular Lymphoma (22% of NHL)

•	Mucosa-Associated Lymphoid Tissue (MALT) Lymphoma (7.5% of NHL)

•	Small Cell Lymphocytic Lymphoma–Chronic Lymphocytic Leukemia (7% of NHL)

•	Mantle Cell Lymphoma (6% of NHL)

Product Features

UCART19 is an allogeneic T-cell product intended for the treatment of CD19-expressing hematologic malignancies, which develop in ALL and CLL.

UCART19 is designed to become active, proliferate, secrete cytokines and kill CD19-bearing B-cell malignancies upon contact with such cells, following administration to patients. Activation of UCART19 is driven by contact between its anti-CD19 CAR and the CD19 protein on the surface of tumor cells.

UCART19 cells bear a CAR targeting the CD19 antigen that drives their capacity to kill CD19-bearing cells. Moreover, as all UCART product candidates, UCART19 lacks the TCR responsible for recognition of non-self antigens by the T-cells, which allows use of any donor T-cells to produce UCART19, without the potential for GvHD. In addition, UCART19 cells lack CD52, a protein expressed on the cell surface that makes T-cells sensitive to alemtuzumab, a drug often used to treat CLL patients. This feature allows for engraftment of the cells in conjunction with a potential alemtuzumab treatment.

UCART19 activation could potentially lead to eradication of CD19-expressing cancer cells through T-cell mediated killing of such cancer cells and potentially pro-inflammatory immune system production as well as CAR T-cell amplification.

Pre-clinical Findings

UCART19 has been evaluated both in vitro and in animal studies, with promising results.

In vitro studies demonstrated efficient killing of human CD19-bearing cells by UCART19. Animal studies were conducted in mice injected both with UCART19 and human CD19-bearing tumor cells. UCART19 was tested for its potential to induce GvHD. As expected, mice receiving unmodified T-cells from a human donor showed GvHD, while mice receiving the UCART19 cells that lack the TCR showed no GvHD. In these experiments, all mice receiving tumor cells but no T-cells showed strong tumor progression. In most of the mice that received the tumor, it was eradicated within 13 days after receiving UCART19 cells, and partial responses were observed in the remaining mice. In addition, our studies also show that UCART19 cells were resistant to alemtuzumab in mice.

We believe our promising pre-clinical results, coupled with the results obtained by others in human autologous clinical trial settings showing high rates of complete remission in late-stage ALL and CLL patients, are positive indicators that our off-the-shelf UCART19 product may successfully eradicate CD19-bearing tumors when infused into patients.

Development Strategy

UCART19 will be manufactured for purposes of conducting clinical trials in accordance with GMP in 2015. An additional animal study of the anti-tumor effect of UCART19 will be performed with an early batch representative of the GMP product in 2015.

Based upon our pre-clinical results, we plan to file in 2015 an application for a CTA in the United Kingdom, which is the equivalent of an IND in the United States and, depending on the timing of regulatory approval, if obtained, we plan to initiate a Phase 1 single-arm dose escalation open label trial of UCART19 in patients with CLL or ALL with no further treatment options. We anticipate patient enrollment to begin in the second half of 2015, and we expect preliminary data to become available in 2016.

Servier has an option on all rights to UCART19, and should Servier choose to exercise that option, they may license the product to a third party. This option may be exercised after completion of Phase 1 clinical trials.

UCART123 for Acute Myeloid Leukemia

UCART123 is an allogeneic engineered T-cell product designed for the treatment of hematologic malignancies expressing the interleukin-3 low affinity receptor, or CD123, that develop in AML.

Targeted Indication

Acute Myeloid Leukemia

AML is an abnormal proliferation of myeloid stem cells blocked at an early stage of differentiation. AML is due to the proliferation of blasts—cells that give rise to white blood cells that have become tumoral—in the bone marrow which can then no longer ensure the production of healthy blood cells. As a consequence, red blood cells, normal white blood cells and platelet counts drop in AML patients. If left untreated in an acute leukemia, AML progresses rapidly and is fatal within weeks. The frequency of acute myeloid leukemias increases after the age of 40, the average age being 65. AML is the most common acute leukemia affecting adults, and its incidence increases with age. AML is estimated to account for approximately 1.8% of cancer deaths in the United States.

Product Features

UCART123 is designed to kill CD123-bearing tumor cells upon contact with such cells, following administration to patients. UCART123 bears a CAR targeting the CD123 antigen, allowing UCART123 to specifically target CD123-bearing malignancies, in order to recognize and kill CD123-bearing cancer cells. In addition, as with all UCART products, UCART123 lacks the TCR.

Development Strategy

UCART123 is at an early pre-clinical stage of development. Depending on the success of pre-clinical investigations, we expect that UCART123 will be manufactured in large scale according to GMP in 2015 for purposes of conducting clinical trials according to GMP in 2015. Depending on requirements from the relevant regulatory authorities, preliminary studies may be required before applying for a CTA in the United Kingdom, an IND in the United States or a foreign equivalent.

UCARTCS1 and UCART38 for Multiple Myeloma

UCARTCS1 and UCART38 are allogeneic engineered T-cell products designed for the treatment of CS1-expressing or CD38-expressing hematologic malignancies which develop in multiple myeloma (MM).

Targeted Indication

Multiple Myeloma

MM, more commonly known as Kahler’s disease, is a disorder of the bone marrow caused by an uncontrolled proliferation of plasmocytes (blood cells of the family of white blood cells) specialized in the production of antibodies. In Kahler’s disease, the plasmocytes that proliferate all come from one abnormal plasmocyte. Abnormal plasma cells accumulate in the bone marrow where they interfere with the development of normal blood cells. As a consequence, red blood cells, normal white blood cells and platelet counts drop in MM patients. MM is a relatively rare cancer that affects mainly people aged over 60. There are 6.1 new MM cases per 100,000 people each year. The five-year survival rate is estimated at 45%. MM is the second-most common hematological malignancy in the United States and accounts for 1.4% of all cancers.

Product Features

UCARTCS1 and UCART38 are designed to kill CS1-expressing or CD38-expressing tumor cells, respectively, upon contact with such cells, following administration to patients. Activation of UCARTCS1 or UCART38 is driven by contact between their anti-CS1 or anti-CD38 CAR and the CS1 or CD38 protein on the surface of tumor cells.

Development Strategy

UCARTCS1 and UCART38 are at discovery stage and have not yet entered into pre-clinical studies. We plan on advancing the development of these two products through pre-clinical studies in late 2015 and early 2016. We are aiming at filing for a Phase 1 trial of at least one of these two products for a population of MM patients in 2016.

Other Products in Our Pipeline

The other products in our pipeline are at early stages of development. We expect that they will be developed through pre-clinical studies in 2016, and we believe we will be able to start filing CTAs in the United Kingdom, INDs in the United States or foreign equivalents in 2017.

Our Strategic Alliances with Pfizer and Servier

We have signed collaboration agreements with Pfizer and Servier, which we believe validate our research and approach to CAR-T. Our strategic alliances include potential milestone payments to us of up to $3.9 billion and royalties on future sales.

Research Collaboration and License Agreement with Pfizer

In June 2014, we entered into a Research Collaboration and License Agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. We granted Pfizer an exclusive, worldwide, royalty-bearing, sublicensable license, on a target-by-target basis, under certain of our intellectual property to make, use, sell, import, and otherwise commercialize products directed at the Pfizer-selected targets in the field of human oncology.

Under the agreement, we are obligated to use commercially reasonable efforts to develop, for each Cellectis-selected target, at least one product candidate. Pfizer granted us a non-exclusive, worldwide, royalty-free license, with sublicensing rights under certain conditions, under certain of its intellectual property to conduct research, and to make, use, sell, import and otherwise commercialize products directed at Cellectis-selected targets.

Pursuant to the agreement, Pfizer made an upfront, non-refundable $80 million payment to us, concurrent with Pfizer’s €25.8 million ($35.3 million) equity investment in our company. In addition, the strategic alliance provides for payments of up to $185.0 million per product that is directed against a Pfizer-selected target, with aggregate potential clinical and commercial milestone payments totaling up to $2.8 billion. We are also eligible to receive from Pfizer tiered royalties on annual net sales of any products that are commercialized by Pfizer that contain or incorporate certain of our intellectual property at rates in the high single-digit percentages.

Except as required of us by our collaboration agreement with Servier, until the earlier of (1) the completion or termination of a four-year term or (2) the filing by Cellectis of an IND for certain targets to which we retain rights, we and our affiliates may not grant rights under certain of our intellectual property and intellectual property developed in the course of the collaboration to develop or commercialize CAR T-cells in the field of human oncology, other than certain specified non-commercial collaborations.

Unless earlier terminated in accordance with the agreement, our agreement with Pfizer will expire on a product-by-product and country-by-country basis, until the later of (1) the expiration of the last to expire of the licensed patents covering such product; (2) the loss of regulatory exclusivity afforded such product in such country, and (3) the tenth anniversary of the date of the first commercial sale of such product in such country; however, in no event shall the term extend, with respect to a particular licensed product, past the twentieth anniversary of the first commercial sale for such product. At any time after the first anniversary of the effective date of the agreement, Pfizer will have the right to terminate the agreement at will upon 60 days’ prior written notice, either in its entirety or on a target-by-target basis. Either party may terminate the agreement, in its entirety or on a target-by-target basis, upon 90 days’ prior written notice in the event of the other party’s uncured material breach. The agreement may also be terminated upon written notice by Pfizer at any time in the event that we become bankrupt or insolvent.

Research, Product Development, Option, License and Commercialization Agreement with Servier

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement with Servier. Pursuant to this agreement, we are responsible for the research and development of our UCART19 product up to and including the Phase 1 clinical trial. We are similarly responsible for the research and development of five additional product candidates consisting of allogeneic anti-tumor adoptive T-cells directed against particular targets selected by Servier. Pursuant to the agreement, we granted Servier the right to exercise an exclusive option to obtain an exclusive, worldwide license, on a product candidate-by-product candidate basis, with respect to each product candidate selected by Servier and developed under the agreement. Upon Servier’s exercise of each option, we shall grant Servier an exclusive, worldwide, royalty-bearing, sublicensable license under certain of our patents and know-how covering the respective product candidate to develop, manufacture and commercialize such product in the field of anti-tumor adoptive immunotherapy, and Servier will assume responsibility for the further clinical development, manufacture and commercialization of such product. During the term of the agreement, we are prohibited from researching, developing, or commercializing any product directed against a target that is used for the same purpose as it is used with a product candidate developed under the agreement.

Pursuant to the agreement, Servier made an initial payment of €7.55 million ($10.3 million) (comprising a €2.5 million ($3.4 million) non-refundable payment for the sale of an exclusive option on the product candidate UCART19 and a €5.05 million ($6.9 million) upfront payment) and, upon its exercise of each license option provided for in the agreement, Servier will pay us a lump sum license fee. We are eligible to receive from Servier aggregate additional payments of up to €813.3 million ($1.11 billion), comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified development and commercial milestones. Pursuant to the agreement, we are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products.

Unless earlier terminated, the agreement will expire upon the expiration of the last to expire of the patents covering a product licensed pursuant to the agreement. Either party may terminate the agreement for the other party’s uncured material breach upon 90 days’ prior written notice to the breaching party, or 30 days’ notice if such breach relates to a payment obligation. The parties may also terminate the agreement by mutual consent. The agreement immediately and automatically terminates upon the expiration of Servier’s last license option in the event Servier has not exercised any option to license in accordance with the agreement prior to such expiration. Servier has the right, at its sole discretion, to terminate the agreement in its entirety or with respect to specific products, upon three months’ prior written notice to us. Servier may also terminate the agreement at any time for product-related safety reasons. Either party may terminate the agreement in the event of the other party’s bankruptcy or insolvency. In the event that Servier does not exercise its option to license a product candidate, we may independently pursue all activities related to such product candidate and/or license such product candidate and the associated intellectual property to a third party. For such purpose, Servier granted us a non-exclusive, sublicensable license under any such Servier-controlled intellectual property for which we will pay tiered royalties on annual net revenues at rates ranging in the low single-digit percentages.

Raw Materials

We are dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various biological materials—such as cells, cytokines or antibodies—that are necessary to product our product candidates. We source these raw materials on a purchase order basis and do not have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw materials that we purchase are stable. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates.

Applications of Our Technology in Agricultural Biotechnology

Cellectis Plant Sciences, or CPS, was established in 2010 and currently focuses on the development and commercialization of plant products. As the global population continues to increase, so too does the global food market. The current U.S. market size of major crops such as potato, soybean and wheat is estimated to be $4.0 billion, $40.0 billion and $10.0 billion, respectively. By leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We believe we have the unique opportunity to develop products at a much lower cost than currently developed transgenic plants and to do so within a shorter timeline.

Gene Editing in Agricultural Biotechnology

The underlying process of targeted gene editing using plant nucleases is no different than the process we apply to human organisms and cells. We seek to create a sequence-specific DNA break in a gene-of-interest and allow the cell’s natural repair machinery to create a stable change at that location in the genome. The resulting changes can precisely alter certain genes to remove potentially harmful proteins or to confer specific traits.

Plant breeders have been crossbreeding varieties and selecting advantageous traits for thousands of years. The aim of targeted gene editing is to simply speed up that process by incorporating changes into elite germplasm known from wild ancestors or from other species altogether, to produce the best possible attributes faster and more cheaply. This gene-editing approach is more predictable, more reliable, and more effective than current techniques. CPS is applying our plant gene-editing platform to a broad range of horticultural and agronomic plant species. CPS performs transient expression of nucleases into a single-cell protoplast system by proprietary transformation technologies to allow precise gene editing, while avoiding the presence of foreign DNA in the final product. Following the completion of this gene-editing step, the modified plant single cell is re-grown into a fully functional plant and multiplied. The creation of these new varieties is already applicable to a wide range of crop families.

Market Dynamics

Following 20 years of industry consolidation, the current agricultural biotechnology market is dominated by a small number of large companies, such as Bayer AG, DuPont Pioneer, Groupe Limagrain Holding SA, Monsanto Co., Syngenta AG and The Dow Chemical Co. The small number of companies is also due in part to the high costs associated with product development and regulatory approval, which limit the capacity of small players to grow. Published data from industry sources indicate that the development of biotech plants takes 13 years and costs an average of $136 million, of which about $35 million are spent in regulatory science and regulatory affairs. In addition to these features, the development of transgenic crops is dependent on a set of technologies controlled by major companies. This creates a barrier for new small companies or startup companies willing to develop new crops.

TALEN Technology Platform in Agricultural Biotechnology

We aim to create food products with consumer health benefits by leveraging our plant-engineering platform and the transformative potential of gene editing. We edit genes naturally present in the plant genomes through temporary expression of TALEN products to knock out genes, which creates engineered plants that bear mutated endogenous, or non-foreign, genes. Our goal is to quickly develop a large number of traits in key crops, obtain regulatory clearance and field validation data, and become a new leader in the agricultural biotechnology landscape.

We believe we have the unique opportunity to develop products at a much lower cost than currently developed transgenic plants and to do so within a shorter timeline.

Based on the USDA letter dated August 28, 2014, confirming that CPS’s potato products fall outside of the scope of plant regulation, we seek to enter the U.S. agricultural biotechnology market by using our proprietary TALEN technology, which we believe will enable us to expedite the trait development process to 6-10 years and significantly lower the cost associated with development. In addition, our gene-editing approach results in transgene-free food products. We believe this will result in simpler, shorter and cheaper regulatory pathway because our products may avoid the significant expenses and long process associated with plant deregulation. We thus believe CPS will have the ability to commercialize its products quickly without incurring major regulatory costs or going through time-consuming deregulation studies.

By leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We are developing products in a range of highly valuable plants, including soybean, potato, canola and wheat. In addition, we believe our processes can be adjusted to virtually any crop.

Cellectis Agricultural Biotechnology Products

Our current agricultural biotechnology product candidates are depicted in the following diagram, which assumes that the same regulatory scientific rationale would apply to all these product candidates:

Upon the successful completion of a field trial, it generally takes three to four years to establish a commercial proof of concept and following commercial proof of concept, an additional three years to grow sufficient quantities for commercialization.

The typical development pathway of our agricultural product candidates go through:

(1)	Research proof of concept—the proof that the intended mutations have been achieved and that they lead to the intended phenotype, obtained in greenhouse and in a variety that is adapted for research work,

(2)	Field trial—proof that, when planted in fields, the same mutated variety leads to the intended phenotype,

(3)	Implementation in elite background—crossing (possibly multiple times) of the mutated variety with high yield “elite” varieties to place the trait into that commercial grade genetic context,

(4)	Commercial proof of concept—two field trials testing for the yield of the mutated elite variety. It is usually assumed that, at that stage, most development risks intrinsic to the trait, are eliminated,

(5)	Commercialization—selling seeds on the market.

We may choose to partner selected programs with third parties that have developed elite germplasm when such varieties are not readily available.

Our current main product candidates are:

High Oleic Soybean

Soybean oil is low in monounsaturated fatty acids compared to canola and olive oils. Consumption of oils high in monounsaturated fats is considered healthier, and such oils typically have a longer shelf life and enhanced oxidative stability. Partial hydrogenation is often undertaken to improve soybean oil’s fatty acid profile. However, a negative consequence of hydrogenation is the production of trans-fatty acids, which when consumed raises low-density lipoprotein, or LDL, cholesterol levels and contributes to cardio-vascular diseases.

We are developing a new variety of soybean with a high oleic acid and low linoleic acid content, which eliminates the need for hydrogenation and the creation of trans-fats. This new variety has a fatty acid profile very similar to olive oil, with the added benefit of a decrease of approximately 20% in saturated fatty acids compared to standard soybean oil. The trait with improved soybean oil has been achieved by the knock-out of a single gene, FAD-2.

Cold Storable Potato

During the cold storage of potatoes, starch is converted into reducing sugars through a process known as “cold-induced sweetening.” Once these cold-stored potatoes are cooked at temperatures above 250°F, the free amino acids and reducing sugars interact to form browning and acrylamide. The National Toxicology Program has reported that acrylamide is “reasonably anticipated to be a human carcinogen.” The International Agency for Research on Cancer similarly considers acrylamide to be a “probable human carcinogen” based on studies in laboratory animals.

The worldwide market for potatoes sold as raw material is approximately $30 billion. Potato processing adds significant value to that raw material. As an example, the potato chips market is valued at $16 billion, of which $10 billion, or approximately two-thirds of which is owned by PepsiCo’s Frito-Lay brand. Companies operating in the potato market lose a portion of raw material potatoes that must be stored. This loss, which is estimated to be approximately 10%, results from a combination of sprouting and browning, both of which can be avoided by colder storage. However, cold storage traditionally has been limited by the cold-induced sweetening that results from this type of storage. A cold storable potato, like the one developed by CPS, can address sprouting and browning as well as the traditional storage limitations.

CPS is developing a non-transgenic potato product by knocking-out a single gene, the vacuolar invertase (VInv) gene. Through this technology, we have developed a potato that can be cold stored but does not produce acrylamide during cooking. Our strategy is to generate the modification in potato varieties, develop them for a particular market segment and partner with a processor industry leader in other market segments. The public availability of commercial germplasm allowed us to develop the product in-house and obtain a phenotypic demonstration showing reduction of free sugars and of acrylamide after cold storage. Field trials are expected to start in 2015.

High Oleic Canola

We are also developing a new breed of Canola with high oleic acid, low linoleic acid and linolenic oil, similar to our soybean product.

Reduced Gluten Wheat

In 2013, wheat was the second-most produced cereal grain globally. A key component of wheat is gluten. Gluten gives elasticity to dough, helping it rise and keep its shape and often gives texture to the final product. However, gluten found in wheat can also be responsible for adverse immune system reactions. People sensitive to gluten generally feel better on a diet with less gluten.

We are working to remove the components of gluten responsible for that harmful immune reaction. The gluten-reduced wheat program is at an early stage of development.

Scéil, Our IPS Banking Business

In addition to our core gene-editing business, we also have a subsidiary, Scéil-FZ-LLC, or Scéil, that collects tissue cells from individual clients and transforms them into induced pluripotent stem cells, or iPS cells. Scéil then stores these iPS cells for the duration of the client’s lifetime. iPS cells are stem cells that have been reprogrammed to restore their full and original capacity to differentiate into any tissue type of the body. The preserved iPS cells maintain their existing “fitness” levels at the time the sample is taken, while the rest of the individual’s cells continue to age. These iPS cells may later be retrieved and used in future regenerative medical treatments to repair damaged tissues and reverse, or even cure, disease. Scéil is the first and only company in the world to offer individuals the chance to have a sample of their cells transformed into iPS cells. Currently, Scéil is operating only in the Middle East.

Intellectual Property

We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through orphan drug designations, data exclusivity, market exclusivity and patent term extensions where available.

To achieve this objective, we maintain a strategic focus on identifying and licensing key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base.

Historical Perspectives

Cellectis was founded in early 2000. In June 2000, Institut Pasteur provided us with exclusive rights to its gene-editing patent portfolio. This patent portfolio includes patents relating to homologous recombination and rare-cutting endonucleases (also named meganucleases), respectively, for genetic engineering in living cells.

Since 2002, we have filed a large number of patent applications, many now issued as patents, for custom-made meganucleases, and uses thereof, that specifically target a desired genetic sequence in a genome. In 2014, we entered into a cross-licensing agreement with Precision Biosciences, Inc., or Precision, in settlement of patent litigation and patent proceedings related to this technology. Pursuant to this cross-license, we licensed our patents and patent applications in this area to Precision, and Precision licensed its relevant patents and patent applications to us.

In 2010, we acquired a portfolio of patents and patent applications relating to electroporation methods and devices. In addition, in 2014, we entered into a series of agreements with Life Technologies Corporation (now Thermo Fisher Scientific Inc.) pursuant to which we received a non-exclusive sublicense under certain patents and patent applications related to the research and therapeutic uses of TALEN. In 2011, we entered into an exclusive license agreement with the Regents of the University of Minnesota (UMN) pursuant to which we in-licensed one patent family related to a new generation of customized rare-cutting endonucleases, in connection with which we have registered the trademark TALEN in certain jurisdictions outside of the United States. We also have a pending trademark application for TALEN in the United States that is under opposition. This patent portfolio comprises five patents in the United States and one European patent.

Since 2012, we have filed about 30 new patent applications related to the CAR T-cell technology. Included in this patent portfolio are patent applications relating to manufacturing allogeneic immune cells and to CAR design, including multi-subunit CARs. In addition, we have filed a number of patent applications related to new TALEN structures (for example, compact TALEN, methylation TALEN, codes) and alternatives to the TALEN structure (BurrH).

In August 2014 and March 2014, we exclusively in-licensed two patent portfolios from Ohio State University and University College London, respectively. The Ohio State University patent portfolio includes an international patent application relating to CARs directed to cancer marker CS1. The University College London patent portfolio includes patent applications relating to a polypeptide expressing the suicide gene RQR8, and uses thereof.

Current Intellectual Property Portfolio

As a result of the licensing opportunities described below and our continuing research and development efforts, our intellectual property estate now contains patent applications that cover our products, including claims that cover:

•	methods central to genome engineering and gene editing, including methods of homologous recombination, nuclease-based gene targeting, replacement, insertions and/or knock-out;

•	the main products we use in the manufacturing process, including nucleases such as TALEN™, meganucleases and Cas9;

•	manufacturing steps, including cell electroporation, transformation and genetic modifications;

•	engineered cells;

•	plant traits;

•	single-chain and multi-subunit CARs expressed at the surface of T-cells;

•	specific gene inactivation and the suicide gene; and

•	allogeneic and autologous treatment strategies using our T-cell products.

The tables below provide an overview of our patent portfolio. We own 87 patent families, approximately 51 issued patents and an additional 155 patent applications and have in-licensed 29 patent families, which are summarized below:

Patent Rights Owned by Cellectis

Patent Portfolios	Related technologies	Number of Patent Families	Expected Expiration Dates (Absent Any Patent Term Adjustment or Extension)
Meganucleases	First generation of customized rare-cutting endonucleases and uses thereof. Mega-TAL scaffolds.	14	2022-2034

Cytopulse	Cell Electroporation Devices and methods	12	2019-2031

TALEN	Second generation of customized rare-cutting endonucleases, alternative structures and uses thereof	12	2032-2033

Immunotherapy	Engineering/Manufacturing of T-cells Multichain CAR Specific CARs T-cell engineering using Cas9	27	2033-2035

Genome engineering	Various methods for improving genetic modifications/insertions using meganucleases, TALEN or Cas9	8	2031-2035

Plants	Soybean, tobacco, potato traits Methods for producing genetically modified traits	9	2032-2035

Algae	Genome engineering of algal cells	5	2031-2033

Patent Rights Exclusively Licensed to Cellectis

Patent Portfolios	Related technologies	Number of Patent Families	Expected Expiration Dates (Absent Any Patent Term Adjustment or Extension)

Institut Pasteur	Homologous recombination techniques	7	2020

Institut Pasteur	Meganucleases	2	2015

Universities of Minnesota and Iowa (TALEN)	TALEN	3	2030-2031

UCL	RQR8 suicide gene included in engineered T-cells	1	2033

Patent Rights Licensed to Cellectis on a Non-exclusive Basis

Patent Portfolios	Related technologies	Number of Patent Families	Expected Expiration dates (absent any Patent Term Adjustment or Extension)

Precision Biosciences	Methods for generating customized I-CreI meganucleases	7	2026-2032

Life Technologies	Method for producing, cloning and using TALE-Nucleases	3	2030-2033

iPS Academia Japan	Methods for inducing pluripotent cells	5	2026-2031

Celonic AG	Methods to generate high producer cell lines	1	2029

Material Exclusive Licenses Granted to Cellectis

Licenses from Institut Pasteur

In 2000, we entered into three license agreements with L’Institut Pasteur, or Pasteur, pursuant to which we in-licensed a substantial part of Pasteur’s gene-editing patent portfolio. The details of these three license agreements are provided below.

In June 2000, we entered into an agreement with Pasteur, later amended in 2002, 2003, 2008, and 2013, pursuant to which we were granted an exclusive, worldwide, royalty-bearing, sublicenseable license under certain patents and know-how owned by Pasteur, L’Université Pierre et Marie Curie, L’Institut Curie, and Le Centre National de Recherche Scientifique, relating to certain meganucleases to use, manufacture, and sell products and to practice processes covered by such patents. This license grant includes any improvements to the licensed intellectual property generated in the course of performing under the agreement and controlled by L’Institut, including any patent applications filed thereon. The exclusivity of such license grant is subject to certain rights granted to third parties under the licensed intellectual property, and is further contingent upon our continued diligence in designing, developing, and obtaining the required regulatory authorizations for the licensed products and processes.

In June 2000, we entered into an agreement with Pasteur, acting on its behalf and on the Boston Children Hospital’s behalf, later amended in 2003, pursuant to which we were granted a worldwide, royalty-bearing, sublicenseable license under certain patents and know-how owned by Pasteur and the Boston Children’s Hospital relating to certain meganucleases to use, manufacture, and sell products and to practice processes covered by such patents.

In October 2000, we entered into an agreement with Pasteur, later amended in 2003, 2004, 2005, and 2007, pursuant to which we obtained a worldwide, royalty-bearing, sublicenseable license under certain patents and know-how owned by Pasteur relating to an homologous recombination method to use, manufacture, and sell products and to practice processes covered by such patents, on an exclusive basis, subject to certain third-party rights in specified products.

Pursuant to the terms of these agreements, we were required to pay Institut Pasteur an upfront, lump-sum cash payment at the effective date of each license agreement. We are also required to pay Pasteur royalties on sales of licensed products and on our sublicensing revenues equal to a percentage of net sales by us, as well as patent expenses.

The terms of each of these license agreements will expire upon the expiration of the last-to-expire of the patents licensed to us pursuant to the respective agreement. We and Pasteur may terminate the agreement upon

90 days’ advance written notice in the event of the other party’s uncured material breach. Pasteur may immediately terminate the agreement if we challenge any of the licensed patents before a court or other applicable authority. We have the right to terminate the agreement for any reason immediately upon notice to Pasteur.

License from Regents of the University of Minnesota

In January 2011, we entered into an exclusive license agreement with Regents of the University of Minnesota, or UMN. Pursuant to this agreement, as amended in 2012 and 2014, we and our affiliates were granted an exclusive, worldwide, royalty-bearing, sublicenseable license, under certain patents and patent applications owned by UMN and Iowa University, to make, use, sell, import, and otherwise dispose of products covered by the licensed patents, for all fields of use. These licensed patents relate to TALEN molecules and their use in gene editing.

Pursuant to the terms of the agreement, we were required to pay UMN an upfront license fee payment at the effective date of the license agreement. We are also required to pay royalties on net sales of licensed products by us and by our sublicensees, and are subject to minimum annual royalties due to UMN. We are also required to pay UMN milestone payments upon granting of certain patents in different territories and to pay certain patent-related expenses incurred under the agreement.

The license agreement will expire upon the expiration of the last to expire valid claim of the licensed patents. UMN may terminate the agreement upon advance written notice in the event of our insolvency or bankruptcy, and immediately in the event that we challenge the validity or enforceability of any licensed patent in a court or other applicable authority. We and UMN may terminate the agreement in the event of the other party’s material breach that has not been cured within a specified number of days after receiving notice of such breach.

License from Ohio State Innovation Foundation

In August 2014, we entered into an exclusive license agreement with Ohio State Innovation Foundation, or Ohio State. Pursuant to this agreement, we were granted an exclusive, worldwide, royalty-bearing, sublicenseable license under certain patents and patent applications owned by Ohio State to use, make, distribute, sell, lease, loan or import products or process covered by the licensed patents, for any and all activities relating to cancer immunotherapy. The licensed portfolio includes an international patent application relating to CAR directed to cancer marker CS1. Pursuant to the agreement, we must use diligence and commercially reasonable efforts to commercialize licensed products or processes, including achieving certain milestone events by specified deadlines, subject to our ability to extend such deadlines upon payment of certain fees.

Pursuant to the terms of the agreement, we paid Ohio State an upfront license fee payment at the effective date of the license agreement. We are required to pay an annual license maintenance fee from 2015 onward until our first sale of a licensed product. We are also required to pay royalties on net sales of licensed products and licensed processes by us, by our affiliates and by our sublicensees, and are subject to minimum annual royalties due to Ohio State. We are also required to pay Ohio State milestone payments upon the occurrence of certain development-related events.

Unless earlier terminated, the license agreement will expire upon the expiration of the last to expire valid claim of the licensed patents. We may terminate the agreement at our option by giving 90 days’ written notice. Ohio State may immediately terminate the agreement or any part of the licensed patent rights if we fail to make required payments under the agreement and such breach continues for sixty days after delivery of written notice from Ohio State or if we breach any other provision of the agreement and fail to cure such breach within 60 days after delivery of written notice from Ohio State. Ohio State may also terminate the agreement if we or our affiliate initiates any proceeding or action challenging the validity, enforceability or scope of any of the patent rights or assists a third party in such a proceeding or action. The agreement automatically terminates if we file for bankruptcy or become bankrupt or insolvent, our board of directors elects to liquidate our assets or dissolve our business, we cease business operations, we make an assignment for the benefit of creditors or if we are otherwise placed in the hands of a receiver, assignee or trustee, whether by our voluntary act or otherwise.

License Agreement from Regents of the University of Minnesota

With respect to our plant sciences business, we have filed nine patent applications in connection with new soybean, tobacco and potato traits. These new traits have been obtained mainly by using TALEN, which is protected by the UMN and the Cellectis TALEN patent portfolios.

In December 2014, Cellectis Plant Sciences, or CPS, entered into an exclusive license with the Regents of the University of Minnesota, or UMN, pursuant to which CPS was granted an exclusive, worldwide, sublicensable license under a specified patent application owned by UMN relating to the use of the CRISPR technology in the plants field. Pursuant to the terms of the agreement, CPS must use commercially reasonable efforts to commercialize the licensed technology and to manufacture, offer to sell and sell licensed products. CPS must also achieve certain performance milestones.

CPS paid UMN an license fee in connection with entering into the agreement, and it is also required to pay UMN an annual fee that varies based on the occurrence of certain events as well as patent-related expenses incurred under the agreement. CPS is also obligated to pay UMN royalties based on its sublicense revenues. If CPS undergoes a change of control and wishes to assign all of its rights and duties under the agreement, CPS will have to pay UMN a specified transfer fee.

Unless earlier terminated, the agreement will continue in effect until no licensed patent is active and until no licensed patent application is pending. UMN may terminate the agreement for CPS’ uncured breach of the agreement upon 90 days’ prior written notice, or 60 days’ prior written notice if the breach relates to CPS’ payment of an administrative handling fee. UMN may also terminate the agreement, upon 10 days’ prior written notice, if CPS files for bankruptcy or becomes insolvent. UMN may also immediately terminate the agreement if CPS, its agents, or representatives commences or maintains an action in any court or before any governmental agency asserting or alleging the invalidity or unenforceability of the licensed patent rights. CPS may terminate the agreement for UMN’s uncured breach of the agreement upon 90 days’ prior written notice. CPS may also terminate the agreement at any time upon 60 days’ prior written notice.

Our Intellectual Property Strategy

We believe our current layered patent estate, together with our efforts to develop and patent next generation technologies, provides us with substantial intellectual property protection. However, the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties.

Our strategy is also to develop and obtain additional intellectual property covering innovative manufacturing processes and methods for genetically engineering T-cells expressing new constructs and for genetically engineering plants expressing new traits. To support this effort, we have established expertise and development capabilities focused in the areas of pre-clinical research and development, manufacturing and manufacturing process scale-up, quality control, quality assurance, regulatory affairs and clinical trial design and implementation. Thus, we expect to file additional patent applications to expand this layer of our intellectual property estate.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The term of a patent that covers an FDA-approved drug may also be eligible for a patent term restoration of up to five years under the Hatch-Waxman Act, which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term restoration is calculated based on the length of time the drug is under regulatory review. A patent term restoration under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be restored. Moreover, a patent can only be restored once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a BLA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

The biotechnology and pharmaceutical industries put significant resources toward developing novel and proprietary therapies for the treatment of cancer, which often incorporate novel technologies and incorporate valuable intellectual property. We compete with companies in the immunotherapy space, as well as companies developing novel targeted therapies for cancer. In addition, our products will compete with existing standards of care for the diseases that our product candidates target. We anticipate that we will face intense and increasing competition from many different sources, including new and established biotechnology and pharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions.

Our competitors include:

•	Gene-editing space: CRISPR Therapeutics, Inc., Editas Medicine, Inc., Intellia Therapeutics, Inc., Precision BioSciences, Inc. and Sangamo BioSciences, Inc.

•	CAR space: Bellicum Pharmaceuticals, Inc., Celgene Corporation (in collaboration with bluebird bio, Inc.), Intrexon, Inc., Kite Pharma, Inc. and Novartis AG.

•	Cell-therapy space: Adaptimmune Ltd., Juno Therapeutics, Inc., Lion Biotechnologies, Inc. and Unum Therapeutics, Inc.

•	Agricultural biotechnology space:

¡	Companies developing plants with enhanced properties: Arcadia Biosciences, Inc., Chromatin Inc., Cibus US LLC, Evogene Ltd., Danzinger Innovation Ltd. and Keygene N.V.

¡	Major seed/agrochemical companies: BASF SE, Bayer AG, DuPont Pioneer, Groupe Limagrain Holding SA, Monsanto Co., Syngenta AG, Takii & Company, LTD, The Dow Chemical Co. and The J.R. Simplot Co.

Due to the promising therapeutic effect of T-cell therapies in clinical exploratory trials, we anticipate substantial direct competition from other existing and new competitors developing these therapies. In particular, we expect to compete with therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T-cells harvested, propagated ex vivo and re-infused into patients. We also expect to compete with therapies using genetically engineered T-cells, rendered reactive against tumor-associated antigens prior to their administration to patients. However, we believe that all of our competitors, are currently focused on autologous therapies, as opposed to our allogeneic approach. In addition, we differentiate ourselves by using our gene-editing capabilities to add specific features to our T-cell products, such as cancer drug resistance or resistance to checkpoint inhibition.

We also face competition from non-cell based treatments offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., and F. Hoffman-La Roche AG. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharma. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, and convenience.

Government Regulation and Product Approval

Government Regulation of Biological Products

We are subject to extensive regulation. We expect our cell product candidates to be regulated as biologics. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing, safety, efficacy, labeling, storage, record-keeping, advertising, promotion and marketing of pharmaceutical products, including biologics. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization.

Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agencies before they may be legally marketed in foreign countries. Generally, our activities in foreign countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products are unsafe or pose a hazard could prevent us from commercializing any products in one or more jurisdictions. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

Set forth below is a description of the process of obtaining U.S. government approval for biological product development. Similar processes apply in other jurisdictions.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recall requests or withdrawals from the market, labeling restrictions, product seizures, total or partial suspension of production or distribution injunctions, import restrictions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties for both companies and individuals. Any agency or judicial enforcement action could have a material adverse effect on us.

Our biological product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical, sometimes referred to as pre-clinical laboratory tests, pre-clinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s GLP regulations;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually;

•	performance of adequate and well-controlled clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for each proposed indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the active pharmaceutical ingredient, or API, and finished product are produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in two distinct development stages: pre-clinical and clinical. The pre-clinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the pre-clinical studies must comply with federal regulations, including GLPs.

Where a trial involving the deliberate transfer of (1) recombinant DNA or (2) DNA or RNA derived from recombinant DNA into one or more human research participants (including recombinant DNA molecules, and/or organisms and viruses containing recombinant DNA molecules) (a gene therapy trial) is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, a protocol and related documentation is submitted to and the trial is registered with the NIH Office of Biotechnology Activities, or OBA, prior to the submission of an IND to the FDA. This is done pursuant to the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA, however many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the RAC, a federal advisory committee, which discusses protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public.

The sponsor must submit the results of the pre-clinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an IND before any clinical testing may proceed. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The IND must become effective before clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless during that time the FDA raises concerns or questions regarding the proposed clinical trials. In such a case, the FDA may place the IND on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. With gene therapy protocols, if the FDA allows the IND to proceed, and the RAC decides that full public review of the protocol is warranted but did not take place before the IND review is complete, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

All gene therapy experiments and clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The biological product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, if pre-clinical testing warrants, the initial human testing may be conducted in patients.

•	Phase 2. The biological product candidate is evaluated in a limited patient population with the condition of interest to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population with the condition of interest at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for approval, including appropriate product labeling.

Post-approval clinical trials, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH, IRB and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes for Biological Product Candidates

After the completion of clinical trials of a biological product candidate, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biological products and an annual establishment fee on facilities used to manufacture prescription biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP regulations to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product candidate. A REMS may be imposed to ensure safe use of the drug, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the current good tissue practice, or GTP requirements, to the extent applicable. These requirements are set out in FDA regulations and guidance documents and govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for use in implantation, transplantation, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its submitted form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product.

Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, unless a waiver is granted, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include, among other things, an outline of the pediatric study or studies that the sponsor plans to conduct, including to the extent practicable study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

One of the performance goals agreed to by the FDA under the PDUFA is to review 90% of standard BLAs in 10 months and 90% of priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, a sponsor may request and the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making available in the United States drug or biologic for this type of disease or condition will be recovered from sales in the United States for that product. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic and trade name, if any, of the drug or biologic and the rare disease or condition for which orphan-drug designation was granted are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage during, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biologic as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

The criteria for designating an “orphan medicinal product” in the EU are similar to those in the United States. Such designation can be requested in the case of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the EU to justify the necessary investment. Moreover, in order to obtain orphan designation it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition.

In the EU, orphan medicinal products are eligible for financial incentives as well as specific regulatory assistance and scientific advice. Products receiving orphan designation in the EU can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

However, the 10-year market exclusivity may be reduced to six years in certain circumstances, including for example if, at the end of the fifth year, it is established that the product is sufficiently profitable not to justify maintenance of market exclusivity.

There can be no assurance that we will receive orphan drug designation for any product candidates in the United States, in the EU or in any other market.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product candidate at any time during the clinical development of the product candidate. Unique to a Fast Track product, the FDA may consider the review of sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any product candidate, submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product candidate is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product candidate designated for priority review in an effort to facilitate the review, and aims to review such applications within six months as opposed to ten months for standard review. Additionally, a product candidate may be eligible for accelerated approval. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on the basis of an effect on a clinical endpoint other than irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Breakthrough Therapy Designation

Under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, the FDA established a Breakthrough Therapy Designation which is intended to expedite the development and review of products that treat serious or life-threatening conditions. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the features of Fast Track designation, as well as more intensive FDA interaction and guidance. The Breakthrough Therapy Designation is a distinct status from both accelerated approval and priority review, but these can also be granted to the same product candidate if the relevant criteria are met.

The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. All requests for breakthrough therapy designation will be reviewed within 60 days of receipt, and FDA will either grant or deny the request.

Where applicable, we plan to request Fast Track and Breakthrough Therapy Designation for our product candidates, including UCART19. Even if we receive one or both of these designations for our product candidates, the FDA may later decide that our product candidates no longer meets the conditions for qualification. In addition, these designations may not provide us with a material commercial advantage.

Post-Approval Requirements

Maintaining compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements. Any products for which we receive FDA approval will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as off-label use), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label use that they deem to be appropriate in their professional medical judgment, manufacturers may not market or promote such off-label uses.

Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product may also be subject to official lot release. In this case, as part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

In addition, we and any third-party manufacturers of our products will be required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic announced and unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

U.S. Patent Term Restoration and Marketing Exclusivity

The Biologics Price Competition and Innovation Act, or BPCIA, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This 12-year period of data exclusivity may be extended by six months, for a total of 12.5 years, if the FDA requests that the innovator company conduct pediatric clinical investigations of the product.

The first biological product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting applications under the abbreviated approval pathway for the lesser of (1) one year after the first commercial marketing, (2) 18 months after approval if there is no legal challenge, (3) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologic’s patents if an application has been submitted, or (4) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future as applicable, we may apply for restoration of patent term for one of our currently owned or licensed patents seeking restored patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which attaches to and runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

We may also be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, require certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In order to distribute products commercially, we will need to comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are also potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Sales of our products will depend, in part, on the extent to which our products, if approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Even if coverage is obtained from third party payors, reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Similar policies and laws have been adopted by many EU Member States. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidate or a decision by a third-party payor to not cover our product candidate could reduce physician usage of the product candidate and have a material adverse effect on our sales, results of operations and financial condition.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, in France, effective access to the market assumes that our future products will be supported by the hospital (through an agreement for local communities) or reimbursed by social security. The price of medications is negotiated with the Economic Committee for Health Products, or CEPS. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Reform and Subsequent Legislation

In March 2010, President Obama enacted the ACA, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and biotechnology industry. The ACA will impact existing government healthcare programs and will result in the development of new programs.

Among the ACA’s provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and a cap on the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We anticipate that the ACA will result in additional downward pressure on coverage and the price that we receive for any approved product in the United States, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates, if approved. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition, and results of operations.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which started in April 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

European Union Drug Development

In the EU, our future product candidates may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal product candidates for human use, which will repeal Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014 but will apply not earlier than May 28, 2016. Until then the Clinical Trials Directive 2001/20/EC will continue to apply. In addition, the transitional provisions of the new Regulation offer, under certain conditions, the clinical trial sponsors the possibility to choose between the requirements of the Directive and the Regulation for a limited amount of time.

Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions, or SUSARs, to the investigational product that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

European Union Drug Review and Approval

In the EU, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. The same rules also apply in the EFTA Member States (Norway, Iceland and Liechtenstein). There are two types of marketing authorizations:

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EU. The Centralized

Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is also mandatory for so-called Advance Therapy Medicinal Products (or ATMPs). ATMPs comprise gene therapy, somatic cell and tissue engineered products. In this regard, on May 28, 2014, the EMA issued a recommendation that Cellectis’ UCART19 be considered a gene therapy product under Regulation (EC) No 1394/2007 on ATMPs. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each Member State’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. Based on the CHMP’s opinion the European Commission will adopt a decision on the granting of the marketing authorization. In case of ATMPs, the EMA’s Committee for Advanced Therapies, a multidisciplinary committee of experts on ATMPs, will prepare a draft opinion which will be submitted to the CHMP before the latter adopts its final opinion.

Under the above described procedure, before granting the MA, the EMA makes an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

The EU also provides opportunities for market exclusivity. For example, products receiving orphan designation in the EU can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	The second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	The applicant consents to a second orphan medicinal product application; or

•	The applicant cannot supply enough orphan medicinal product.

Food Oversight Responsibilities Between USDA and FDA, Including Transgenic or Genetically Modified Organisms

In the United States, the FDA and the USDA Food Safety Inspection Service, or FSIS, are primarily responsible for overseeing food regulation and safety, although as many as fifteen federal agencies also play a role in U.S. food regulation, including several other agencies within USDA.

FSIS is responsible for ensuring the safety, wholesomeness, and correct packaging and labeling of the nation’s commercial supply of meat, poultry, egg products, and catfish. The agency’s main authorizing statutes are the Poultry Products Inspection Act, Federal Meat Inspection Act, Agricultural Marketing Act, and the Egg Products Inspection Act. To carry out its mission, FSIS deploys almost 8,000 inspection program personnel to the more than 6,000 establishments around the country to ensure food manufactures are following the proper procedures to reduce the risks of foodborne illnesses such as Salmonella, Escherichia coli, Listeria monocytogenes, and Campylobacter.

USDA has regulatory jurisdiction over transgenic crops through the Animal and Plant Health Inspection Service, or APHIS. Under the Plant Protection Act, USDA requires anyone who wishes to import, transport interstate, or plant a “regulated article” to apply for a permit or notify APHIS that the introduction will be made. Regulated articles are defined as “any organism which has been altered or produced through genetic engineering . . . which USDA determines is a plant pest or has reason to believe is a plant pest.” The petition process can be a multi-year process that varies based on a number of factors, including APHIS’ familiarity with similar products, the type and scope of the environmental review conducted, and the number and types of public comments received. APHIS conducts a comprehensive science-based review of the petition to assess, among other things, plant pest risk, environmental considerations pursuant to the National Environmental Policy Act of 1969, or NEPA, and any potential impact on endangered species. If, upon the completion of the review, APHIS grants the petition, the product is no longer deemed a “regulated article” and the petitioner may commercialize the product, subject to any conditions set forth in the decision. If APHIS does not determine the product to be non-regulated, the product may be subject to extensive regulation, including permitting requirements for import, handling, interstate movement, and release into the environment, and inspections.

We have submitted a petition for a determination of “nonregulated status” to the APHIS for our potato product candidate and our No Trans Fat (High Oleic) Soybean product candidates. APHIS has granted the petition for our potato product candidate and has not yet made a determination on our soybean product candidate. There can be no guarantee of the timing or success in obtaining nonregulated status from APHIS for our other crops or that the governing regulations will not change. Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions and change often.

As part of its National Organic Program, USDA also regulates GMOs, or genetically modified (“GM”) foods, to the extent that food manufacturers can use the “USDA Organic” label on their products. The use of genetic engineering, or GMOs, is prohibited in USDA organic products. According to USDA, this means, for example, that an organic farmer cannot plant GMO seeds, an organic cow cannot eat GMO alfalfa or corn, and an organic soup producer cannot put any GM ingredients into its soup. To label products with the USDA organic seal, farmers and food processors must show they are not using GMOs and that they are protecting their products from contact with GMOs (along with other prohibited substances) from farm to table.

FDA has jurisdiction to regulate more than 80 percent of the U.S. food supply. It derives its regulatory power from the Federal Food, Drug, and Cosmetic Act (“FDCA”), which has been amended over time by several subsequent laws. FDA’s oversight of food safety and security is primarily carried out by its Center for Food Safety and Applied Nutrition (“CFSAN”). To execute its responsibilities, FDA has a team of 900 investigators and 450 analysts in the foods program who conduct inspections and collect and analyze product samples. FDA typically does not perform pre-market inspection for foods. FDA also regulates ingredients, packaging, and labeling of foods, including nutrition and health claims and the nutrition facts panel. Foods are typically not subject to premarket review and approval requirements, with limited exceptions.

For its part, FDA regulates foods made with GMOs under its 1992 “Statement of Policy: Foods Derived from New Plant Varieties.” Under this policy, FDA regulates foods derived from GM plant varieties consistent with the framework for non-GM foods. In most cases, foods derived from GM plant varieties are not subject to premarket review and approval. In some cases, however, such foods will be considered to contain “food additives” that require premarket review and approval. FDA offers a voluntary consultation process to determine whether foods derived from GM plant varieties will be subject to these more stringent regulatory requirements.

FDA does not currently require manufacturers to label foods made with GMOs as such, but permits voluntary labeling pursuant to a 2001 guidance document. This policy has been the subject of pressure from consumer groups and there can be no guaranty that it will not change in the future. Additionally, two states have passed, and nearly half of U.S. states have considered, mandatory GMO labeling laws to date.

Other Regulatory Matters

French Pharmaceutical Company Status

To date, we do not have the status of pharmaceutical establishment, and therefore, cannot either manufacture the product candidates we develop or directly consider their marketing. Obtaining the pharmaceutical establishment license, either as distributor, operator, importer or as manufacturer, requires the submission of a request file specific to each of the mentioned qualifications with the Agence nationale de sécurité du médicament et des produits de santé (ANSM), which only grants it after review of this file and evaluation, usually after verification that the company has adequate premises, the necessary personnel and an adapted structure with satisfactory procedures for carrying out the proposed pharmaceutical activities.

We currently entrust CMOs with the manufacturing of clinical batches and intend to continue relying on CMOs for the production of the first commercial batches. We may consider internalizing production once our first product candidate is approved by regulatory authorities.

Employees

As of November 30, 2014, we had 93 employees, 89 of whom are full-time, 33 of whom hold Ph.D. or M.D. degrees, 68 of whom were engaged in research and development activities and 25 of whom were engaged in business development, legal, finance, information systems, facilities, human resources or administrative support. As of November 30, 2014, 76 of our employees were located in France and 17 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease two facilities in Paris for administrative and research and development activities. The first lease of a 967 square-meter facility commenced on October 1, 2011 and will terminate on October 8, 2015. The second lease of a 3,064 square-meter facility commenced on April 1, 2011 and has a 10-year initial term expiring on April 1, 2021. We also lease a 17,485 square-foot facility in New Brighton, Minnesota. The lease commenced on October 15, 2012 and expires on October 14, 2017. In addition, we recently signed an engagement letter to sign a lease for a 12,052 square-foot facility in New York, New York for administrative and research and development activities. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of December 1, 2014. Unless otherwise stated, the address for our executive officers and directors is 8, rue de la Croix Jarry, 75013 Paris, France.

Name	Age	Position(s)
Executive Officers:
André Choulika, Ph.D.	49	Chief Executive Officer, Chairman of the Board and Co-Founder
Mathieu Simon, M.D.	58	Director, Executive Vice President, Chief Operating Officer
David Sourdive, Ph.D.	47	Director, Executive Vice President, Corporate Development and Co-Founder
Philippe Duchateau, Ph.D.	52	Chief Scientific Officer
Thierry Moulin	57	Chief Financial Officer
Luc Mathis, Ph.D.	45	Chief Executive Officer, Cellectis Plant Sciences

Non-Employee Directors:
Alain Godard	68	Director
Pierre Bastid	59	Director
Laurent Arthaud	52	Director
Annick Schwebig, M.D.	64	Director

André Choulika, Ph.D., is one of the founders of Cellectis and has been our Chairman of the Board and Chief Executive Officer since 2000. He has also been President of Cellectis Plant Sciences since August 2010. From 1997 to 1999, Dr. Choulika worked as a post-doctoral fellow in the Division of Molecular Medicine at Boston Children’s Hospital, where he was a pioneer in the analysis and use of meganucleases to modify complex genomes. He has also served on the boards of directors of several biotechnology companies. After receiving his PhD in molecular virology from the University of Paris VI (Pierre et Marie Curie), he completed a research fellowship in the Harvard Medical School Department of Genetics. Dr. Choulika also has management training from the HEC (Challenge +). Based on Dr. Choulika’s deep knowledge of the company and scientific experience, we believe Dr. Choulika has the appropriate set of skills to serve as our chief executive officer and member of our board of directors.

Mathieu Simon, M.D., has served as a director since June 14, 2013, as Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon was the Director and Chairman of the Board of Cellectis AB from 2013 to 2014 and has been a Director of Ectycell. Prior to joining us, from 2000 to 2010 Dr. Simon was Senior Vice President Head of Global Pharmaceutical Operations at Pierre Fabre SA. From 1994 to 2010, Dr. Simon led several Wyeth subsidiaries as General Manager (including Italy and Belgium). From 1994 to 1997, he served as Group Vice President of Marketing and Clinical Affairs for Wyeth International in Philadelphia, USA. From 2000 and 2010, Dr. Simon was a Director of Wyeth S.p.A., Farmindustria, and Pharma in Italy. Dr. Simon graduated from medical school at the University of Paris in 1982. Dr. Simon today is an advisor at the European Commission D.G. Research and Innovation (Horizon 2020). We believe Dr. Simon’s extensive business and leadership experience in the pharmaceutical industry qualifies him to serve as a member of our board of directors.

David Sourdive, Ph.D., is a co-founder of Cellectis and has held the position of Executive Vice President, Corporate Development since 2008. Dr. Sourdive has also been a member of our board of directors since 2000. From 2009 to 2012, he served as President of Ectycell SAS, and since 2012, he has served on its supervisory committee. Since February 2014, Dr. Sourdive has also served on the board of directors of Mediterranean Institute for Life Sciences. He previously served on the boards of directors of Cellectis AB, Medicen Paris

Region and Seine Saint Denis Avenir. From 1998 to 2000, he directed the biotechnologies laboratory of the Centre d’Etudes du Bouchet for the French Ministry of Defense. From 1997 to 1998, Dr. Sourdive worked at one of the leading laboratories in viral immunology at Emory University in Atlanta, Georgia. His work there was focused on immunological T-cell memory. Dr. Sourdive graduated from the École Polytechnique and received his PhD in molecular virology at the Institut Pasteur. He also has management training from the HEC (Challenge +). We believe Dr. Sourdive’s extensive experience in business and the biotechnology industry qualifies him to serve on our board of directors.

Philippe Duchateau, Ph.D., joined Cellectis in 2001 to pioneer the field of genome engineering. After receiving his PhD in 1993 in biochemistry and molecular biology at the Institut Pasteur (Lille, France), he completed a research fellowship from 1993 to 2001 at the University of California, San Francisco (United States) within the Cardiovascular Research Institute. He is co-inventor of numerous patents in the field of nucleases and genome engineering and co-authors on more than 50 scientific publications and co-editor of one book entitled “Site-directed Insertion of Transgenes.” As head of Cellectis’s Research department since 2004, he helped to the development of the Cellectis Technologies. Philippe Duchateau has served as Chief Scientific Officer since 2012.

Thierry Moulin joined us as Chief Financial Officer in 2014. Thierry Moulin has been a partner at TMBB Consulting since 2008. He was also previously the Chief Financial Officer of Vergnet SA, Ermewa and Toshiba TEC and was a member of the board of directors of Vergnet SA. Mr. Moulin has specialized in the administrative and financial management of industrial groups in France, such as AIRSEC Industries and Süd-Chemie, as well as internationally, including in Japan from 1986 to 2008. He worked as an auditor from 1982 to 1986 after graduating from Rouen Business School.

Luc Mathis, Ph.D., has been Chief Executive Officer of Cellectis Plant Sciences since 2012. He previously served as Business Development Director of Cellectis from 2006 to 2011. From 2001 to 2005, he was a research scientist at Centre National de la Recherche Scientifique. After receiving his PhD in developmental biology at the Pasteur Institute in 1997, he completed post-doctoral studies at the California Institute of Technology from 1998 to 2000. Mr. Mathis previously served on the board of directors of the Association Française de Biotechnologies Vegetales and currently serves on the board of directors of the French-American Chamber of Commerce in Minneapolis.

Alain Godard has served as a member of our board of directors since October 2007. Since 2002, Mr. Godard has been a consultant in plant biotechnology and management. He has been the Chief Executive Officer SARL Godard & Co. since June 2009, and he also serves on the board of directors of Fermentalg SA. He previously served as chairman of the management board of Aventis Cropscience from 1999 to 2001 and served on the executive committee of Aventis Cropscience for the same period. He held several executive positions at Rhône-Poulenc Agrochimie since joining in 1975, and he became CEO of the company in 1991 and chairman and CEO in 1995. Mr. Godard was appointed to the executive committee of the Rhône-Poulenc group in 1997, where he oversaw operations in the field of animal and plant health and the group’s Asia region. In 1999 he was an active player in the merger of Hoechst and Rhône-Poulenc, which resulted in the founding of Aventis. Mr. Godard is a graduate of the École Nationale Supérieure Agronomique de Toulouse. He began his agronomy career in 1967 in Africa as a researcher at the l’Institut de Recherche pour les Huiles et Oléagineux (institute for research on oils and oleaginous plants). We believe Mr. Godard’s leadership and management experience in the plant biotechnology field qualifies him to serve as a member of our board of directors.

Pierre Bastid has served as a member of our board of directors since October 28, 2011. He has been a member of the board of directors of HOUGOU S.A. since May 23, 2011. He also currently serves on the boards of directors of HOUGOU Développement S.A., Louise 342-344 S.A., Crystal Sunrise S.A., Shango S.A., Hebioso S.A., Les Bastidons S.A., Nepteam S.A.S., Krishna S.C. and La Chartreuse B S.C. From 2005 to 2011, he served as the President and Chief Executive Officer of Converteam Group S.A.S. (formerly Alstom Power Conversion). From June 2011 to July 2014, he was also a member of board of directors of Zaka S.A. From 2008 to 2011, Mr. Bastid served as President and a member of the board of directors of CVT Holding S.A.S. and as

President of Financière CVT S.A.S. From 2009 to 2011, he served as President of CMC Kilimanjaro, CMC Everest, CMC Mac Kinley, CMC Elbrouz and CMC K2. He was a Manager at Damballah S.C. from 2011 to 2012. We believe Mr. Bastid’s extensive business experience qualifies him to serve as a member on our board of directors.

Laurent Arthaud has served as a member of our board of directors since October 28, 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012. From 2006 to 2012, Mr. Arthaud held the position of Deputy CEO at CDC Entreprises. Since 2009 Mr. Arthaud has also directed InnoBio, an investment fund managed by Bpifrance Investissement as part of the FSI France Investissement program. From 1999 to 2004 he served as Vice President of Aventis Capital, an investment subsidiary of the pharmaceuticals group Aventis, and as President of Pharmavent Partners from 2004 to 2006. Mr. Arthaud is a graduate of the École Polytechnique and the l’École Nationale de Statistique et d’Administration Économique. We believe Mr. Arthaud’s extensive investment experience in the biotechnology industry qualifies him to serve as a member on our board of directors.

Annick Schwebig, M.D., has served as a member of our board of directors since October 28, 2011. In 2000, she founded the French subsidiary of Actelion, of which she is the General Manager. Actelion is a biopharmaceuticals company specializing in innovative treatments to serve unmet medical needs. She is also President of the Biotechnologies Committee within the LEEM (French Pharmaceutical Industry Association’s) since 2000, which coordinates studies on cell therapies and nanomedicine, as well as General Secretary of the Alliance for Research and Innovation in Health Industries (ARIIS). A graduate of the University of Paris medical school, Dr. Schwebig worked as a senior manager at the biopharmaceuticals company Bristol-Myers Squibb for 17 years from 1983 to 2000. We believe Dr. Schwebig’s extensive experience in the biopharmaceutical industry qualifies her to serve as a member on our board of directors.

Each of Dr. Schwebig and Messrs. Bastid and Arthaud has been appointed to our board of directors pursuant to the Investment Agreement. See “Related-Party Transactions—Transactions with Our Principal Shareholders, Directors and Executive Officers—Investment Agreement.”

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Under French law and our By-laws, our board of directors must be composed of between three and eight members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, our directors are elected for three-year terms. In accordance with French law, our By-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board, in accordance with French law.

We currently have seven directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
André Choulika, Ph.D.	Chairman	2000	2015
Mathieu Simon, M.D.	Director	2013	2016
David Sourdive, Ph.D.	Director	2000	2015
Alain Godard	Director	2007	2015
Pierre Bastid	Director	2011	2017
Laurent Arthaud	Director	2011	2017
Annick Schwebig, M.D.	Director	2011	2017

In addition, Institut Pasteur was designated as an observer to our board of directors in 2002, and its current term expires in 2015.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit and finance committee, for which the Nasdaq listing requirements permit specified phase-in schedules.

Our board of directors has determined that, applying the current Nasdaq listing standards as if they applied to us, all of our directors, except Drs. Choulika, Sourdive and Simon, qualify as “independent directors.” In making such determination, our board considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit and finance committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks we face. Our board expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board.

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. We generally intend to rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, including Nasdaq’s requirements that (1) a majority of the board of directors consists of independent directors; (2) the Company have a nominating and corporate governance committee; and (3) the compensation committee be composed entirely of independent directors.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1⁄3% of the outstanding shares of the company’s common voting stock. We intend to follow our French home country practice, rather than complying with the Nasdaq rule. Consistent with French Law, our By-laws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares.”

Board Committees

The board of directors has established an audit and finance committee and a compensation committee, each of which operates pursuant to a separate charter adopted by our board of directors. The board of directors has also established a scientific committee. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Market, and the rules and regulations of the SEC.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit and Finance Committee. Our audit and finance committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Currently, our audit and finance committee is comprised of two members of the board of directors: Messrs. Bastid and Arthaud. We will appoint a three-member audit committee prior to the completion of this offering. We intend to comply with the applicable independence requirements with respect to our audit and finance committee within the applicable time frame under the applicable transition rules of the SEC and the Nasdaq.

Our board of directors has specifically assigned the following duties to the audit and finance committee:

•	with regard to our financial statements:

¡	review on a preliminary basis and express its opinion on the draft annual and six month financial statements prior to the board of directors officially receiving the financial statements;

¡	examine the relevance and consistency of the accounting principles and rules used for the preparation of the Company’s unconsolidated financial statements and the group’s consolidated financial statements and rectify any failure to comply with the rules and principles;

¡	monitor the scope of consolidation and review, where necessary, any explanations in connection thereto;

¡	interview, when necessary, the statutory auditors, the chairman of the board of directors, the chief executive officer, the chief financial officer, the employees in charge of our internal controls or any other management personnel; these discussions may take place without the presence of the chairman of our board of directors and the chief executive officer; and

¡	examine—prior to their publication—the draft annual and interim financial statements, the draft annual report and any other draft financial statements (including projected financial statements) prepared for the needs of upcoming material transactions together with the related press releases;

•	with regard to internal controls:

¡	assess the efficiency and quality of internal control systems and procedures within the group;

¡	examine, with the persons in charge of the internal audit, and, if necessary, outside of the presence of the chairman of the board of directors and the chief executive officer, the contingency and action plans with respect to internal audit, the findings following the implementation of these actions and the recommendations and follow-up actions in connection therewith; and

¡	entrust the internal audit department with any mission which the committee deems necessary;

•	with regard external controls:.

¡	examine any question relating to the appointment, renewal or dismissal of our statutory auditors and their fees regarding the performance of their control review functions;

¡	oversee the rules relating to the use of the statutory auditors for assignments other than the audit of the financial statements and, more generally, ensure that we comply with the principles guaranteeing the statutory auditors’ independence;

¡	pre-approve any mission entrusted to the statutory auditors which is outside of the scope of the annual audit;

¡	review every year with the statutory auditors all fees paid to by the Company and the group to any networks to which the auditors belong, their work plan, their findings and recommendations, as well as actions taken by us following such recommendations; and

¡	discuss if necessary any points of disagreement between the statutory auditors and the chairman of our board of directors and chief executive officer that may arise as a result of these discussions with the statutory auditors;

•	with regard to risks:

¡	review on a regular basis the financial situation, the cash position and the material risks and undertakings of the group; and

¡	review the risk management policy and the process implemented to evaluate and manage these risks.

Compensation Committee. Our compensation committee assists our board of directors in reviewing the compensation of our executive officers and directors and makes recommendations in respect thereof. Currently, our compensation committee is comprised of two members of the board of directors: Mr. Godard and Dr. Schwebig. The principal duties and responsibilities of our compensation committee include:

•	review the compensation of our employees (fixed and variable compensations, bonus, etc.) and make any recommendation to our board of directors in connection therewith;

•	review the targets in connection with the variable compensation of our employees and management and make any recommendation to our board of directors in relation to such targets;

•	review equity incentive plans (non-employee warrants, stock options, restricted (free) shares, etc.) and make recommendations to our board of directors regarding the allocation and/or conditions of exercise of equity incentive instruments;

•	make recommendations to our board of directors regarding the compensation, pension and insurance plans, benefits in kind and other various pecuniary rights, including the allocation of stock options and restricted (free) shares, granted to the chairman of our board of directors and/or to the chief executive officer, and to any director also having an employment agreement with us; and

•	make recommendations on the compensation methods of executive officers and on the compensation of directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.cellectis.com. The audit and finance committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2013, was €1.3 million.

Service Agreements

Mr. Godard, a member of our board of directors, entered into two service agreements with us and provided consultancy services in the area of (1) global development strategy and (2) specific development of agricultural biotechnology activities. We paid €32,000 in compensation for those services in each of fiscal year 2013 and 2012.

Change of Control Benefits

We seek to balance the potential costs of change of control provisions with the costs that would arise from fear of job loss and other distractions that may result from potential, rumored or actual changes of control. As a result, after careful evaluation of the implications and economics of a change of control plan, on September 4, 2014, our board of directors adopted a change of control plan. As amended on December 11, 2014, the change of control plan provides benefits for our executive officers and several other senior employees of our company.

Pursuant to the change of control plan, the severance package shall be paid if, within the 36-month period following a change of control of our company, one of the following events occurs:

•	non-renewal or dismissal other than for gross misconduct (faute lourde) of the employees or executives concerned; and

•	for Drs. Choulika and Sourdive only, resignation as a result of a significant reduction of their duties or compensation.

The severance package shall be equal to 24 months of compensation increased by an amount equal to the maximum target bonus to which the employees or executives concerned may be entitled for the year of their departure (or for Dr. Choulika only, two times such target bonus), or, in the absence of such a target bonus, 1.5 times the last annual bonus paid to them during the 12 months prior to their departure.

The severance package shall be in addition to any legal and conventional severance payments owed to the employees or executives concerned.

A “change of control” is defined by reference to Article L.233-3 of the French Commercial Code, which provides that one or more persons acting alone or in concert are considered to control a company if (1) they have direct or indirect ownership of a majority of the voting rights or a proportion of the voting rights allowing de facto control of the decisions made by the shareholders, provided that such control is presumed if no shareholder holds a greater proportion of the voting rights; or (2) they have the power to appoint or dismiss a majority of the board of directors.

Limitations on Liability and Indemnification Matters

Under French law, provisions of By-laws that limit the liability of directors and officers are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We maintain liability insurance for our directors and executive officers, including insurance against liability under the Securities Act, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

These contractual indemnification agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

Equity Incentives

We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	employee warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise or BSPCE), granted only to employees of Cellectis;

•	non-employee warrants (otherwise known as bons de souscription d’actions or BSA), granted only to non-employee directors and other service providers not eligible for employee warrants; and

•	restricted, or free, shares (otherwise known as actions gratuites).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the shares held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Such extraordinary general meeting shall determine the aggregate amount of equity incentive instruments to be granted and the period during which such authorization may be used by our board, which cannot exceed 18 months for non-employee warrants and employee warrants and 38 months for stock option and restricted (free) shares, in each case beginning from the date of the applicable shareholders’ approval. The authority of our board to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

Employee warrants and non-employee warrants are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule. In general, employee warrants and non-employee warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

Employee Warrants (BSPCE)

Employee warrants were granted only to employees of Cellectis who are French tax residents, since these employee warrants carry favorable tax and social security treatment for French tax residents. Similar to stock options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors equal to the higher of (1) the fair market value of an ordinary share on the date of grant and (2) if the company has carried out a capital increase within six months prior to the attribution of employee warrants, the issue price of such capital increase.

Employee warrants may only be issued by growth companies meeting certain criteria. Most significantly, the issuer must have been registered for less than 15 years and 25% of the issuer’s share capital must have been continuously held since the company’s formation by natural persons or by holding companies, of which 75% of such holding company’s share capital is held by natural persons. The calculation of such threshold does not include venture capital mutual investment fund (fonds commun de placement à risques), specialized professional funds (fonds professionnels spécialisés), private equity funds (fonds professionnels de capital investissement), local investment funds (fonds d’investissement de proximité) and innovation-focused mutual funds (fonds commun de placement dans l’innovation).

We are no longer eligible to issue employee warrants since we no longer satisfy the legal conditions necessary to issue such employee warrants.

Our outstanding employee warrants were generally granted (1) either subject to a three-year vesting schedule under which one-third (1/3) of the employee warrants vest upon the first anniversary of grant and one-third (1/3) at the expiration of each year thereafter, subject to continued service, or (2) subject to a five-year vesting schedule under which 40% of the employee warrants vest upon the second anniversary of grant and 20% at the expiration of each year thereafter, subject to continued service. In each case, any warrant which is not exercised before the tenth anniversary of the date of grant will automatically lapse. Most of our employee warrants provide that in the event of a change in control, as defined in the relevant grant documents, unvested warrants will automatically vest in full.

As of November 30, 2014, 423,242 employee warrants exercisable for an aggregate of 423,242 ordinary shares at a weighted average exercise price of €12.24 per share, were outstanding, of which 16,000 employee warrants are held by our directors and executive officers.

Non-Employee Warrants (BSA)

Non-employee warrants are granted by our board of directors to service providers who are not eligible for employee warrants. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to ten percent (10%) of the price of the underlying ordinary shares, which subscription price is meant to reflect the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the non-employee warrant pool.

Our non-employee warrants are generally granted subject to a two-year vesting, subject to continued service.

As of November 30, 2014, 70,000 non-employee warrants exercisable for an aggregate of 70,000 ordinary shares at a weighted average exercise price of €9.06 per share, were outstanding. Of the outstanding non-employee warrants, 40,000 non-employee warrants exercisable for an aggregate of 40,000 ordinary shares are held by our directors and executive officers and exercisable at the date hereof.

Free Shares

Under our 2012, 2013 and 2014 Free Share Plans, we have granted free shares to certain of our employees and officers. Our current plan, the 2014 Free Share Plan, was adopted by our board of directors on April 10, 2014.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, our general manager and to our deputy general managers. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Our board of directors has the authority to administer the 2012, 2013 and 2014 Free Share Plans. Subject to the terms of the 2012, 2013 and 2014 Free Share Plans, our board determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the acquisition period must be at least two years from the date of grant and the holding period must be two years from the end of the acquisition period, with no holding period applicable to beneficiaries for whom the acquisition period was four years or longer.

The board of directors has the authority to modify awards outstanding under our 2012, 2013 and 2014 Free Share Plans, subject to the consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

The free shares granted under our 2012, 2013 and 2014 Free Share Plans will be definitively acquired at the end of the acquisition period as set by our board of directors subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, the shares may not be sold, transferred or pledged during the holding period. In the event of disability before the end of the acquisition period, the free shares shall be definitively acquired by the beneficiary on the date of disability. In the event the beneficiary dies during the acquisition period, the free shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death.

As of the date hereof:

•	102,099 free shares granted under the 2012 Free Share Plan were acquired on September 18, 2014 and are under the holding period of two years, of which 44,325 shares are held by our directors and officers;

•	102,000 free shares granted under the 2013 Free Share Plan will be acquired on March 19, 2015, subject to the continued service of the beneficiaries, of which 30,000 free shares have been granted to our directors and officers; and

•	100,000 free shares granted under the 2014 Free Share Plan will be acquired on April 10, 2016, subject to the continued service of the beneficiaries, of which 75,000 free shares have been granted to our directors and officers.

Cellectis Plant Sciences

In December 2014, our subsidiary Cellectis Plant Sciences granted options representing a 9.4% interest to a small group of its employees and two of our directors and executive officers, and it reserved an additional 0.6% for further grants. Cellectis Plant Sciences made these grants to provide incentives for these employees that are directly linked to the performance of Cellectis Plant Sciences, rather than Cellectis as a whole.

RELATED-PARTY TRANSACTIONS

Since January 1, 2011, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Transactions with Our Principal Shareholders, Directors and Executive Officers

Investment Agreement

On September 14, 2011, Bpifrance Participations (formerly Fonds Stratégique d’Investissement), Mr. Pierre Bastid, Dr. David Sourdive, Dr. André Choulika and our company entered into an investment agreement, or the Investment Agreement, in connection with the investment by Bpifrance Participations and Mr. Pierre Bastid each of €25 million in Cellectis. Pursuant to the Investment Agreement, (1) Dr. Sourdive and Dr. Choulika entered into lock-up agreements that expires on November 3, 2015, (2) the parties have undertaken to vote, as shareholders and/or as board members, in favor of (a) the appointment of two board members proposed by Bpifrance Participations (currently Mr. Laurent Arthaud and Dr. Annick Schwebig), (b) the appointment of one board member proposed by Mr. Pierre Bastid (currently himself), (c) the appointment of one non-voting observer proposed by Mr. Pierre Bastid (as of the date of this prospectus, no one holds such position), (3) the parties have agreed that certain strategic decisions cannot be taken by Cellectis without the prior approval of two-thirds of the members of our board of directors and (4) the parties have agreed that certain strategic decisions must be approved by the majority of the members of our board of directors before being taken by Cellectis.

Further to this Investment Agreement, our By-laws have been amended to reflect the strategic decisions that are referred to in clauses (3) and (4) above. These strategic decisions are described under “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Directors—Decisions Subject to the Prior Approval of the Board of Directors.”

The parties to the Investment Agreement intend to terminate the agreement and their concert pursuant to the agreement upon the listing of the ADSs on the Nasdaq Global.

Transactions with Institut Pasteur

We expensed license royalties of €636,000 and €255,000 to Institut Pasteur, a former shareholder of Cellectis, in fiscal years 2012 and 2013, respectively. In addition, Cellectis Bioresearch sold products to Institut Pasteur in fiscal years 2012 and 2013 for amounts of €19,000 and €7,000, respectively.

Conditional advances and subsidies

Bpifrance, which is a shareholder of Cellectis, has granted us conditional advances and subsidies. See Note 13 of our audited consolidated financial statements and Note 12 of our unaudited interim consolidated financial statements.

Agreements with Our Directors and Executive Officers

Director and Executive Officer Compensation

See “Management—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. See the section of this prospectus titled “Management—Limitations on Liability and Indemnification Matters.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related-Party Transactions Policy

Prior to the completion of this offering, we expect to adopt a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related-party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related parties are, were or will be participants, which are not (1) in the ordinary course of business, (2) at arms’ length and (3) in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, including any transaction that was not a related-party transaction when originally consummated or any transaction that was not initially identified as a related-party transaction prior to consummation, our management must present information regarding the related-party transaction to our board of directors for review, consideration and approval. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our board, or to the extent permitted by applicable law an independent committee of our board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related-party is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our board of directors, or if permitted by applicable law an independent committee of our board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board, or if permitted by applicable law an independent committee of our board, determines in the good faith exercise of its discretion.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 30, 2014 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of November 30, 2014. The percentage ownership information shown in the table prior to this offering is based upon 29,419,721 ordinary shares outstanding as of November 30, 2014. The percentage ownership information shown in the table after this offering is based upon              ordinary shares outstanding, assuming the sale of              ordinary shares and ADSs by us in this offering and no exercise of the underwriters’ option to purchase additional ADSs. The percentage ownership information shown in the table after this offering if the underwriters’ option to purchase additional ADSs is exercised in full is based upon              ordinary shares outstanding, assuming the sale of              ordinary shares and ADSs by us in this offering assuming the exercise in full of the underwriters’ option to purchase additional ADSs.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of November 30, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Cellectis, 8, rue de la Croix Jarry, 75013 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percentage	Percentage
5% Shareholders:
Bpifrance Participations	3,152,330	10.7%
Pfizer, Inc. (1)	2,786,924	9.47%

Directors and Executive Officers:
André Choulika, Ph.D	997,074	3.39%
Mathieu Simon, M.D.	31,000	*
David Sourdive, Ph.D.(2)	996,208	3.39%
Philippe Duchateau, Ph.D.(3)	10,325	*
Thierry Moulin	—	*
Luc Mathis, Ph.D.(4)	13,347	*
Alain Godard(5)	40,001	*
Pierre Bastid	3,298,944	11.21%
Laurent Arthaud	—	*
Annick Schwebig, M.D.	1,940	*
All directors and executive officers as a group (11 persons)	5,388,839	18.32%

* Represents beneficial ownership of less than one per cent.

(1)	The address of Pfizer, Inc. is 235 East 42nd Street, New York, New York 10017. Shares beneficially owned by Pfizer, Inc. were acquired by Pfizer OTC B.V. on July 31, 2014 in the context of a share capital increase in connection with the Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014.

(2)	Includes 174,340 ordinary shares that are beneficially owned by Dr. Sourdive’s wife.

(3)	The ordinary shares shown include 8,000 ordinary shares that Dr. Duchateau has the right to acquire pursuant to employee warrants.

(4)	The ordinary shares shown include 8,000 ordinary shares that Mr. Mathis has the right to acquire pursuant to employee warrants.

(5)	The ordinary shares include 40,000 ordinary shares that Mr. Godard has the right to acquire pursuant to non-employee warrants.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our By-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our By-laws as they will be in effect upon the completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

As of June 30, 2014, our outstanding share capital consisted of a total of 25,082,320 issued and fully paid ordinary shares, with nominal value €0.05 per share. As of November 30, 2014, our outstanding share capital consisted of a total of 29,419,721 issued and fully paid ordinary shares, with nominal value €0.05 per share.

As of November 30, 2014, to our knowledge, approximately:

•	7.9 million, or 27%, of our outstanding ordinary shares were held of record by 27 residents of the United States; and

•	9.7 million, or 33%, of our outstanding ordinary shares were held of record by 3,000 residents of France.

Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding employee warrants, employee share options and non-employee warrants, as approved by our shareholders and granted by our board of directors.

Upon closing of this offering, our outstanding share capital will consist of                  ordinary shares, nominal value €0.05 per share (or                  if the underwriters exercise their option to purchase additional ADSs in full).

Reconciliation of the Shares Outstanding Prior to this Offering

Shares outstanding at December 31, 2010	11,645,436

Number of ordinary shares issued in connection with the share capital increases of October 28, 2011 and November 10, 2011	1,933,333
Number of ordinary shares issued in connection with the exercise of employee warrants and non-employee warrants	549,677
Shares outstanding at December 31, 2011	14,128,446

Number of ordinary shares issued in connection with the reimbursement of bonds and payment of interest of said bonds with ordinary shares	6,304,660
Number of ordinary shares issued in connection with the exercise of employee warrants and non-employee warrants	43,157
Shares outstanding at December 31, 2012	20,476,263

Number of ordinary shares issued in connection with the exercise of employee warrants and non-employee warrants	606,054
Shares outstanding at December 31, 2013	21,082,317

Number of ordinary shares issued in connection with the share capital increases of March 24, 2014 and July 31, 2014	6,786,924
Number of ordinary shares issued in connection with the definitive acquisition of free shares of September 29, 2014	82,123
Number of ordinary shares issued in connection with the share capital increases of November 13, 2014 in connection with the exercise of non-employee warrants	1,468,357
Shares outstanding at November 30, 2014	29,419,721

History of Securities Issuances

Since January 1, 2011, the following events have changed the number of our issued and outstanding ordinary shares:

•	On January 27, 2011, we issued 28,500 shares for a total subscription amount of €93,209.25 as a result of the exercise of employee warrants and non-employee warrants.

•	On October 28, 2011, we issued 521,177 shares for a total subscription amount of €1,549,373.41 as a result of the exercise of employee warrants.

•	On October 28, 2011 and November 10, 2011, we issued an aggregate of 1,933,333 shares in connection with a contribution agreement entered into between us and the then shareholders of Cellartis in connection with a contribution of shares of Cellartis equity.

•	On January 24, 2012, we issued 1,344 shares for a total subscription amount of €12,096 as a result of the exercise of employee warrants and non-employee warrants.

•	On February 10, 2012, we issued 264 shares for a total subscription amount of €2,376 as a result of the exercise of employee warrants and non-employee warrants.

•	On February 10, 2012, we issued 6,304,660 shares in connection with the reimbursement of bonds redeemable in shares and payment of interest of said bonds redeemable in shares.

•	On April 10, 2012, we issued 41,549 shares for a total subscription amount of €197,997.61 as a result of the exercise of non-employee warrants.

•	On April 29, 2013, we issued 761 shares for a total subscription amount of €6,849 as a result of the exercise of non-employee warrants.

•	On September 19, 2013, we issued 293 shares for a total subscription amount of €2,637 as a result of the exercise of non-employee warrants.

•	On November 4, 2013, we issued 605,000 shares for a total subscription amount of €2,315,650 in connection with the exercise of warrants held by Kepler Capital Markets SA.

•	On March 24, 2014, we issued 4,000,000 ordinary shares in a private placement to a number of institutional investors at a price of €5.13 per share for a total subscription amount of €20,520,000.

•	On July 31, 2014, we issued 2,786,924 ordinary shares in the context of a share capital increase to the benefit of Pfizer OTC B.V. at a price of €9.25 per share for a total subscription amount of €25,779,047.

•	On September 29, 2014, the acquisition period for 82,123 free shares expired and such shares were issued accordingly.

•	On November 13, 2014, we issued 1,468,357 ordinary shares in connection with the exercise of non-employee warrants for a total subscription amount of €13,383,162.

Other Outstanding Securities

Contingent Equity Line Facility

Our board of directors has implemented on December 11, 2012 a Contingent Equity Line Facility the purpose of which is to improve our financial flexibility. To that end, our board of directors has decided to issue 2,000,000 non-employee warrants (bons de souscription d’actions), or the Kepler Warrants, at a price of €0.001 per warrant to Kepler Capital Markets SA, or Kepler. Under the terms of the Kepler Warrants which are further detailed in a Warrants Issue Agreement entered between us and Kepler on December 20, 2012, as amended on June 6, 2013 and October 7, 2013, we are entitled to instruct Kepler to exercise a number of Kepler Warrants, or the Instruction, and therefore subscribe for new shares to be subsequently issued by us, it being specified that (1) each Kepler Warrant shall entitle Kepler to subscribe to one share and (2) the number of shares issued as result of each Instruction is capped to 300,000 shares.

The exercise price of the Kepler Warrants shall be equal to (1) the weighted average price of our shares on the Alternext market of Euronext in Paris for a 3-trading day period starting 1 day prior to the Instruction date minus (2) a discount of 10.0%.

The Kepler Warrants shall lapse on the earlier of (1) December 20, 2015 or (2) the date on which all Kepler Warrants will be exercised.

Trout Warrant Agreement

On March 24, 2014, we entered into a warrant agreement with Trout Capital LLC, or Trout Capital, to compensate Trout Capital for its services in connection with a private placement to institutional investors in March 2014.

Pursuant to this agreement, we issued to Trout Capital 50,000 non-employee warrants (bons de souscription d’actions), or the Trout Warrants, at a price of €0.60 per Trout Warrant. These warrants give Trout the right to subscribe for ordinary shares of our company at an exercise price of €6.00 per share. The Trout Warrants will expire on March 24, 2016.

Shareholder Authorizations Regarding Share Capital

At a shareholders’ meeting held on                      2015, our board of directors received the following authorizations from shareholders:

•	delegations of authority to increase our share capital by issuing ordinary shares or other securities giving access to our share capital, through rights issues, public offerings and/or private placements for the maximum duration permitted under French law (18 to 26 months depending on the delegations) within a maximum aggregate potential dilution of shares (representing % of our shares outstanding upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional ADSs));

•	delegations of authority to grant stock options (options de souscriptions ou d’achat d’actions), equity warrants (bons de souscription d’actions), redeemable equity warrants (bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR), free ordinary shares (actions gratuites), and/or free preferred shares convertible into a variable number of our ordinary shares to our employees and executive officers, directors, observers, consultants and advisors for the maximum duration permitted under French law (18 to 38 months depending on the delegations) within a maximum aggregate potential dilution of shares (representing % of our shares outstanding upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional ADSs); and

•	authorization to buy back up to 10% of our shares at a maximum price of €50.00 per share for a duration of 18 months.

Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares

The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to the registration statement of which this prospectus is a part.

Corporate Purpose

Our corporate purpose, which is set forth in Article 3 of our Bylaws, in France and abroad includes:

•	all activities related to genetics and more specifically to genome engineering, in particular, research, development and invention, registration and exploitation of patents and trademarks, sale and marketing, advising and assisting, in all areas, in particular in the agro-food, pharmaceutical, textile and environmental sectors; and

•	more generally, all industrial, commercial, financial and civil transactions and transactions involving real estate or movables properties relating directly or indirectly to any of the aforementioned corporate purposes or any similar or related purpose.

Directors

Quorum and Voting. The board of directors may only deliberate if at least half of the directors attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the board allow directors to attend meetings of the board in person or by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him or her at a meeting of the board, but no director can hold more than one proxy at any meeting. Decisions of the board are adopted by the majority of the voting rights held by the directors present or represented, it being specified that in case of a vote-split, the Chairman of the board shall have a deciding vote.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director Is Materially Interested. Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the board of directors, excluding the interested director. Further, any agreement with a director entered in the ordinary course of business and under standard terms and conditions shall be communicated by the interested director to the Chairman of the board, unless the agreement is not significant for either party with respect to its purpose or financial implications.

The foregoing requirements also apply to agreements between us and another company if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Decisions Subject to the Prior Approval of the Board of Directors. Our By-laws provide that none of the decisions listed below (whether they relate to us or to any of our subsidiaries) shall be made without the prior approval of our board acting, upon first notice, by a majority of its members in office and, upon second notice, by a majority of its members present or represented by proxy:

•	approval and modification to the business plan and budget;

•	any decision pertaining to the recruitment, dismissal/removal, or increase of the compensation of executives and corporate officers;

•	any material decision relating to a material litigation in which we or any of our subsidiaries may have to pay an amount exceeding €2,000,000;

•	any decision relating to the opening of a social or restructuring plan or pre-insolvency proceedings;

•	dual listing of the company on a stock market located outside of France;

•	any repurchase of our own shares;

•	any new borrowings or debts exceeding €1,000,000 and early repayment of loans, if any;

•	grants of any pledges on securities exceeding €1,000,000;

•	offshore or relocate activities;

•	development of new activities and businesses not described in the budget; and

•	entry into any material agreement or partnership.

Our By-laws provide further that none of the strategic decisions listed below (whether they relate to us or to any of our subsidiaries) shall be made without the prior review and approval of our board of directors acting, upon first notice, by two-thirds majority of its existing members and, upon second notice, by a majority of its members, whether they are present or represented by proxy:

•	any modification to our main business or to the main business of any of our subsidiaries;

•	any modification to the rules relating to the composition of our board and to the voting conditions of our board;

•	any modification to our share capital or to the share capital of any of our subsidiaries (e.g. share capital increase or decrease of the Company or of any of its subsidiaries, distributions or initial public offering, merger, spin-off, liquidation, winding up or carve-out transactions);

•	any external growth transactions including, acquisitions, disposals or joint-ventures, exceeding €4,000,000;

•	any investment and disposition decisions exceeding €2,000,000 per project;

•	any related-party agreement and any agreement or transaction between the executives or shareholders of the Company, on the one hand, and the Company or any of its subsidiaries, on the other hand;

•	any modification to this list of important decisions, and

•	convening a shareholders’ meeting and requesting the insertion of a resolution on the agenda of the said shareholders’ meeting.

Directors’ Compensation. The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board then divides this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. See the section of this prospectus titled “Management—Compensation of Directors and Executive Officers” for a description of our compensation policy for our non-employee directors.

Board of Directors’ Borrowing Powers. There are currently no limits imposed by our By-laws on the amounts of loans or borrowings that the board may approve.

Directors’ Age Limits. The number of directors who are more than seventy (70) years old may not exceed one third of the directors in office.

Employee Director Limits. The number of directors who are also party to employment contracts with the Company may not exceed one third of the directors in office.

Directors’ Share Ownership Requirements. None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends. We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below under “—Legal Reserve”).

Legal Reserve. Pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Such allocation is compulsory until the amount in the legal reserve is equal to 10% of the aggregate par value of our issued and outstanding share capital. This restriction on the payment of dividends also applies to our French subsidiaries on an unconsolidated basis.

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €1.3 million on June 30, 2014).

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Pursuant to recently passed legislation, if a dividend is declared we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us.

Distribution of Dividends. Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum period of nine months following the end of the relevant fiscal year. An extension of such timeframe may be granted by court order. Dividends that are not claimed within a period of five years after the payment date will be deemed to expire and revert to the French government.

Voting Rights. Each of our ordinary shares entitles its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our By-laws. The ownership of a share implies the acceptance of our By-laws and any decision of our shareholders.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. However, our By-Laws provide that all shares held in registered form (actions nominatives) for more than two years will be granted double voting rights.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and are not taken into account for purposes of quorum calculation.

Our By-laws provide that members of our board of directors are elected for a tenure of three years.

Rights to Share in Our Profit. Under French law each ordinary share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation. If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be used to repay in full the par value of our outstanding shares. Any surplus will then be distributed among shareholders proportionally to their shareholding in our company.

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares for the following purposes only:

•	to decrease our share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

•	to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•	under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and with the general regulations of the Autorité des marchés financiers, or AMF.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions. Our By-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages. There are no such requirements, except as described under the section of this prospectus titled “—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase any of the shareholders’ commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founders’ warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings. The right to participate to a shareholders’ meeting is granted to all the shareholders whose shares are fully paid up and for whom a right to attend shareholders’ meetings has been established by registration of their shares in the names or names of the authorized intermediary acting on their behalf on the third business day prior to the shareholders’ meeting at midnight (Paris time), either in the registered shares accounts held by the Company or in the bearer shares accounts held by the authorized intermediary.

Each shareholder may attend the meetings and vote (1) in person, or (2) by granting a proxy to any individual or legal entity, or (3) by sending a proxy to us without indication of the beneficiary (in which case such proxy shall be cast in favor of the resolutions supported by the board of directors), or (4) by correspondence, or (5) by videoconference or another means of telecommunication organized by the board and allowing identification of the relevant shareholder in accordance with applicable laws.

Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via telecommunications means. Such vote or proxy must be received (1) at least three days prior to the meeting, in the case of hard copies, (2) by 3:00 p.m. (Paris time) on the day before the meeting, in the case of, electronic votes by email, (3) by the date of the meeting, in the case of a proxy granted to a designated person, and (4) by 3:00 p.m. (Paris time) on the day before the meeting, in the case of proxies without a designated attorney and therefore granted to the chairman of the meeting.

Shareholders sending their vote within the applicable time limit, using the form provided to them by us for this purpose, are deemed present or represented at the shareholders’ meeting for purposes of quorum and majority calculation.

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by our statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person. Meetings are held at our registered offices or at any other location indicated in the convening notice. A meeting notice (avis de réunion) is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to the date of the shareholders’ meeting and made available on the website of the company at least 21 days prior to the date of the shareholders’ meeting.

Additionally, a convening notice (avis de convocation) is published at least fifteen days prior to the date of the meeting in a legal gazette of the department in which the registered office of the company is located and in the French Journal of Mandatory Statutory Notices (BALO). Further, shareholders having held registered shares (actions nominatives) for at least one month at the time of the convening notice must be convened individually, by regular letter (or by registered letter if requested by the relevant shareholder) sent to their last known address.

When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors, which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (currently 5%), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a director appointed for this purpose by the board; failing which, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. An ordinary shareholders’ meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

Extraordinary Shareholders’ Meeting. Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholders’ commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the EU would require the approval of our board of directors as well as a two thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the EU would require the unanimous approval of our shareholders;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional securities as part of a cash capital increase or a capital increase by way of debt set-off. Such rights may only be waived by the extraordinary general meeting (by a two thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board;

•	our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors’ meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings—see the section of this prospectus titled “Limitations Affecting Shareholders of a French Company”;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder; see the section of this prospectus titled “—Declaration of Crossing of Ownership Thresholds”;

•	French insider trading rules must be complied with; and

•	pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting;

Declaration of Crossing of Ownership Thresholds

Subject to requirements of French law, our By-laws do not require any specified disclosure by shareholders that cross ownership thresholds with respect to our share capital, except as described under the section of this prospectus titled “—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons.”

The absence of specific requirement in our By-laws is without prejudice to the following disclosures which are applicable to us according to French legal and regulatory provisions, it being provided that the following is a summary which is therefore not intended to be a complete description of applicable rules under French law:

•	Shareholders must make a declaration to us no later than the fourth trading day after such shareholder crosses the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95%.

•	Shareholders must make a declaration to the AMF no later than the fourth trading day after such shareholder crosses the following thresholds: 50% and 95%.

•	Subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 50% threshold shall file a mandatory public tender offer.

Changes in Share Capital

Increases in Share Capital. Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	issuances in consideration for cash;

•	issuances in consideration for assets contributed in kind;

•	issuances through an exchange offer;

•	issuances by conversion of previously issued debt instruments;

•	issuances by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, issuances by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases in share capital effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders waived their preferential subscription rights with respect to this offering at an extraordinary general shareholders’ meeting held on                 , 2015.

In the future, to the extent permitted under French law, we may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares. Pursuant to our By-laws, shares may be held in registered or bearer form, at each shareholder’s discretion.

Further, in accordance with applicable legal and regulatory provisions, we may request at any time from the authorized intermediary responsible for holding our shares the name or, in the case of a legal entity, the corporate name, nationality and address of holders of securities, giving immediate or future access to voting rights at our shareholders’ meetings, the number of securities they own and, where applicable, the restrictions attaching to such securities.

Holding of Shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to applicable legal and regulatory provisions.

Ownership of Shares by Non-French Persons. Neither French law nor our By-laws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-residents of France must file an administrative notice with the French authorities in connection with certain direct or indirect investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions qualify as foreign investments in us that require the filing of an administrative notice:

•	any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	any transaction mentioned above carried out by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

•	any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign (non-French) law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	loans and significant guarantees granted by a corporation incorporated under foreign (non-French) laws to us in amounts evidencing control over our financing; and

•	patent licenses granted by a corporation incorporated under foreign (non-French) laws or management or technical assistance agreements with such corporation that place us in a dependent position vis-à-vis such party or its group.

Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc.

Assignment and Transfer of Shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions (including, in particular, the prohibition of insider trading).

Differences in Corporate Law

The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws.

	France	Delaware
Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws. In addition, under French law, members of a board of directors of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws. Under Delaware law, only individuals may be members of a corporation’s board of directors.

Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause (unless the certificate of incorporation provides otherwise), or (2) who has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Vacancies on the Board of Directors

Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the next shareholders’ meeting.

Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, provided that the court may order an annual meeting upon the application of a director or stockholder if a corporation has not held a meeting within 13 months after the latest of the company’s organization, the last annual meeting or the last action by written consent to elect directors.

	France	Delaware

Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.

General Meeting	Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Notice of General Meetings	A meeting notice (avis de réunion) is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to the date of the shareholders’ meeting and made available on the website of the company at least 21 days prior to the date of the shareholders’ meeting. Additionally, a convening notice (avis de convocation) is published at least fifteen days prior to the date of the meeting in a legal gazette of the department in which the registered office of the company is located and in the French Journal of Mandatory Statutory Notices (BALO). Further, shareholders having held registered shares (actions nominatives) for at least one month at the time of the convening notice must be convened individually, by regular letter (or by registered letter if requested by the relevant shareholder) sent to their last known address.	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	France	Delaware

The meeting notice must indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

Proxy	Each shareholder may attend the meetings and vote (1) in person, or (2) by granting proxy to any individual or legal entity, or (3) by sending a proxy to us without indication of the beneficiary (in which case such proxy shall be cast in favor of the resolutions supported by the board of directors), or (4) by correspondence, or (5) by videoconference or another means of telecommunication allowing identification of the relevant shareholder in accordance with applicable laws. The proxy is only valid for a single meeting or successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, the other extraordinary, held within a period of fifteen days.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, stockholders may act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting.

	France	Delaware

Preemptive Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the extraordinary meeting deciding or authorizing the capital increase. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

“Distributable premium” refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.

Under Delaware law, subject to any restrictions under a corporation’s certificate of incorporation, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	France	Delaware

Repurchase of Shares

Under French law, a corporation may acquire its own shares for the following purposes only:

•     to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

• with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, free share or share option plan; or

• under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and with the general regulations of the AMF.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.
Liability of Directors and Officers	Under French law, the By-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may generally include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

• any breach of the director’s duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

	France	Delaware

• intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

• any transaction from which the director derives an improper personal benefit.

Voting Rights	French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires: approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a merger with a non-EU company, approval of all the shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock or under other certain circumstances, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•     the approval of the board of directors; and

•     approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	France	Delaware

Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•     shares of stock of the surviving corporation;

• shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

• cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

• any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

	France	Delaware

Standard of Conduct for Directors

French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Shareholder Suits	French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•     state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

The plaintiff must remain a shareholder throughout the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring an individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

•     allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•     state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

	France	Delaware

Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents of which comprise both a certificate of incorporation and by-laws, companies incorporated under French law only have by-laws (statuts) as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws under French law.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•     its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

•     the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws.	Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Legal Name; Formation; Fiscal Year; Registered Office

Our legal and commercial name is Cellectis S.A. We were incorporated as a société anonyme under the laws of the French Republic on January 4, 2000 for a period of 99 years. We are registered at the Paris Commerce and Companies Register under the number 428 859 052. Our principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France, and our telephone number is +33 1 81 69 16 00. Our agent for service of process in the United States is Puglisi & Associates. Our fiscal year ends December 31.

Listing

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “CLLS.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the ADSs will be Citibank, N.A.

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

•	any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;

•	any transaction carried mentioned above carried out by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

•	any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	loans and guarantees granted by a corporation incorporated under foreign laws to us in amounts evidencing control over our financing; and

•	patent licenses granted by a corporation incorporated under foreign laws or management or technical assistance agreements with such corporation that place us in a dependent position vis-à-vis such party or its group.

Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on                     , 2015, in the future our shareholders will have the preferential subscription rights described under the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Changes in Share Capital—Preferential Subscription Right.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section of this prospectus titled “Description of American Depositary Shares—Dividends and Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares and ADSs—Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank International Plc, located at EGSP 186, 1 North Wall Quay, Dublin 1 Ireland.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-     when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial interests in one ordinary share that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of such ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests, in the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary, commonly referred to as the direct registration system, or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary share being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to French laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed; fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares held in deposit for your ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offer, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian.

The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and French legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (1) the transfer books for the ordinary shares or ADSs are closed, or (2) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the sections of this prospectus titled “Description of Share Capital” and “Limitations Affecting Shareholders of a French Company.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the depositary agreement:

Service	Fees

• Issuance of ADSs upon deposit of shares (excluding issuance as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (1) stock dividends or other free stock distributions, or (2) exercise of rights to purchase additional ADSs.	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with the compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (1) deposit of ordinary shares against issuance of ADSs and (2) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADS, for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (1) distributions other than cash and (2) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain ADS fees and charges (such as the ADS service fee) may become payable shortly after the closing of the ADS offering.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our By-laws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our By-laws or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required and the representations required from brokers). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of France.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed in the United States for our ordinary shares or the ADSs. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares. However, sales of substantial amounts of the ADSs or future sales of substantial amounts of the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on                     , 2015, upon completion of this offering, ordinary shares will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the United States on the Nasdaq Global Market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act. The restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S of the Securities Act.

Additionally, of the options and warrants to purchase              ordinary shares outstanding as of                     , 2014 and assuming no outstanding options or warrants are exercised and no exercise of the underwriters’ option to purchase additional ADSs, options and warrants exercisable for              ordinary shares will be vested and eligible for sale              days after the date of this prospectus subject to French law and shareholders’ agreement, as described above.

Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act and French law, and assuming no exercise of the underwriters’ option to purchase additional ADSs, these restricted securities will be available for sale in the U.S. public market as follows:

•	approximately shares, including ordinary shares represented by ADSs, will be eligible for immediate sale on the date of this prospectus; and

•	shares, including ordinary shares represented by ADSs, will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below and subject to French law and shareholders’ agreement, as described above.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1.0% of the number of ordinary shares then outstanding, which will equal approximately ordinary shares immediately after the completion of this offering based on the number of ordinary shares outstanding as of , 2015; and

•	the average weekly trading volume of the ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares subject also to French law and shareholders’ agreement, as described above. However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements.

Regulation S

Regulation S provides generally that sales made in offshore transactions to non-U.S. persons are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Options and Warrants to Purchase Ordinary Shares

We intend to file one or more registration statements on Form S-8 under the U.S. Securities Act to register all ordinary shares issued or issuable pursuant to the exercise of outstanding share options, employee warrants and non-employee warrants. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Registration Rights

None of our security holders possess registration rights.

Lock-Up Agreements

We, our directors and executive officers have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any ordinary shares, ADSs or other shares of our capital stock or any securities convertible into, exercisable or exchangeable for such capital stock.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC, on behalf of the underwriters, will have discretion in determining if, and when, to release any shares or ADSs subject to lock-up agreements.

We do not currently expect any release of ordinary shares or ADSs subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the ordinary shares and ADSs subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

In case of the lock-up agreements executed by our directors and executive officers and the other shareholders, the foregoing lock-up restrictions do not apply to transfers:

•	as a bona fide gift;

•	to any trust for the direct or indirect benefit of the party to the lock-up agreement or any immediate family member;

•	by will or intestate succession upon the death of the party to the lock-up agreement;

•	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•	as a distribution to limited partners or stockholders of the party to the lock-up agreement; or

•	to affiliates or to any investment fund or other entity controlled or managed by the party to the lock-up agreement,

provided that in the case of any transfer or distribution pursuant to any of the clauses above, (1) any such transfer shall not involve a disposition for value and each donee, distributee, transferee or trustee shall execute a lock-up agreement and (2) no filing shall be required to be reported with the SEC on Form 4 pursuant to Section 16 of the Exchange Act and no other public filing or report regarding such transfer shall be voluntarily made in connection with such transfer. The lock-up restrictions shall also not apply to sales of ordinary shares or ADSs purchased on the open market or in the public offering, provided that such sales are not required to be publicly reported and no voluntary public filing is made.

In addition, nothing in the lock-up agreements shall prohibit the establishment of a Rule 10b5-1 plan under the Exchange Act, so long as the securities subject to such plan may not be sold and no public disclosure of the establishment of such plan shall be required or voluntarily made during the 180-day restricted period.

French Law

Under French law, and notably under the General Regulation issued by the French Stock Exchange Authority (Réglement Général de l’AMF), any person that holds insider information shall, until such information is made public, refrain from (1) carrying out any transactions relating to securities issued by the company, (2) communicating such information outside of the normal course of his/her duties and (3) recommending to another person to carry out transactions in securities of the company. These rules apply to all persons who hold insider information as a result of (1) their quality as board member, executive officer, manager, employee of the company, (2) their holding of securities, and/or (3) their access to information because of their employment, profession or duties or their participation in the preparation of a financial transaction.

Prohibited transactions include all transactions related to securities (stocks, securities convertible, options, warrants, and in particular, (1) transfer of securities, (2) exercise of options, warrants (including employee warrants), exercise of any securities giving access to the capital, (3) transfer of free shares and (4) acquisition of securities.

TAXATION

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of ADSs acquired pursuant to this offering. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, or state, local or non-U.S. tax laws, and does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF ADSs IN YOUR PARTICULAR SITUATION.

The discussion applies to you only if you acquire the ADSs in this offering and you hold the ADSs as capital assets for U.S. federal income tax purposes (generally, for investment). This section does not apply to you if you are a member of a special class of holders subject to special tax rules, including:

•	a broker;

•	a dealer in securities, commodities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a regulated investment company;

•	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;

•	a mutual fund;

•	an individual retirement or other tax-deferred account;

•	a holder liable for alternative minimum tax;

•	a holder that actually or constructively owns 10% or more, by voting power, of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a holder that holds ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. Dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or (the Code), existing and proposed income tax regulations issued under the Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this offering. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the passive foreign investment company, or PFIC, rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service, or IRS, or the courts. No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the ADSs or that any such position would not be sustained.

You are a “U.S. holder” if you are a beneficial owner of ADSs that acquired the ADSs pursuant to this offering and you are:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this discussion is limited to U.S. holders who are not resident in France for purposes of the Income Tax Treaty between the United States and France.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the ADSs that is a partnership and partners in such a partnership should consult their own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of ADSs.

A “non-U.S. holder” is a beneficial owner of ADSs that acquired the ADSs pursuant to this offering and that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the credibility of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the company.

PFIC Considerations

The Code provides special rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock (including ordinary shares represented by ADSs) in a PFIC. A non-U.S. corporation will be treated as a PFIC for any taxable year in which either: (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of its gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are “passive assets,” which generally means that they produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although not free from doubt, we expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year and potentially future taxable years, but our PFIC status must be determined annually and therefore may be subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income, as well as on the market valuation of our assets and our spending schedule for our cash balances and the proceeds of this offering, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “PFIC Considerations” portion may be relevant to you.

A U.S. holder that holds ADSs during any taxable year in which we qualify as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the ADSs and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund,” or QEF, or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to ADSs that exceeds 125% of the annual average of such distributions over the preceding three-year period or, if shorter, the U.S. holder’s holding period for its ADSs. Excess distributions and gains on the sale, exchange or other disposition of ADSs of a corporation which was a PFIC at any time during the U.S. holder’s holding period are allocated ratably to each day of the U.S. holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. holder’s holding period are not included in gross income for the year of the disposition, but are subject to the highest ordinary income tax rates in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to income tax deficiencies will be imposed on the resulting tax attributable to each year. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if a U.S. holder held such ADSs as capital assets.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, then we generally will continue to be treated as a PFIC with respect to the holder for all succeeding years during which such holder holds ADSs, even if we no longer satisfy either the passive income or passive asset tests described above, unless the U.S. holder terminates this deemed PFIC status by making a “deemed sale” election. If such election is made, a U.S. holder will be deemed to have sold the ADSs at their fair market value on the last day of the last taxable year for which we were a PFIC, and any gain from such deemed sale would be subject to the excess distribution rules as described above. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The excess distribution rules may be avoided if a U.S. holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which we are treated as a PFIC with respect to such holder. A U.S. holder that makes a QEF election with respect to a PFIC is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. At this time, we have not determined whether we will provide to U.S. holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

As an alternative to making a QEF election, a U.S. holder may make a “mark-to-market” election with respect to its ADSs if the ADSs meet certain minimum trading requirements, as described below. If a U.S. holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) ADSs in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ADSs. Instead, a U.S. holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the ADSs. The U.S. holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the ADSs over the fair market value of the ADSs as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the ADSs included by the U.S. holder under the election for prior taxable years. The U.S. holder’s basis in the ADSs will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other disposition of the ADSs, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of ADSs to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss. If a U.S. holder makes a valid mark-to-market election, any distributions made by us would generally be subject to the rules discussed below under “—Taxation of Dividends,” except the lower rate applicable to qualified dividend income would not apply. If we cease to be a PFIC when a U.S. holder has a mark-to-market election in effect, gain or loss realized by a U.S. holder on the sale of our ADSs will be a capital gain or loss and taxed in the manner described below under “—Taxation of Sale, Exchange or other Disposition of ADSs.”

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. holder for tax years for which a mark-to-market election is in effect. If we are a PFIC for any year in which the U.S. holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made.

A mark-to-mark election is available only if the ADSs are considered “marketable” for these purposes. ADSs will be marketable if they are regularly traded on a national securities exchange that is registered with the SEC (such as the Nasdaq Global Market) or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, ADSs will be considered regularly traded during any calendar year during which more than a de minimis quantity of the ADSs is traded on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

If we are a PFIC for any year in which a U.S. holder holds ADSs, such U.S. holder must generally file an IRS Form 8621 annually. A U.S. holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. holder (1) receives certain direct or indirect distributions from a PFIC, (2) recognizes gain on a direct or indirect disposition of ADSs, or (3) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

Under attribution rules, if we are a PFIC, U.S. holders of our ADSs will be deemed to own their proportionate shares of any of our subsidiaries that are PFICs. It is possible that one or more of our subsidiaries is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the market valuation and nature of a subsidiary’s assets. In such case, assuming a U.S. holder does not receive from such subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will cause the lower-tier PFIC to provide the required information for a U.S. holder to make or maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC and, consequently, if you make a mark-to-market election with respect to our ADSs, you could be subject to the PFIC rules with respect to income of lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

U.S. holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs.

Taxation of Dividends

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder, you must include in your gross income the gross amount of any distributions of cash or property (other than certain pro rata distributions of ADSs) with respect to ADSs, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder must include the dividend as ordinary income at the time of actual or constructive receipt. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain from the sale or exchange of such ADSs. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Consequently, distributions generally will be reported as dividend income for U.S. information reporting purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above “PFIC Considerations,” although not free from doubt, we expect to be a PFIC for the current taxable year and potentially future taxable years. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs.

Non-U.S. Holders. Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. holder has held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” although not free from doubt, we expect to be a PFIC for the current taxable year and potentially future taxable years.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of your ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of such sale, exchange or other disposition and certain other conditions are met.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S.—source capital gains exceed such non-U.S.—source capital losses.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Medicare Tax

Certain U.S. holders who are individuals, estates or trusts are required to pay a 3.8% Medicare surtax on all or part of that holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs.

Information with Respect to Foreign Financial Assets

In addition, a U.S. holder that is an individual (and, under proposed regulations, an entity that meets certain requirements), may be subject to certain reporting obligations with respect to ADSs if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing IRS Form 8938 with the IRS. Significant penalties can apply if U.S. holders are required to make this disclosure and fail to do so. In addition, a U.S. holder should consider the possible obligation to file a Form TD F 90-22.1—Foreign Bank and Financial Accounts Report as a result of holding ADSs. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of ADSs.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to distributions made on our ADSs within the United States to a non-corporate U.S. holder and to the proceeds from the sale, exchange, redemption or other disposition of ADSs by a non-corporate U.S. holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN or W-8BEN-E, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the offering. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of the ADSs, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, foreign tax laws, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

Material French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of the ADSs and, unless otherwise noted, this discussion is the opinion of Jones Day, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus, or the Treaty.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.

If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our securities as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty, and whose ownership of the securities is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the ‘‘Limitations on Benefits’’ provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ordinary shares and ADSs, which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.2% tax on financial transactions, or the TFT, provided inter alia that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year.

Nasdaq, on which ADSs will be listed, is not currently acknowledged by the French AMF, and Alternext, on which ordinary shares of Cellectis are currently listed, is not a regulated market within the meaning of the FMFC. As a result, neither the ADSs nor the ordinary shares are currently within the scope of the TFT.

Moreover, a list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year used to be published annually by the French State. The last version of such list was dated December 27, 2013. It did not include Cellectis as its market capitalization did not exceed €1.0 billion. Please note that such list may not be published anymore in the future pursuant to a draft bill being currently discussed before the French Parliament.

Following this offering, purchases of Cellectis’s securities may thus be subject to the TFT if (1) Cellectis’s market capitalization exceeds €1.0 billion, and (2) the market on which Cellectis’s securities are listed becomes an eligible market within the meaning of the FMFC.

Registration Duties

In the case where the TFT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte).

As ordinary shares of Cellectis are listed on Alternext, which is an organized market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written agreement (acte). Although the official guidelines published by the French tax authorities are silent on this point, ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non- cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ADSs unless the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

Special rules apply to U.S. Holders who are residents of more than one country.

ENFORCEMENT OF CIVIL LIABILITIES

We are a société anonyme, or S.A., organized under the laws of France. The majority of our directors and officers are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, U.S. investors may find it difficult and may be unable:

•	to effect service of process upon or obtain jurisdiction over our company or our officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce, either inside or outside the United States, judgments obtained in U.S. or non-U.S. courts in actions predicated upon the civil liability provisions of the U.S. federal securities laws against us or our officers and directors;

•	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our officers or directors; and/or

•	to enforce against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

There is doubt as to enforceability in France, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated in the U.S. federal securities laws.

In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law No. 68-678 of July 26, 1968 as amended by French Law No. 80-538 of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions. Each of the foregoing statements also applies to our auditors.

UNDERWRITING

Merrill Lynch, Pierce Fenner & Smith Incorporated and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs forth opposite its name below.

Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies LLC
Piper Jaffray & Co.
Oppenheimer & Co. Inc.
Trout Capital LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036 and the address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per ADS	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us. Total underwriting discounts and commissions to be paid to the underwriters represent         % of the total cost of the offering. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

Option to Purchase Additional ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors have agreed not to sell or transfer any ordinary shares, ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares or ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs,

•	sell any option or contract to purchase any ordinary shares or ADSs,

•	purchase any option or contract to sell any ordinary shares or ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs,

•	request or demand that we file a registration statement related to the ordinary shares or ADSs, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies to ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In case of the lock-up agreements executed by our directors and executive officers and the other shareholders, the foregoing lock-up restrictions do not apply to transfers:

•	as a bona fide gift;

•	to any trust for the direct or indirect benefit of the party to the lock-up agreement or any immediate family member;

•	by will or intestate succession upon the death of the party to the lock-up agreement;

•	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•	as a distribution to limited partners or stockholders of the party to the lock-up agreement; or

•	to affiliates or to any investment fund or other entity controlled or managed by the party to the lock-up agreement;

provided that in the case of any transfer or distribution pursuant to any of the clauses above, (1) any such transfer shall not involve a disposition for value and each donee, distributee, transferee or trustee shall execute a lock-up agreement and (2) no filing shall be required to be reported with the SEC on Form 4 pursuant to Section 16 of the Exchange Act and no other public filing or report regarding such transfer shall be voluntarily made in connection with such transfer. The lock-up restrictions shall also not apply to sales of ordinary shares or ADSs purchased on the open market or in the public offering, provided that such sales are not required to be publicly reported and no voluntary public filing is made.

In addition, nothing in the lock-up agreements shall prohibit the establishment of a Rule 10b5-1 plan under the Exchange Act, so long as the securities subject to such plan may not be sold and no public disclosure of the establishment of such plan shall be required or voluntarily made during the 180-day restricted period.

Nasdaq Global Market Listing

We expect the ADSs to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “CLLS.”

Before this offering, there has been no public market for our ADSs or for our ordinary shares in the United States. Our ordinary shares are listed on the Alternext market of Euronext in Paris under the symbol “ALCLS.” The initial public offering price of the ADSs will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the price of our ordinary shares in connection with our existing listing on the Alternext market,

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. An affiliate of Trout Capital, for example, has provided us with investor relations services, for which they have received customary compensation. In addition, Trout Capital LLC received 50,000 non-employee warrants for its services in connection with a private placement to institutional investors in March 2014. See the section in this prospectus titled “Description of Share Capital—Other Outstanding Securities—Trout Warrant Agreement.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or each, a Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided	that no such offer of ADSs shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within

Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(c)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d)	where no consideration is or will be given for the transfer;

(e)	where the transfer is by operation of law;

(f)	as specified in Section 276(7) of the SFA; or

(g)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our sale of shares and ADSs in this offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA all amounts are estimates.

Itemized Expenses	Amount
SEC registration fee	$	*
Listing fee		*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be provided by amendment.

LEGAL MATTERS

Jones Day, New York, New York, is representing the company in connection with this offering. Jones Day, Paris, France, will pass upon the validity of the ordinary shares represented by the ADSs offered hereby and other legal matters concerning this offering relating to French law, including matters of French income tax law. Latham & Watkins LLP, Costa Mesa, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Cellectis at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young et Autres, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young et Autres are located at Tour First, 1 place des Saisons, 92037 Paris – La Défense Cedex, France.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the shares to be represented by ADSs offered in this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Cellectis, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Cellectis, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.cellectis.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cellectis S.A.

We have audited the accompanying statements of consolidated financial position of Cellectis S.A. as of December 31, 2013 and 2012, and the related statements of consolidated operations, consolidated comprehensive loss, changes in consolidated shareholders’ equity and consolidated cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cellectis S.A. at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young et Autres

/s/ Franck Sebag

Paris-La Défense

December 19, 2014

Cellectis S.A.

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

AS OF DECEMBER 31

€ in thousands

	Notes	2012	2013
ASSETS
Non-current assets
Goodwill	7	28,759	1,096
Intangible assets	7	3,935	3,531
Property, plant, and equipment	8	5,484	3,869
Other non-current financial assets		609	435

Total non-current assets		38,787	8,931

Current assets
Inventories and accumulated costs on orders in process	9	707	367
Trade receivables	10.1	6,101	2,687
Subsidies receivables	10.2	6,303	6,137
Other current assets	10.3	3,762	3,194
Cash and cash equivalents	11	21,808	7,559

Total current assets		38,681	19,944

TOTAL ASSETS		77,468	28,875

LIABILITIES
Shareholders’ equity
Share capital	12.1	1,024	1,054
Premiums related to the share capital		131,159	133,908
Treasury share reserve	12.4	(172)	(412)
Currency translation adjustment		1,449	828
Consolidated reserves		(57,575)	(77,236)
Net loss		(23,033)	(55,402)

Total shareholders’ equity—Group Share		52,852	2,740
Non-controlling interests	12.3	596	(223)

Total shareholders’ equity		53,448	2,517

Non-current liabilities
Non-current financial debt	13	3,303	3,375
Non-current provisions	15	785	437

Total non-current liabilities		4,088	3,812

Current liabilities
Current financial debt	13	998	691
Trade payables		10,932	9,700
Deferred revenues and deferred income	14	4,341	5,612
Redundancy plan	15	—	1,865
Current provisions	15	—	589
Other current liabilities	16	3,661	4,089

Total current liabilities		19,932	22,546

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		77,468	28,875

The accompanying notes form an integral part of these consolidated financial statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED OPERATIONS

For the year ended December 31

€ in thousands, except per share amounts

	Notes	2012	2013
Revenues and other income
Revenues	18	9,681	5,362
Other income	18	6,700	7,362

Total revenues and other income		16,381	12,724

Operating income and expenses
Royalty expenses		(1,788)	(542)
Research and development expenses	19/20	(15,651)	(16,049)
Selling, general and administrative expenses	19/20	(18,281)	(20,829)
Other operating income		73	478
Redundancy plan	15	—	(1,865)
Other operating expenses		(474)	(445)

Total operating income and expenses		(36,121)	(39,252)

Operating loss		(19,740)	(26,528)

Financial revenues	21	473	468
Financial expenses	21	(1,837)	(780)

Financial loss		(1,364)	(312)

Income tax	22	—	—
Loss from continuing operations		(21,104)	(26,839)
Loss from discontinued operations	23	(2,458)	(29,580)

Net loss		(23,561)	(56,419)

Attributable to shareholders of Cellectis		(23,033)	(55,402)
Attributable to non-controlling interests		(529)	(1,017)

Basic / Diluted earnings per share attributable to shareholders of Cellectis	26	(1.16)	(2.68)

Basic / Diluted earnings from continuing operations per share (€ /share)		(1.04)	(1.25)
Basic / Diluted earnings from discontinued operations per share (€ /share)		(0.12)	(1.43)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

For the year ended December 31

€ in thousands

	2012	2013
Net Loss	(23,561)	(56,419)

Actuarial gains and losses	(132)	70

Other comprehensive income (loss) that will not be reclassified subsequently to profit or loss	(132)	70

Currency translation adjustment	1,264	(621)

Other comprehensive income (loss) that will be reclassified subsequently to profit or loss	1,264	(621)

Total Comprehensive loss	(22,429)	(56,970)

Attributable to shareholders of Cellectis	(21,895)	(55,960)
Attributable to non-controlling interests	(534)	(1,010)

The accompanying notes form an integral part of these consolidated financial statements

Cellectis S.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the year ended December 31

€ in thousands

	Notes	2012	2013
Cash flows from operating activities
Net loss for the period		(23,561)	(56,419)

Net loss for the period of discontinued operations		(2,458)	(29,580)
Net loss for the period of continuing operations		(21,104)	(26,839)
Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		1,833	2,255
Movements in valuation allowances of working capital		569	(71)
Net profit (loss) on disposals		146	—
Net finance expenses / revenue		1,364	312
Expenses related to share-based payments		193	461
Provisions		257	2,075
Interest received / (paid)		254	(13)

Operating cash flows before change in working capital		(16,488)	(21,820)

(Increase) decrease in inventories		(61)	291
(Increase) decrease in trade receivables and other current assets		(2,676)	2,723
(Increase) decrease in subsidies receivables		(195)	(47)
Increase (decrease) in trade payables and other current liabilities		2,919	(1,881)
Increase (decrease) in deferred income		(2,190)	1,131

Change in the working capital requirement		(2,203)	2,217

Net cash flows used in operating activities of continuing operations		(18,691)	(19,603)
Net cash flows provided from (used in) operating activities of discontinued operations		(5,335)	291

Net cash flows used in operating activities		(24,026)	(19,312)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		764	—
Acquisition of intangible assets		(220)	(63)
Acquisition of property, plant and equipment		(545)	(351)
Net change in non-current financial assets		334	174
Increase in capital in Cellectis AB		(4,285)	—

Net cash flows used in investing activities of continuing operations		(3,952)	(240)

Net cash flows provided from (used in) investing activities of discontinued operations		4,373	(79)
Net cash flows provided from (used in) in investing activities		421	(319)

Cash flows from financing activities
Increase in share capital		2,709	5,818
Increase in borrowings		1,512	496
Decrease in borrowings		(1,221)	(880)
Treasury shares		(25)	—

Net cash flows provided from financing activities of continuing operations		2,975	5,434
Net cash flows provided from (used in) financing activities of discontinued operations		—	—
Net cash flows provided from financing activities		2,975	5,434

Decrease in cash		(20,630)	(14,197)

Cash and cash equivalents at the beginning of the year		42,384	21,808
Effect of exchange rate changes on cash		54	(52)

Cash from discontinued operations		959	1,290
Cash from continuing operations		20,849	6,269

Cash and cash equivalents at the end of the year	11	21,808	7,559

The accompanying notes form an integral part of these consolidated financial statements

Cellectis S.A.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

€ in thousands, except share data

		Share Capital Ordinary Shares		Premiums	Treasury shares	Currency translation adjustment	Consolidated reserves	Income (Loss)	Equity attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
		Number of shares	Amount
As of January 1, 2012		14,129,790	706	79,691	(110)	185	(38,145)	(20,673)	21,655	0	21,655
Net Loss		—	—	—	—	—	—	(23,033)	(23,033)	(529)	(23,561)
Other comprehensive income (loss)		—	—	—	—	1,264	(127)		1,137	(5)	1,132

Total comprehensive income (loss)		—	—	—	—	1,264	(127)	(23,033)	(21,895)	(534)	(22,429)

Allocation of prior period loss		—	—	—	—	—	(20,673)	20,673	—	—	—
Equity subscribed by NCI	12.3	—	—	—	—	—	—	—	—	2,500	2,500
Operation between shareholders	12.3	—	—	—	—	—	1,370	—	1,370	(1,370)	—
Treasury shares		—	—	—	(62)	—		—	(62)	—	(62)
Conversion of mandatorily convertible bonds	12.1	6,304,660	315	51,068	—	—	—	—	51,383	—	51,383
Exercise of share warrants and employee warrants	12.2	42,574	2	207	—	—	—	—	209	—	209
Share based compensation		—	—	193	—	—	—	—	193	—	193

As of December 31, 2012		20,477,024	1,024	131,159	(172)	1,449	(57,575)	(23,033)	52,852	596	53,448

Net Loss		—	—	—	—	—	—	(55,402)	(55,402)	(1,017)	(56,419)
Other comprehensive income (loss)		—	—	—		(621)	63		(559)	7	(552)

Total comprehensive income (loss)		—	—	—	—	(621)	63	(55,402)	(55,961)	(1,010)	(56,971)

Allocation of prior period loss		—	—	—	—	—	(23,033)	23,033	—	—	—
Equity subscribed by NCI	12.3	—	—	—	—	—	—	—	—	3,500	3,500
Operation between shareholders	12.3	—	—	—	—	—	3,309	—	3,309	(3,309)	—
Treasury shares		—	—	—	(240)	—	—	—	(240)	—	(240)
Exercise of share warrants and employee warrants	12.2	605,296	30	2,288	—	—	—	—	2,318	—	2,318
Share based compensation		—	—	461	—	—	—	—	461	—	461

As of December 31, 2013		21,082,320	1,054	133,908	(412)	828	(77,236)	(55,402)	2,740	(223)	2,517

The accompanying notes form an integral part of these consolidated financial statements

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“Société Anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population across the world.

Our consolidated financial statements include the operations of Cellectis S.A., our three French subsidiaries; Cellectis Therapeutics, Cellectis Bioresearch and Ectycell; our two U.S. subsidiaries, Cellectis Plant Sciences Inc. and Cellectis Bioresearch Inc.; and our former Swedish subsidiary, Cellectis AB.

Reportable segments

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (CODM), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President and Chief Operating Officer;

•	The Executive Vice President Corporate Development;

•	The Chief Scientific Officer;

•	The Chief Financial Officer; and

•	The Chief Executive Officer of Cellectis Plant Sciences, Inc.

We view our operations and manage our business in three operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our expertise in gene editing and Chimeric Antigen Receptors (CARs) technologies. All these activities are supported by Cellectis S.A. and Cellectis Therapeutics. Our holding activity is included in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on applying our gene-editing technologies to develop of new generation plant products in the field of agricultural biotechnology through our own efforts or through alliances with other companies in the agricultural market. It corresponds to the activity of our U.S.-based subsidiary Cellectis Plant Sciences, which is based in New Brighton, Minnesota.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

•	Tools and Services: The purpose of this segment is to develop and to sell genome engineering tools (meganucleases, TALENTM), engineered cell lines and services to biological research laboratories, academics or industrial. It combines the activities of Cellectis Bioresearch, Ectycell, Cellectis Bioresearch Inc. and the activities of development and production of Cellectis AB.

Note 2. Basis of presentation and statement of compliance

2.1 Basis of presentation

The consolidated financial statements have been prepared using the historical cost measurement basis except for certain assets and liabilities that are measured at fair value in accordance with IFRS.

We have prepared these financial statements assuming we will continue as a going concern considering the positive impact of our new strategy in terms of reduction of expenses and cash requirements. New collaboration agreements signed in early 2014 and capital from new investors during 2014 provided us with a reinforced financial visibility for the future (See Note 27 on Subsequent events).

Based on forecasted operating cash flows and government funding of research programs, management believes that our existing cash and cash equivalents plus cash generated from these activities will be sufficient for the 12 months following December 31, 2014.

In June 2014, Cellectis AB met the conditions of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, and consequently the operations of Cellectis AB were classified as discontinued in the statement of operations for the years ended December 31, 2012 and 2013. Cellectis AB’s post-tax loss from operations and post-tax loss recognized on its measurement to fair value less costs to sell were presented as a single amount on the face of the consolidated statements of operations.

These consolidated financial statements as of December 31, 2012 and 2013 were approved by our Board of Directors on December 11, 2014.

2.2 Statement of Compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), whose application is mandatory for the year ended December 31, 2013. Comparative figures are presented for December 31, 2012.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The significant accounting methods used to prepare the Consolidated Financial Statements are described below.

2.2.1 Changes in accounting policies and new or amended standards or amendments

We applied IAS 19 Employee Benefits (Revised) (“IAS 19R”) since January 1, 2013 with retrospective application from January 1, 2012. The application of IAS 19R resulted in an increase of the loss for the year ended December 31, 2012 of €40 thousand, a decrease of equity as at January 1, 2012 of €87 thousand and a decrease of equity as at December 31, 2012 of €260 thousand.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The following amendments have been adopted by Cellectis from January 1, 2013 but had no significant impact on the Financial Statements:

•	Amendment to IAS 1 Presentation of Financial Statements. This amendment introduces a requirement to present separately items presented in “Other comprehensive income” that will be subsequently reclassified to the income statement or not.

•	IFRS 10 Consolidated Financial Statements. This requires an investor to consolidate investee based on control, i.e. when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

•	IFRS 11 Joint Arrangements. This requires classification of joint arrangements as either (i) joint operations in which the investor accounts for the proportion of assets and liabilities over which it has direct rights and obligations in accordance with the agreement, or (ii) as joint ventures accounted for under the equity method.

•	IFRS 12 Disclosures of Interests in Other Entities. This brings together the disclosure requirements that apply to subsidiaries, associated companies, joint ventures, structured entities and unconsolidated structured entities.

•	Amendments to IFRS 10, IFRS 11 and IFRS 12 Transition Guidance.

•	IFRS 13 Fair Value Measurement. This standard requires or permits fair value measurements or disclosures and provides a single IFRS framework for measuring fair value and requires disclosures about fair value measurement.

•	The Annual Improvements to IFRSs for the 2009-2011 Cycle.

•	IFRIC 21 Levies, an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, was issued in May 2013 and is required to be adopted on January 1, 2014. The interpretation clarifies that the obligating event giving rise to a liability to pay a levy to a government agency is the activity that triggers the payment.

2.2.2 Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for annual accounting periods beginning after January 1, 2014. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendments to IFRS 10, IFRS 12

•	Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions.

•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting.

•	Amendments to IAS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities.

•	The Annual Improvements to IFRSs for the 2010-2012 Cycle.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

•	The Annual Improvements to IFRSs for the 2011-2013 Cycle.

•	IFRS 9 Financial Instruments.

The accounting policies and measurement principles adopted for the financial statements as of and for the year ended December 31, 2012 are the same as those used as of and for the year ended December 31, 2013.

Note 3. Summary of significant accounting policies

3.1 Presentation currency

All financial information (unless indicated otherwise) is presented in thousands of euros (€).

3.2 Use of estimates and judgments

In preparing the financial statements, management makes judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual amounts may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information on the main uncertainties regarding estimates, assumptions and judgments made when applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 3.7, Note 3.11 and Note 6—Goodwill and asset impairment;

•	Note 3.16, Note 3.17, Note 3.18 and Note 18—Revenues and other income.

3.3 Consolidation

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the activities that significantly affect the investee’s returns—i.e. the relevant activities.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Controlled entities are consolidated until the date that control ceases.

We control all the legal entities included in the scope of consolidation. Non-controlling shareholders hold a 25% interest in Ectycell in 2012 and a 24.5% interest in Cellectis Bioresearch, Cellectis Bioresearch Inc. and Ectycell from December 30, 2013.

Intercompany balances and transactions are eliminated when preparing the consolidated financial statements.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

3.4 Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates effective at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rate effective at that date.

The resulting exchange gains or losses are recorded in the statements of consolidated operations in financial gain (loss).

Foreign currency translation

The assets and liabilities of foreign operations having a functional currency different from the euro are translated into euros at the closing exchange rate. The income and expenses of foreign operations are translated into euros at the exchange rates effective at the transaction dates or, in practice, using the average exchange rate for the reporting period unless this method cannot be applied due to significant exchange rate fluctuations.

Gains and losses arising from currency translation are recognized in other comprehensive loss. When a foreign operation is partly or fully divested, the associated share of gains and losses recognized in the currency translation reserve is transferred to the statement of consolidated operations.

3.5 Financial assets and liabilities

Receivables

Trade and other receivables are recorded at fair value, which is the nominal value of invoices unless payment terms require a material adjustment for the time value discounting effect at market interest rates. Trade receivables are subsequently measured at amortized cost. A valuation allowance for trade receivables is recognized if their recoverable amount is less than their carrying amount.

Receivables are classified as current assets, except for those with a maturity exceeding 12 months after the reporting date.

Financial debt

We initially recognize financial liabilities on the transaction date, which is the date that we become a party to the contractual provisions of the instrument.

We derecognize financial liabilities when our contractual obligations are discharged, canceled or expire.

Financial liabilities comprise loans and borrowings, trade and other payables, and conditional advances.

Financial liabilities are valued at amortized cost. The amount of interest recognized in financial expenses is calculated by applying the financial liability’s effective interest rate to its carrying amount. Any difference between the expense calculated using the effective interest rate and the actual interest payment impacts the value at which the financial liability is recognized.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Derivative financial liabilities

In 2011, we issued bonds that were convertible into shares (“ORA”). The bonds were fully converted into ordinary shares on February 3, 2012. The change in the fair value of the embedded derivative resulted in a financial expense of €1,279 thousand for fiscal year 2012 (see Note 21).

We had no derivative financial instruments as of December 31, 2012 or 2013.

3.6 Share capital

Share capital comprises ordinary shares and shares with double voting rights (see note 12.1) classified in equity. Costs directly attributable to the issue of ordinary shares or share options are recognized as a reduction in equity. Repurchased own shares are classified as treasury shares and deducted from equity.

3.7 Business combinations and goodwill

Business combinations concluded after January 1, 2011 are measured and recognized in accordance with the revised version of IFRS 3 Business Combinations:

•	The consideration transferred is measured at the fair value of the assets contributed, equity instruments issued and liabilities incurred at the transfer date. The identifiable assets and liabilities we acquired are measured at fair value at the acquisition date.

•	Directs costs related to the business combination are recognized as other operating expenses when incurred. Costs directly attributable to the acquisition include legal and other professional fees.

•	Contingent consideration is measured at fair value at the date control becomes effective.

•	We measure goodwill at the acquisition date as

•	the fair value of the consideration transferred,

•	less the net amount recognized of the identifiable assets acquired and liabilities assumed measured in accordance with IFRS 3 Business Combinations.

Intangible assets such as patents, trademarks and contracts are recognized as identifiable assets acquired, and are recorded separately from goodwill if, at the acquisition date, they meet the definition of intangible assets under IAS 38 Intangible Assets. According to the standard, assets meet the definition of an intangible asset if they are identifiable, controlled by the company, bring future economic benefits and their fair value can be measured reliably. An intangible asset is identifiable if it may be separated from the acquired entity or if it arises as a result of legal or contractual rights.

After initial recognition, goodwill is not amortized, however it is tested each year for impairment.

3.8 Property, plant and equipment

Property, plant and equipment are recognized at acquisition cost less accumulated depreciation and any impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Depreciation is expensed on a straight-line basis over the estimated useful lives of the assets. If components of property, plant and equipment have different useful lives, they are accounted for separately.

The estimated useful lives are as follows:

• Office furniture	10 years
• Laboratory equipment	3-10 years
• Leasehold equipment	6 years
• Office equipment	5 years
• IT equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

Any gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of the item. The net amount is recognized in the statement of consolidated operations under the line item “Other operating income” or “Other operating expenses”.

3.9 Leases

Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

If, according to the terms of a lease, it appears that substantially all the risks and rewards incidental to ownership are transferred from the lessor to the lessee, the associated leased assets are initially recognized as an asset at the lower of their fair value and the present value of the minimum lease payments and subsequently depreciated or impaired, as necessary. The associated financial obligations are reported in the line item “Non-current financial debt” and “Current financial debt.”

3.10 Intangible assets

Capitalization of development expenses

In accordance with IAS 38 Intangible Assets, development expenses are recorded as intangible assets only if all the following criteria are met:

•	technical feasibility necessary for the completion of the development project;

•	intention on our part to complete the project and to utilize it;

•	capacity to utilize the intangible asset;

•	proof of the probability of future economic benefits associated with the asset;

•	availability of the technical, financial, and other resources for completing the project; and

•	reliable evaluation of the development expenses.

Since some of these criteria were not fulfilled, we did not capitalize any development costs.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Other intangible assets

The other intangible assets we acquired with definite useful lives are recognized at cost less accumulated amortization and impairment. All expenditures are expensed when incurred. Amortization expense is recorded on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives are as follows:

•	Software: from 1 year to 3 years

•	Patents: amortized from acquisition on the period ending when legal protection expires, ranging from 10 years to 20 years.

3.11 Impairment of tangible and intangible assets

Amortizable intangible assets and depreciable tangible assets are tested for impairment when there is an indicator of impairment. Intangible assets in progress, non-amortizable intangible assets and goodwill are tested for impairment at least once per year. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

3.12 Inventories and accumulated costs on orders in process

Consumables (representing pharmaceutical and chemical products) and accumulated costs on orders in process are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

3.13 Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for the purpose of investment or for other purposes. They are readily convertible into a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents include cash, bank accounts, money market funds and fixed bank deposits that meet the definition of a cash equivalent. Cash equivalents are fair valued at the end of each reporting period.

3.14 Employee benefits

Provisions for retirement and other benefits

Our defined benefit obligations, and their cost, are determined using the projected unit credit method.

The method consists in measuring the obligation based on a projected end-of-career salary and vested rights at the measurement date, according to the provisions of the collective bargaining agreement, corporate agreements and applicable law.

Actuarial assumptions used to determine the benefit obligations are specific to each country and each benefit plan. The discount rate used is the yield at the reporting date on AA credit-rated bonds with maturity dates that approximate the expected payments for our obligations.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Actuarial gains or losses are recognized in the statement of comprehensive loss for the year in which they occur.

Other long-term employee benefits

Our net obligation for long-term employee benefits other than retirement plans is equal to the value of employees’ future benefits vested in exchange for services rendered in the current and prior periods. The benefits are discounted and the fair value of any plan assets is deducted.

The obligation is measured using the projected unit credit method. The discount rate is the same as the one used for the provisions for retirement and other benefits. Actuarial gains or losses are recognized in profit or loss for the year in which they occur.

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of the following dates:

•	When the entity can no longer withdraw the offer of those benefits; and

•	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits.

Short-term employee benefits

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay the amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based payments

The grant-date fair value of share warrants, employee warrants and free shares granted to employees is recognized as a payroll expense with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and performance conditions are expected to be met.

The fair values of share warrants, employee warrants and free shares granted to employees are measured using the Black-Scholes model. Measurement inputs include share price on the measurement date, the exercise price of the instrument, expected volatility, expected maturity of the instruments, expected dividends, and the risk-free interest rate (based on Government bonds). Service and performance conditions attached to the transactions are not taken into account in determining fair value.

3.15 Provisions

A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the reporting date.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

3.16 Revenues

Collaboration agreements and licenses

We enter into research collaboration agreements that may consist of non-refundable upfront payments, payments for the sale of rights to technology, milestone payments, and royalties. In addition, we license our technology to third parties, which may be part of the research collaboration agreements.

Non-refundable upfront payments are deferred and recognized as revenue over the period of the collaboration agreement. Sales of technology pursuant to non-cancelable, non-refundable fixed-fee arrangements are recognized when such technology is delivered to the counterparty and our exclusive rights to access the technology have stopped.

Milestone payments represent amounts received from our collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. We recognize milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The triggering event may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales revenues achieved by counterparties. Royalty revenues are recognized on an accrual basis in accordance with the terms of the collaboration agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Revenues from licenses are recognized ratably over the period of the license agreements.

Sales of products and services

Revenues on sales of products and services are recognized when significant risks and rewards of ownership have been transferred to the buyer. Accumulated costs on product orders in process are recorded in inventories. We also offer research services to customers, which are recognized as revenues when the services are rendered, either on a time and materials basis, or ratably over the contract period for fixed payment arrangements.

3.17 Research tax credit

The Research Tax Credit (Crédit d’Impôt Recherche, CIR) is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. Entities that demonstrate that their research expenditures meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred, as well as in the next three years. If taxes due are not sufficient to cover the full amount of tax credit at the end of the three-year period, the difference is repaid in cash to the entity by the authorities. If a company meets certain criteria in terms of sales, headcount or assets to be considered a small/middle size company, immediate payment of the Research Tax Credit can be requested. Cellectis S.A. and its French subsidiaries meet such criteria.

We apply for CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year. Research tax credit is subject to audit of tax authorities.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

3.18 Other government grants

We receive government grants for advanced research programs we conduct alone or in connection with other unrelated entities. This government aid is provided for and managed by French state-owned entities, and specifically “Banque Publique d’Investissement” (“Bpifrance”), formerly named OSEO Innovation.

We, alone or with other unrelated entities, enter into multi-year contractual arrangements for the financing of a specific research program. This arrangement may consist of subsidies only, conditional advances only or both subsidies and conditional advances. Subsidies and conditional advances are paid in fixed installments at predetermined contractual dates, subject generally to milestones based on progress of the research and documentation.

Subsidies received are non-refundable. Conditional advances received are subject to nil or low interest rate depending on contractual provisions. If and when the research program has generated an amount of revenues equal to or higher than the amount set forth in the original contract, contractual repayment is required. In addition, if we decide to stop the research program, the conditional advance may be repayable.

Subsidies that relate to expenses we incur for those research programs are recognized in the line item “Other income” in the period in which the expenses subject to the subsidy have been incurred.

For conditional advances, and in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the advantage resulting from a low or nil interest rate as compared to a market interest rate is considered and accounted for as a government grant. A financial liability is recognized for proceeds received from the conditional advance less the grant, and interest expense is subsequently imputed at market interest rate.

Subsidies and the grant portion of conditional advances received in advance of expenses of the research program are accounted in the line item “Deferred income” in the statements of financial position, and then, as the research expenses are incurred, transferred to the line item “Other income” in the statement of consolidated operations.

3.19 Classification of operating expenses

Royalty expenses include costs from license agreements that we entered to obtain access to technology that we use in our product development efforts. Depending on the contractual provisions, expenses are based either on a percentage of revenue generated by using the patents or on fixed annual royalties.

Research and development expenses include employee-related costs, lab supplies and facility costs, as well as fees paid to non-employees and entities to conduct research and development activities on our behalf.

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resource functions. Administrative expenses also include facility-related costs and service fees, other professional services, recruiting fees and expenses associated with obtaining and maintaining patents.

3.20 Income tax

Income tax (expense or income) comprises current tax expense (income) and deferred tax expense (income).

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of assets and liabilities. Tax losses that can be carried forward or backward may also be recognized as deferred tax assets. Tax rates that have been enacted as of the closing date are utilized to determine deferred tax.

Deferred tax assets are recognized only to the extent that it is likely that future profits will be sufficient to recover them. We have not recorded net deferred tax assets in the statements of financial position.

3.21 Earnings per share

Basic earnings per share are calculated by dividing profit attributable to our ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, adjusted to take into account the impact of treasury shares.

Diluted earnings per share are calculated by adjusting profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, for the effects of all potentially dilutive ordinary shares (share warrants, employee warrants).

3.22 Statements of cash flows

We present our consolidated statements of cash flows using the indirect method. The statements of consolidated cash flows have been prepared using flows of continuing operations (all Company entities except Cellectis AB). Net operating, investing and financing cash flows from discontinued operations are related to Cellectis AB.

Note 4. Financial risks management

We have exposure to the following risks arising from financial instruments:

Foreign Exchange risk

A portion of our revenue is generated in currencies other than euro. Although Cellectis’ strategy is to favor the euro as our transaction currency when signing contracts, some agreements have been signed in US dollars and others in Swedish krona. As of December 31, 2013, 79% of our cash and cash equivalents were denominated in euros. We use exclusively euro-denominated instruments to manage our excess of cash.

Since our policy is to avoid using hedging instruments, we are exposed to fluctuations in EUR/USD and EUR/SEK exchange rates.

Liquidity risk

Our financial debt consists of government conditional advances for our research projects and financial lease liabilities. For conditional advances, reimbursement of the principal is subject to the commercial success of the related research project.

Overall, our activities were loss-making over the last three years, and this may continue for the short term. As of December 31, 2013, we held €7.6 million in cash and cash equivalents. Since then, significant events have strengthened our financial position. See Note 27 on Subsequent events.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Interest rate risk

To date, we are only liable for governmental conditional advances with no interest or interest at a fixed rate, generally below market rate. Consequently, we are not significantly exposed to fluctuations in interest rates for our liabilities.

Our investment strategy is highly conservative and based exclusively on liquid and capital-guaranteed investments.

Credit risk

Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument defaults on its contract commitments. We are exposed to credit risk due to our trade receivables, subsidies receivables and cash equivalents.

Our policy is to manage our risk by dealing with third parties with good credit standards.

Note 5. Reportable segments

The CODM assesses the performance of the three segments using information about their revenues and operating profit or loss. The CODM does not review any asset or liability information by segment or by region.

Our corporate expenses and certain research activities are managed by Cellectis S.A., the parent company, whose operations are presented entirely in the Therapeutics segment.

There are intersegment transactions between the three reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. to its subsidiaries and allocation of research and development expenses to the reportable segments.

These inter-segment transactions are generally priced based on provisions of service agreements signed between our legal entities, according to which services are to be allocated at cost plus a mark-up between 4% and 10%, depending on the nature of the service. Cellectis S.A. also allocates a portion of the lease expenses related to the French head office building in Paris to the other legal entities located in this building. According to a cash pooling agreement signed with subsidiaries, interests are allocated/paid to segments at 12-month Euribor plus 5%.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Information related to each reportable segment is set out below. Segment revenue and operating profit or loss are used to measure performance. The operating profit or loss includes the impact of the operations between segments while the intra-segment operations are eliminated. The data presented do not include the figures related to Cellectis AB, which is classified as a discontinued operation.

	For the year ended December 31, 2012
	€ in thousands
	Tools and Services	Plants	Therapeutics	Total reportable segments
Segment revenues	3,186	2,565	11,987	17,738
Inter-segment revenues	(307)	(1,802)	(4,235)	(6,344)
Revenues with Cellectis AB (discontinued operations)	—	—	(1,714)	(1,714)

External revenues	2,879	763	6,039	9,681

Operating profit (loss) before tax	(6,903)	356	(13,193)	(19,740)

Depreciation and amortization	(208)	(40)	(1,578)	(1,826)
Impairment losses on non-financial assets	—	—	—	—
Capital expenditure	557	207	559	1,323

	For the year ended December 31, 2013
	€ in thousands
	Tools and Services	Plants	Therapeutics	Total reportable segments
Segment revenues	2,996	1,283	10,665	14,944
Inter-segment revenues	(1,042)	—	(6,652)	(7,694)
Revenues with Cellectis AB (discontinued operations)	—	—	(1,888)	(1,888)

External revenues	1,954	1,283	2,125	5,362

Operating (loss) before tax	(10,950)	(1,000)	(14,576)	(26,528)

Depreciation and amortization	(237)	(86)	(1,525)	(1,848)
Impairment losses on non-financial assets	(347)	—	—	(347)
Capital expenditure	44	134	455	633

Entity-wide disclosures:

Revenues from external customers by products and services and by country of origin for fiscal year 2012 and 2013 are given in Note 18.

Three clients represent more than 10% of the total revenue from continuing operations in 2012: Client A with 15.5%, Client B with 14.5% and Client C with 13.9%.

Note 6. Impairment tests

The cash-generating units (CGU) we defined correspond to the operating/reportable segments: Therapeutics, Plants and Tools and Services.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The only CGU that includes intangible assets in progress, non-amortizable intangible assets or goodwill is Tools and Services to which 100% of the goodwill resulting from the acquisition of Cellectis AB has been allocated.

No indicator of impairment has been identified for the CGU Therapeutics or Plants for the periods ending December 31, 2012 and December 31, 2013.

The CGU Tools and Services has been tested for impairment for the periods ending December 31, 2012 and 2013 as described in note 3.11.

2012

The value in use of the CGU Tools and Services was determined based on expected cash flows derived:

•	The five-year estimates of futures revenues and cash flows included in the budget prepared and approved by our CODM. Estimates of future revenues were based on a compounded annual growth rate of 32.9%;

•	Average ratio of cash flows to revenues of 28%; and

•	Terminal value was fixed at the level of the fifth year of budget with a limited 1.5% growth rate in consideration of significant technological uncertainties in the long-term.

Cash flows were discounted at a discount rate of 14% which is commonly used for biotechnology companies.

The estimated recoverable amount of the CGU exceeded its carrying amount of €32,693 thousand by a significant margin. We have performed sensitivity tests. These tests did not evidence any impairment of the CGU Tools and Services assets.

A variation of +200/-200 basis points of the discount rate would reduce/increase the recoverable amount by 18% and 26% respectively. In order to reduce the recoverable amount to the carrying value, the discount rate would be 28%.

A variation of +200/-200 basis points change on the ratio of cash flows to revenues would increase/reduce the recoverable amount by 7% and 7% respectively. A decrease of the cash flows by 11% each year (including on terminal value) would reduce the recoverable amount to the carrying value.

2013

In 2013, the recoverable value of the CGU Tools and Services has been determined on the basis of its fair value less costs to sell instead of its value in use because of our current strategic orientation. The fair value less costs to sell has been determined on the basis of the preliminary negotiations with a buyer related to the disposal of the segment Tools and Services.

The carrying value exceeded the fair value of the CGU Tools and Services and resulted in impairment of goodwill of €26.8 million and of property, plant and equipment of €0.3 million.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The net book value of the intangible and tangible assets of the segment Tools and Services after impairment is as follows as of December 31, 2013:

	As of December 31, 2013
	Basis for impairment test	Impairment / Depreciation	Net value
	€ in thousands
Goodwill	27,860	(26,764)	1,096
Intangible assets	2,373	—	2,373
Tangible assets	761	(347)	414

Total	30,994	(27,111)	3,883

Note 7. Intangible assets and Goodwill

	January 1, 2012	Increase	Decrease	Translation adjustments	December 31, 2012
	€ in thousands
Goodwill	27,694	—	—	1,065	28,759
Licences and patents	1,849	11	(5)	—	1,855
Other intangibles	2,835	—	—	109	2,944

Total, gross	32,378	11	(5)	1,174	33,558

Accumulated impairment of goodwill	—	—	—	—	—
Accumulated amortization and impairment of licences and patents	405	197	(2)	—	600
Accumulated amortization and impairment of other intangibles	36	223	—	5	264

Accumulated amortization and impairment	441	420	(2)	5	864

Total, net	31,937	(409)	(3)	1,169	32,694

	January 1, 2013	Increase	Decrease	Translation adjustments	December 31, 2013
	€ in thousands
Goodwill	28,759			(899)	27,860
Licences and patents	1,855	62	—	—	1,917
Other intangibles	2,944	—	—	(92)	2,852

Total, gross	33,558	62	—	(991)	32,629

Accumulated impairment of goodwill	—	26,764	—	—	26,764
Accumulated amortization and impairment of licences and patents	600	163	—	—	763
Accumulated amortization and impairment of other intangibles	264	224	—	(13)	475

Accumulated amortization and impairment	864	27,151	—	(13)	28,002

Total, net	32,694	(27,089)	—	(978)	4,627

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 8. Property, plant and equipment

	January 1, 2012	Increase	Decrease	Translation adjustments	December 31, 2012
	€ in thousands
Buildings	2,212	—	—	—	2,212
Technical equipment	8,903	1,219	(552)	(42)	9,528
Fixtures, fittings and other equipment	557	111	(304)	—	365

Total, gross	11,672	1,330	(856)	(42)	12,104

Accumulated depreciation of buildings	61	369	—	—	430
Accumulated depreciation and impairment of technical equipment	4,663	1,251	(59)	29	5,884
Accumulated depreciation and impairment of fixtures, fittings and other equipment	328	14	(37)	—	306

Total accumulated depreciation and impairment	5,053	1,634	(96)	29	6,620

Total, net	6,619	(304)	(760)	(71)	5,484

	January 1, 2013	Increase	Decrease	Translation adjustments	December 31, 2013
	€ in thousands
Buildings	2,212	169	0	—	2,381
Technical equipment	9,528	356	(61)	(81)	9,741
Fixtures, fittings and other equipment	365	46	0	—	411

Total, gross	12,104	571	(61)	(81)	12,533

Accumulated depreciation of buildings	430	388	0	—	818
Accumulated depreciation and impairment of technical equipment	5,884	1,711	(61)	(37)	7,497
Accumulated depreciation and impairment of fixtures, fittings and other equipment	306	43	0	—	349

Total accumulated depreciation and impairment	6,620	2,141	(61)	(37)	8,664

Total, net	5,484	(1,570)	0	(45)	3,869

No assets have been pledged as security for financial liabilities. There is no restriction on title of Property, Plant and Equipment, except for assets recognized under finance lease agreements.

Finance lease

	As of December 31,
	2012	2013
	€ in thousands
Gross	5,122	5,247
Accumulated depreciation	2,701	3,987

Net	2,420	1,259

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The finance leases relate mainly to laboratory equipment and IT equipment. New finance lease arrangements for equipment amounted to €764 thousand and €125 thousand in the years ended December 31, 2012 and 2013 respectively. Those transactions resulted in non-cash financing and investing activities for those fiscal years.

Note 9. Inventories and accumulated costs on orders in process

	As of December 31,
	2012	2013
	€ in thousands
Raw materials and consumables	459	323
Accumulated costs on orders in process	248	44

Inventories and accumulated costs on orders in process	707	367

Accumulated costs on orders in process correspond to products developed by the Tools and Services segment.

Note 10. Trade receivables and other current assets

10.1 Trade receivables

	As of December 31,
	2012	2013
	€ in thousands
Trade receivables	6,714	3,222
Valuation allowance (charged to profit or loss)	(613)	(534)

Total net value of trade receivables	6,101	2,687

All trade receivables have payment terms of less than one year.

10.2 Subsidies receivables

	As of December 31,
	2012	2013
	€ in thousands
Research tax credit	4,340	3,755
Other subsidies	1,963	2,382

Total	6,303	6,137

Government grants to Cellectis related to research and development expenses for research programs are recognized as “Subsidies receivables” in the period in which the expenses subject to the subsidy have been incurred, so long as there is a reasonable assurance that we will comply with conditions attached to the subsidy and that the subsidy will be received.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

10.3 Other current assets

	As of December 31,
	2012	2013
	€ in thousands
VAT receivables	2,908	2,555
Prepaid expenses and other prepayments	777	304
Other current assets	77	335

Total	3,762	3,194

Note 11. Cash and cash equivalents

	As of December 31,
	2012	2013
	€ in thousands
Cash and bank accounts	1,565	5,404
Money market funds	1,795	1,712
Fixed bank deposits	18,449	443

Total cash and cash equivalents as reported in statement of financial position	21,808	7,559

Cash from discontinued operations	959	1,290
Cash and cash equivalents from continuing operations	20,849	6,269

Total net cash and cash equivalents as reported in the statements of cash flow	21,808	7,559

Cash at banks earns no interest. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 12. Capital

12.1 Share capital issued

For the year ended December 31, 2012

	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			€
Balance as of January 1, 2012	706	79,691	14,129,790	0.05
Capital increase by issuance of ordinary shares (BSA and BSPCE)	2	207	42,574	—
Capital increase by issuance of ordinary shares (ORA 11/2011)	313	50,642	6,250,000	—
Capital increase by issuance of ordinary shares (ORA interest)	3	426	54,660	—
Share based compensation	—	193	—	—

Balance as of December 31, 2012	1,024	131,159	20,477,024	0.05

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

For the year ended December 31, 2013

	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			€
Balance as of January 1, 2013	1,024	131,159	20,477,024	0.05
Capital increase by issuance of ordinary shares (BSA and BSPCE)	—	3	296	—
Capital increase by issuance of ordinary shares (BSA Kepler)	30	2,285	605,000	—
Share-based compensation	—	461	—	—

Balance as of December 31, 2013	1,054	133,908	21,082,320	0.05

The following dates correspond to the dates that the Board of Directors approved the respective capital increases.

Capital evolution in 2012

•	February 10, 2012: capital increase of €13 by issuing 264 shares with a nominal value of 5 cents each, resulting from the exercise of share warrants (“BSA” or “Bon de Souscription d’Action”).

•	February 10, 2012: capital increase of €312,500 by issuing 6,250,000 shares with a nominal value of 5 cents each, in repayment of the ORA bonds issued in November 2011 in favor of FSI and Pierre Bastid.

•	February 10, 2012: capital increase of €2,733 by issuing 54,660 shares with a nominal value of 5 cents each, resulting from the interest due on the ORA bonds until February 3, the date of repayment.

•	April 10, 2012: capital increase of €2,077 by issuing 41,549 shares with a nominal value of 5 cents each, resulting from the exercise of employee warrants (“BSPCE” or “Bons de Souscription de Parts de Créateur d’Entreprise”).

Capital evolution in 2013

•	April 29, 2013: capital increase of €38 by issuing 761 shares with a nominal value of 5 cents each, resulting from the exercise of BSA.

•	September 19, 2013: capital increase of €15 by issuing 293 shares with a nominal value of 5 cents each, resulting from the exercise of BSA .

•	In December 2012, following a decision of the General Meeting of Shareholders held on June 22, 2012, we issued 2,000,000 BSA to Kepler Capital Markets and Kepler Corporate Finance (“Kepler”). Upon Cellectis’ request and at any time during years 2013, 2014 and 2015, Kepler must exercise the requested amount of warrants. Each warrant gives Kepler a right to purchase one share with a discount of 10% to the share market price at the date of exercise. Under this contract, four drawings have been made between July and October 2013 resulting in the issuance of 605,000 new shares for a net proceeds of €2,285 thousand.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

BSA 2011:

On October 28, 2011, using the delegation of authority granted by the General Assembly held the same day, the Board of Directors decided to proceed with the issuance of warrants (“Bon de Souscription d’Actions” or “BSA”) to our shareholders. We issued 12,195,113 BSA to the existing shareholders with a ratio of one BSA for one share. These BSA can be exercised before October 28, 2014. The exercise of 5 BSA will give the right to acquire one share at a price of €9.

Voting rights:

After a holding period of two years by a shareholder, ordinary shares are entitled to a double voting right.

At December 31, 2012, capital stock comprised 20,477,024 ordinary shares of which 4,114,932 had a double voting right.

At December 31, 2013, capital stock comprised 21,082,320 ordinary shares of which 4,576,704 had a double voting right.

Apart from that, our ordinary shares are not entitled to any preferential voting right or restriction.

12.2 Share warrants and employee warrants

December 31, 2012

Date	Type	Number of warrants issued as of December 31, 2012	Number of warrants void as of December 31, 2012	Number of warrants outstanding as of December 31, 2012	Maximum number of shares to be issued	Strike price per share in €
12/15/2006	BSPCE A	73,833	—	73,833	73,833	10.25
5/4/2007	BSPCE B	74,000	—	74,000	74,000	11.60
07/20/2007	BSPCE C	214,434	—	214,434	214,434	14.28
11/20/2007	BSA B	40,000	—	40,000	40,000	10.80
02/28/2008	BSPCE D	1,867	—	1,867	1,867	6.40
01/23/2009	BSA C2	100,000	—	100,000	100,000	6.75
07/27/2010	BSPCE E	59,108	—	59,108	59,108	8.28
09/18/2012	Free shares	102,099	—	102,099	102,099	—

	Total	665,341	—	665,341	665,341

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

December 31, 2013

Date	Type	Number of warrants issued as of December 31, 2013	Number of warrants void as of December 31, 2013	Number of warrants outstanding as of December 31, 2013	Maximum number of shares to be issued	Strike price per share in €
12/15/2006	BSPCE A	73,833	—	73,833	73,833	10.25
5/4/2007	BSPCE B	74,000	—	74,000	74,000	11.60
07/20/2007	BSPCE C	214,434	—	214,434	214,434	14.28
11/20/2007	BSA B	40,000	—	40,000	40,000	10.80
02/28/2008	BSPCE D	1,867	—	1,867	1,867	6.40
01/23/2009	BSA C2	100,000	—	100,000	100,000	6.75
07/27/2010	BSPCE E	59,108	—	59,108	59,108	8.28
09/18/2012	Free shares	102,099	9,287	92,812	92,812	—
03/19/2013	Free shares	102,000	15,500	86,500	86,500	—

	Total	767,341	24,787	742,554	742,554

12.3 Non-controlling interests

In accordance with the agreements signed in 2011, “Caisse des Dépôts et Consignations” (a French State owned entity) acquired 25% of Ectycell shares on January 16, 2012 through a cash contribution of €2.5 million. This transaction was accounted for as an equity transaction between us and the non-controlling interests, resulting in the transfer of 25% of the consolidated deficit of Ectycell to Non Controlling Interest for an amount of €1.4 million.

On December 19, 2013, Cellectis S.A. contributed its 75% investment in Ectycell to Cellectis Bioresearch, and “Caisse des Dépôts et Consignations” contributed €3.5 million to Cellectis Bioresearch. As a result, Ectycell became wholly-owned by Cellectis Bioresearch, which in turn is owned 75.5% by Cellectis and 24.5% by the “Caisse des Dépôts et Consignations”. This transaction was accounted for as an equity transaction between us and the non-controlling interest, resulting in the transfer of a 24.5% of the consolidated equity of Cellectis Bioresearch to Non Controlling Interest for an amount of €3.3 million.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The following table summarizes the information relating to each of our subsidiaries that reported non-controlling interest (NCI):

	ECTYCELL		CELLECTIS BIORESEARCH		CELLECTIS BIORESEARCH INC.
	2012	2013	2012	2013	2012	2013
	€ in thousands
Revenue	—	—	2,107	833	773	1,121
Net Loss	(2,116)	(4,068)	(4,691)	(5,782)	(683)	(1,095)

Net Profit (Loss) attributable to NCI	(529)	(1,017)	0	0	0	0

Other comprehensive income	(19)	28	(32)	9	0	0
Total comprehensive income	(2,135)	(4,040)	(4,723)	(5,773)	(683)	(1,095)

Total comprehensive income attributable to NCI	(534)	(1,010)	0	0	0	0

Current assets	4,652	2,788	2,376	5,549	627	402
Non-current assets	437	45	137	—	1	1
Current liabilities	(1,948)	(2,840)	(9,432)	(1,617)	(1,407)	(2,492)
Non-current liabilities	(758)	(1,650)	(387)	(1,096)	(1)	0

Net assets	2,384	(1,656)	(7,306)	2,836	(780)	(2,089)

Net assets attributable to NCI	596	(406)	0	696	0	(512)

12.4 Treasury shares

A liquidity contract was concluded with Natixis Securities in 2008. This contract entitles Natixis to transact on Euronext, on our behalf, in order to enhance the liquidity of transactions and regularity of quotation of our ordinary shares, in an independent way, without hindering the functioning of the market or misleading investors.

The initial advance payment made to Natixis Securities for the purpose of making transactions under this contract was €400 thousand. The balance is presented in the line item “Other non-current financial assets” in the statements of consolidated financial position.

Note 13. Financial liabilities

13.1 Non-current / Current financial debt

	As of December 31,
	2012	2013
	€ in thousands
Conditional advances	2,542	3,060
Finance leases	760	314
Other	1	1

Total non-current financial debt	3,303	3,375

Conditional advances	348	150
Finance leases	650	541

Total current financial debt	998	691

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

13.2 Conditional advances

	OSEO A0504020Q	OSEO A0609014Q	OSEO I1010002W	OSEO ACTIVE	OSEO I1107018W	OSEO I1010001W-1	OSEO I1010001W-2	TOTAL
	€ in thousands
Opening Balance as of 1/1/2012	333	335	441	—	216	9	339	1,673
+ receipts	—	—	—	1,608	—	15	—	1,623
- repayments	(350)	—	—	—	—	—	—	(350)
interest adjustment	17	13	31	(277)	15	—	145	(56)

Balance as of 12/31/2012	—	348	472	1,331	231	24	484	2,890

Of which:
Non-current portion	—	—	472	1,331	231	24	484	2,542
Current portion	—	348	—	—	—	—	—	348

Opening Balance as of 12/31/2012	—	348	472	1,331	231	24	484	2,890
+ receipts	—	—	—	—	—	—	322	322
- repayments	—	(200)	—	—	—	—	—	(200)
interest adjustment	—	2	32	93	17	—	54	198

Balance as of 12/31/2013	—	150	504	1,424	248	24	860	3,210

Of which:
Non-current portion	—	—	504	1,424	248	24	860	3,060
Current portion	—	150	—	—	—	—	—	150

As of December 31, 2013, we had six conditional advances with Bpifrance (formerly named OSEO Innovation). Five of them bear interest. They are all fully repayable at their nominal value in the event of commercial success. In addition, all of these contracts include non-refundable subsidies.

The changes on the line “interest adjustment” reflect the unwinding of the market value adjustment made at low or nil contractual interest or in case of a new conditional advance the amount of the market value adjustment.

OSEO A0504020Q

The research program is closed. This advance granted in 2006 was fully repaid in 2012.

OSEO A0609014Q

The research program is closed. We repaid €200 thousand in 2013 and will reimburse the remaining balance (€150 thousand) in 2015.

OSEO I1010002W

On March 01, 2011, we obtained from OSEO a conditional advance of maximum €3,442 thousand to finance the development of iPS-derived applications in regenerative medicine.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The payment schedule from OSEO is as follows:

•	Received before 01/01/12: €795 thousand

•	Maximum amount receivable after 2013: €2,647 thousand

This conditional advance bears interest at an annual rate of 2.24%. In case of commercial success of the project, the repayment schedule, for a total amount of €4,400 thousand (including interest), extends to a period ranging from 2021 to 2025.

In addition, the program includes a non-refundable subsidy for a total of €2,172 thousand.

OSEO ACTIVE

On December 10, 2008, we obtained from OSEO a conditional advance of a maximum €2,647 thousand to finance the development of applications in antivirals.

The payment schedule from OSEO is as follows:

•	Received before 01/01/12: €20 thousand

•	Received in 2012: €1,588 thousand

•	Maximum amount receivable after 2013: €1,039 thousand

Such conditional advance bears interest at an annual rate of 4.59%. In case of commercial success of the project, the repayment schedule, for a total amount of €3,738 thousand (including interest), extends to a period ranging from 2017 to 2022.

In addition, the program includes an additional maximum payment by OSEO to us for a total of €4,246 thousand of non-refundable subsidies.

OSEO I1107018W

On September 1, 2011, Cellectis Bioresearch obtained from OSEO a conditional advance of a maximum €1,578 thousand to finance the development of new in-vitro testing for pharmaceutical development.

The payment schedule from OSEO is as follows:

•	Received before 01/01/12: €447 thousand

•	Maximum amount receivable after 2013: €1,131 thousand

This conditional advance bears interest at an annual rate of 3.05%. In case of commercial success of the project, the repayment schedule, for a total amount of €1,880 thousand (including interest), extends to a period ranging from 2023 to 2026.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

In addition, the program includes an additional maximum payment by OSEO to Cellectis for a total of €1,365 thousand as non-refundable subsidies.

OSEO I1010001W-1

On September 1, 2011, we obtained from OSEO a conditional advance of a maximum €1,251 thousand to finance the development of iPS-derived cell lines for pharmaceutical testing.

The payment schedule from OSEO is as follows:

•	Received before 01/01/12: €24 thousand

•	Maximum amount receivable after 2013: €1,227 thousand

This conditional advance bears interest at an annual rate of 2.24%. In case of commercial success of the project, the repayment schedule, for a total amount of €1,560 thousand (including interest), extends to a period ranging from 2018 to 2022.

In addition, the program includes an additional maximum payment by OSEO to us for a total of €2,594 thousand as non-refundable subsidies.

OSEO I1010001W-2

On September 1, 2011, Ectycell obtained from OSEO a conditional advance of a maximum €4,542 thousand to finance the development of iPS-derived cell lines for pharmaceutical testing.

The payment schedule from OSEO is as follows:

•	Received before 01/01/12: €738 thousand

•	Received in 2013: €488 thousand

•	Maximum amount receivable after 2013: €3,317 thousand

Such conditional advance bears interest at an annual rate of 2.24%. In case of commercial success of the project, the repayment schedule, for a total amount of €5,220 thousand (including interest), extends to a period ranging from 2018 to 2022.

In addition, the program includes an additional maximum payment by OSEO to us for a total of €1,615 thousand as non-refundable subsidies.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

13.3 Due dates of the financial liabilities

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Balance as of December 31, 2012
Conditional advances	2,890	348	112	2,430
Finance leases	1,410	650	760	—
Other	1	—	1	—

Total financial liabilities	4,301	998	873	2,430

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Balance as of December 31, 2013
Conditional advances	3,210	150	625	2,435
Finance leases	855	541	314	—
Other	1	—	1	—

Total financial liabilities	4,066	691	940	2,435

For conditional advances, the due dates have been determined on the basis of:

•	final reimbursement schedules for projects for which the programs are closed, and

•	contractual reimbursement schedules for active programs assuming that all the programs will be successful in timelines set forth in the respective contracts and trigger full contractual repayment. Actual payment terms may differ from such timelines.

Note 14. Deferred revenues and deferred income

	As of December 31,
	2012	2013
	€ in thousands
Deferred revenues	752	1,501
Lease incentive	885	723
Deferred income—subsidies	2,704	3,388

Total	4,341	5,612

Deferred revenues

Upfront payments received on research and license agreements are deferred until services are rendered. In 2013, significant upfront payments were obtained for new contracts in the Plants segment.

Deferred income

Upfront payments received on subsidies are deferred until we perform related research activities. Cash received related to OSEO subsidies as described in Note 13.2 account for €1,908 thousand and €2,701 thousand as of December 31, 2012 and 2013 respectively. Deferred income also includes upfront payment for the portion

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

of the conditional advances recognized as government grants as described in Note 3.18 for €796 thousand and €687 thousand as of December 31, 2012 and 2013 respectively. In addition, deferred income related to the CellMill subsidies accounts for €1,052 thousand and €1,652 thousand as of December 31, 2012 and 2013 respectively.

In 2011 and 2012, we entered into a subsidy agreement for a research program on “CellMill” for a total amount of €10,999 thousand with five different local, regional and national agencies. Those subsidies received are non-refundable, except that for three of them, amounts we received may have to be repaid if the location in which research activities on Cellmill are performed (Evry, Essonne) changes.

Lease incentive

In November 2011, when we entered into an operating lease agreement for our headquarters in Paris (BioPark), we received a lease incentive of €1,100 thousand from the lessor, which is deferred and amortized over the anticipated term of the lease (6 years). This amount is accounted for as a reduction in operating lease expenses.

Note 15. Provisions

	Year Ended December 31,
	1/1/2012	Additions	Amounts used during the year	Reversals	12/31/2012
	€ in thousands
Pension	327	185	—	—	513
Litigation	66	227	—	(21)	272
Other	—	—	—	—	—

Total	393	412	—	(21)	785

Non-current provisions	393	412	—	(21)	785
Current provisions	—	—	—	—	—

	Year Ended December 31,
	1/1/2013	Additions	Amounts used during the year	Reversals	12/31/2013
	€ in thousands
Pension	513	9	—	(85)	437
Litigation	272	590	(272)	—	589
Redundancy plan	—	1,865	—	—	1,865

Total	785	2,464	(272)	(85)	2,891

Non-current provisions	785	9	(272)	(85)	437
Current provisions	—	2,454	—	—	2,454

At the end of 2013, we implemented a redundancy plan at Cellectis S.A., Cellectis Bioresearch and Ectycell.

The Works Council received a detailed document announcing the plan before December 31, 2013 and a provision of €1,865 thousand was recognized at December 31, 2013. The provision comprised termination benefit payments amounting to €1,256 thousand and other restructuring activities to which we are committed for an aggregate amount of €609 thousand.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Commitments for compensation payable to employees upon their retirement

France

In France, pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans. Expenses recorded in the years ended December 31, 2012 and 2013 amounted to €678 thousand and €730 thousand respectively.

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. We are paying this defined benefit plan. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final.

As part of the estimation of the retirement indemnity to employee, the following assumptions were used for all categories of employees:

	2012	2013
Salary increases	2%	2%
Discount rate	3%	3%
Terms of retirement	voluntary retirement	voluntary retirement
Retirement age	65 years old	65 years old

The discount rates are based on the market yield at the end of the reporting period on high quality corporate bonds.

The following table shows a reconciliation from the opening balances to the closing balances for net defined benefit liability and its components.

€ in thousands
As of January 1, 2012	(327)
Current service cost	(41)
Past service cost	—
Interest cost	(13)
Actuarial gains and losses	(132)

As of December 31, 2012	(513)
Current service cost	(64)
Past service cost	85
Interest cost	(15)
Actuarial gains and losses	70

As of December 31, 2013	(437)

The impact of past service cost results from the redundancy plan we decided in 2013.

Sweden

The employees of Cellectis AB benefit from a special pension arrangement which is a salary for pension scheme that works as follows. A reduction of salary is agreed between the company and the employees. Our net

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

gain from the reduction is calculated including reduced social charges. The net cost reduction is paid as premium to a pension insurance fund. We hold the policy, and the beneficiary is the employee. An agreement is put in place between the company and the employee stating our obligation to pay to the employee any and all amounts received from the policy. Our obligation can never exceed the net proceeds from the policy.

The obligation of Cellectis AB is recognized as a liability and the policy is recognized as an asset for the same amount. This asset and this liability amounted to €1,057 thousand and €1,075 thousand as of December 31, 2012 and 2013 respectively, and are offset in the balance sheets.

United States of America

There is no defined benefit plan for the subsidiaries located in the United States of America.

Note 16. Other current liabilities

	As of December 31,
	2012	2013
	€ in thousands
VAT Payables	1,387	1,302
Accruals for personnel related to expenses	1,385	1,450
Other	889	1,337

Total	3,661	4,089

Note 17. Financial instruments recognized in the statement of financial position and related effect on the income statement

The following table shows the carrying amounts and fair values of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

December 31, 2012	Book value on the statement of financial position	Fair value through profit and loss	Loans and receivables	Debt at amortized cost	Fair Value
	€ in thousands
Financial assets
Long-term financial assets	609	—	609	—	609
Trade receivables and subsidies receivables	12,404	—	—	12,404	12,404
Cash and cash equivalents	21,808	21,808	—	—	21,808

Total financial assets	34,821	21,808	609	12,404	34,821

Financial liabilities
Non-current financial debt	3,303	—	—	3,303	3,303
Current borrowings	998	—	—	998	998
Trade payables	18,934	—	—	18,934	18,934

Total financial liabilities	23,235	—	—	23,235	23,235

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

December 31, 2013	Book value on the statement of financial position	Fair value through profit and loss	Loans and receivables	Debt at amortized cost	Fair Value
	€ in thousands
Financial assets
Long-term financial assets	435	—	435	—	435
Trade receivables and subsidies receivables	8,824	—	—	8,824	8,824
Cash and cash equivalents	7,559	7,559	—	—	7,559

Total financial assets	16,818	7,559	435	8,824	16,818

Financial liabilities
Non-current financial debt	3,375	—	—	3,375	3,375
Current borrowings	691	—	—	691	691
Trade payables	19,401	—	—	19,401	19,401

Total financial liabilities	23,467	—	—	23,467	23,467

Note 18. Revenues and other income

	Year ended December 31,
	2012	2013
	€ in thousands
Tools and Services	2,879	1,954
Plants	763	1,283
Therapeutics	6,039	2,125

Revenues	9,681	5,362

Research tax credit	4,585	3,755
Other subsidies	2,115	3,607

Other income	6,700	7,362

Total revenues and other income	16,381	12,724

Revenues by country of origin

	Year ended December 31,
	2012	2013
	€ in thousands
From France	8,146	2,958
From USA	1,535	2,404

Revenues	9,681	5,362

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 19. Operating expenses

	Year ended December 31,
Research and development expenses	2012	2013
	€ in thousands
Personnel expenses	(6,284)	(5,977)
Purchases & external expenses	(7,587)	(8,000)
Amortization of intangible assets	(242)	(1,941)
Other	(1,538)	(131)

Total research and development expenses	(15,651)	(16,049)

	Year ended December 31,
Selling, general and administrative expenses	2012	2013
	€ in thousands
Personnel expenses	(6,220)	(7,889)
Purchases and external expenses	(11,390)	(12,885)
Other	(671)	(55)

Total selling, general and administrative expenses	(18,281)	(20,829)

Personnel expenses

Personnel expenses are as follows:

	Year ended December 31,
	2012	2013
	€ in thousands
Wages and salaries	(12,270)	(13,341)
Expenses for pension commitments	(41)	(64)
Share-based payments	(193)	(461)

Total	(12,504)	(13,866)

Note 20. Share-based payments

Share warrants and employee warrants consist of BSA (“Bon de Souscription d’Action”) and BSPCE (“Bon de Souscription de Parts de Créateur d’Entreprise”) which are granted to our employees.

Under these programs, holders of vested options are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price.

The following table provides the impact related to these programs in the statement of consolidated operations per fiscal year.

	BSPCE C	BSPCE E	Free shares	Free shares	Total
Share-based payment expense 2013 (€)	—	21	226	214	461
Share-based payment expense 2012 (€)	47	67	79	—	193

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

The key terms and conditions related to these BSA and BSPCE are provided in the Notes 20.1 to 20.3.

20.1 BSPCE C

Date of grant: 07/20/2007

The BSPCE were vested before 01/01/2012 up to 183,014 BSPCE and vested for post 01/01/2012 on the basis of the following vesting schedule:

•	Up to 45,753 BSPCE on 07/20/2012

Date of grant (Board of Directors)	07/20/2007	07/20/2007	07/20/2007	07/20/2007
Vesting period (years)	2	3	4	5
Plan expiration date	07/20/2017	07/20/2017	07/20/2017	07/20/2017
Number of BSPCE granted	91,508	45,753	45,753	45,753
Share entitlement per BSPCE	1	1	1	1
Exercise price	14.28	14.28	14.28	14.28
Valuation method used		Black-Scholes
Grant date share fair value	14.28	14.28	14.28	14.28
Expected volatility	49%	49%	49%	49%
Average life of BSPCE	6	6.5	7	7.5
Discount rate	4.49%	4.49%	4.49%	4.49%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSPCE	9.37	9.37	9.37	9.37

20.2 BSPCE E

Date of grant: 07/27/2010

The BSPCE were vested before 01/01/2012 up to 19,702 BSPCE and vested for post 01/01/2012 on the basis of the following vesting schedule:

•	Up to 19,702 BSPCE on 07/27/2012

•	Up to 19,704 BSPCE on 07/27/2013

Date of grant (Board of Directors)	07/27/2010	07/27/2010	07/27/2010
Vesting period (years)	1	2	3
Plan expiration date	07/27/2020	07/27/2020	07/27/2020
Number of BSPCE granted	19,702	19,702	19,704
Share entitlement per BSPCE	1	1	1
Exercise price	8.28	8.28	8.28
Valuation method used		Black-Scholes
Grant date share fair value	8.28	8.28	8.28
Expected volatility	54%	54%	54%
Average life of BSPCE	5.5	6	6.5
Discount rate	3.14%	3.14%	3.14%
Expected dividends	0%	0%	0%
Performance conditions	NA	NA	NA
Fair value per BSPCE	5.52	5.52	5.52

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

20.3 Free shares

Dates of grant: 09/18/2012 and 03/19/2013

The free shares are subject to a two-year vesting period.

Details of Free Shares

Date of grant (Board of Directors)	09/18/2012	03/19/2013
Vesting period (years)	2	2
Number of Free shares granted	102,099	102,000
Share entitlement per Free share	1	1
Grant date share fair value	5.37	6.86
Expected dividends	0%	0%
Performance conditions	NA	NA
Expected turnover during the vesting period	1%	1%

Note 21. Financial revenues and expenses

	Year end December 31,
	2012	2013
	€ in thousands
Financial revenues
Interest income	364	316
Foreign exchange gain	100	152
Other financial revenues	9	—
Total financial revenues	473	468

Financial expenses
Interest expense	(1,618)	(198)
Interest expense for finance lease	(137)	(96)
Foreign exchange loss	(82)	(454)
Other financial expenses	—	(32)
Total financial expenses	(1,837)	(780)

Total	(1,364)	(312)

Interest expenses in 2012 includes €1,279 thousand related to the change in the fair value of the embedded derivative associated with the ORA from the date of issuance to the date of conversion.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 22. Income tax

22.1 Tax proof

	2012	2013
	€ in thousands
Loss before taxes from continuing operations	(21,104)	(26,840)
Theoretical group tax rate	34.43%	34.43%

Theoretical tax benefit	7,266	9,241

Increase/decrease in tax benefit arising from:
Permanent differences	(920)	(1,263)
Research tax credit	1,579	1,293
Share-based compensation	(454)	(159)
Non recognition of deferred tax assets related to tax losses and temporary differences	(6,909)	(8,599)
Impairment of assets	—	(120)
Other differences	(562)	(394)

Effective tax expense	0	(0)

Effective tax rate	0%	0%

22.2 Deferred tax assets and liabilities

	As of December 31,
	2012	2013
	€ in thousands
Credits and net operating loss carryforwards	19,332	24,946
Pension commitments	90	76
Leases	(151)	(111)
Acquisition costs of Cellectis AB	204	151
Technology costs of Cellectis AB	(589)	(522)
Conditional advances	(48)	(65)
Impairement of assets	—	67
Other	366	261
Valuation allowance on deferred tax assets	(19,204)	(24,803)

Total	0	0

As of December 31, 2013, we have tax loss carryforwards:

•	For the French companies, tax loss carryforwards amounted to €113,069 thousand. Such carryforwards can be offset against future taxable profit within a limit of one million euros per year, plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.

•	For the US companies they amounted to €4,992 thousand.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 23. Discontinued operations

23.1 Loss from discontinued operations

	Year Ended December 31,
	2012	2013
	€ in thousands
Total revenues and other income	4,815	3,832

Loss from the activities of discontinued operations	(2,458)	(2,793)
Impairment of goodwill	—	(26,764)

Loss from discontinued operations	(2,458)	(29,580)

Other comprehensive income (loss) on discontinued operations related to foreign currency translation for the years ended December 31, 2012 and 2013, was €1,172 thousand and €(900) thousand respectively.

23.2 Statement of financial position of discontinued operations

	Year Ended December 31,
	2012	2013
	€ in thousands
ASSETS
Non-current assets
Goodwill	28,759	1,096
Intangible assets	2,676	2,372
Property, plant, and equipment	556	414

Total non-current assets	31,991	3,882

Current assets
Inventories and accumulated costs on orders in process	183	135
Trade receivables	249	235
Subsidies receivables	497	283
Other current assets	239	231
Cash and cash equivalents	959	1,290

Total current assets	2,127	2,174

TOTAL ASSETS	34,118	6,056

LIABILITIES
Current liabilities
Trade payables	534	475
Other current liabilities	1,411	1,939

Total current liabilities	1,945	2,414

TOTAL LIABILITIES	1,945	2,414

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 24. Commitments

Obligations under the terms of the operating leases

We have signed various operating leases for laboratory equipment. The amount of the future rents under those agreements is broken down as follows:

	As of December 31,
	2012	2013
	€ in thousands
Less than One Year	1,373	1,442
One to Five Years	4,463	3,368
More than Five Years	—	—

Total	5,836	4,810

Note 25. Related parties

Key management personnel remuneration

Key management personnel include members of the Board of Directors and the CODM as described in Note 1.

Except for the change of control plan described in Note 27.2, key management personnel employment agreement includes a termination indemnity or additional post-employment compensation.

Short-term employee benefits paid to key management personnel amounted to €845 thousand in the fiscal year 2012 and to €1,051 thousand in the fiscal year 2013.

Other transactions with related parties

Mr. Godard, a member of the Board of Directors, entered into two service agreements with us and provided consultancy services in the area of (i) global development strategy and (ii) specific development of agricultural biotechnology activities. Compensation paid for those services in the years ended December 31, 2012 and 2013 amounted to €32 thousand and €32 thousand respectively. No balances were outstanding at the end of each fiscal year.

Institut Pasteur is a former shareholder of Cellectis S.A. We expensed licence royalties of €636 thousand and €255 thousand to Institut Pasteur in the years ended December 31, 2012 and 2013 respectively. Cellectis Bioresearch sold products to Institut Pasteur in the years ended December 31, years 2012 and 2013 for an amount of €19 thousand and €7 thousand respectively. The outstanding receivables were €1,602 thousand and €236 thousand as of December 31, 2012 and 2013 respectively.

“Banque Publique d’Investissement” (“Bpifrance”) is a shareholder of Cellectis S.A. and “Caisse des Dépôts et Consignation” (“CDC”) is a shareholder of Cellectis Bioresearch. OSEO, which is the former name of Bpifrance and is indirectly related to CDC, granted conditional advances and subsidies to us, as described in Note 13.2.

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

Note 26. Earnings per share

	For the year ended December 31,
	2012	2013
Net loss attributable to shareholders of Cellectis (€ in thousands)	(23,033)	(55,402)
Adjusted weighted average number of outstanding shares	19,940,970	20,653,912

Basic / Diluted earnings per share (€ /share)	(1.16)	(2.68)

Basic / Diluted earnings from continued operations per share (€ /share)	(1.04)	(1.25)
Basic / Diluted earnings from discontinued operations per share (€ /share)	(0.12)	(1.43)

Potential ordinary shares resulting from the exercise of share warrants and employee warrants are antidilutive. Consequently, no diluted earning per share is calculated.

Note 27. Subsequent events

27.1 Subsequent events before June 30, 2014

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement with Servier pursuant to which we are responsible for the research and development of our UCART19 product candidate (up to and including Phase 1 clinical trials) and five additional product candidates directed against particular targets selected by us and Servier. Pursuant to the agreement, Servier made an initial payment of €7.55 million (comprising a €2.5 million non-refundable payment for the sale of an exclusive option on the product candidate UCART19 and a €5.05 million upfront payment). We are eligible to receive from Servier aggregate additional payments of up to €813.3 million , comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified development and commercial milestones.

On March 24, 2014, we issued 4,000,000 ordinary shares in a private placement to a number of institutional investors for a total subscription amount of €20,520,000.

In June 2014, we entered into a Research Collaboration and License Agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. Pursuant to the agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s €25.8 million equity investment in our company. In addition, the strategic alliance provides for payments of up to $185 million per product that is directed against a Pfizer-selected target, with aggregate potential clinical and commercial milestone payments totaling up to $2.8 billion.

27.2 Subsequent events after June 30, 2014

We signed an agreement for the sale of Cellartis AB to the Japanese company Takara Bio Inc. at the end of July 2014. The sale was effective on August 29, 2014. This finalizes the restructuring process for the “Tools and Services” segment, which will continue to execute the ongoing customers and research contracts. In the second semester of 2014, we will consider the “Tools and Services” segment as an abandoned activity and reorganize its segment presentation into two operating and reportable segments, “Therapeuctics” and “Plants.”

CELLECTIS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

On July 31, 2014, we issued 2,786,924 ordinary shares in the context of a share capital increase to the benefit of Pfizer OTC B.V. for a total subscription amount of €25,779,047.

On September 4, 2014, the Board of Directors adopted a change of control plan for certain senior employees of our Company. Pursuant to the change of control plan, the severance package shall be paid if, within the 36-month period following a change of control of our company, one of the following events occurs: non-renewal or dismissal other than for gross misconduct (faute lourde) of the employees or executives concerned; and for André Choulika and David Sourdive only, resignation as a result of a significant reduction of their duties or compensation.

The severance package shall be equal to 24 months of compensation increased by an amount equal to the maximum target bonus to which the employees or executives concerned may be entitled for the year of their departure (or, for André Choulika only, two times such target bonus), or, in the absence of such a target bonus, 1.5 times (the last annual bonus paid to them during the 12 months prior to their departure. The severance package shall be in addition to any legal and conventional severance payments owed to the employees or executives concerned.

October 28, 2014 was the closing date for the exercise of the “BSA 2011” (see note 12.1). Pursuant to the terms of the plan, we issued 1,470,836 ordinary shares for gross proceeds of €13.2 million.

In December 2014, our subsidiary Cellectis Plant Sciences granted options representing a 9.4% interest to a small group of its employees and two of our directors and executive officers, and it reserved an additional 0.6% for further grants. Cellectis Plant Sciences made these grants to provide incentives for these employees that are directly linked to the performance of Cellectis Plant Sciences, rather than Cellectis as a whole.

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2013	June 30, 2014
ASSETS
Non-current assets
Goodwill	6	1,096	0
Intangible assets	6	3,531	1,100
Property, plant, and equipment	7	3,869	2,876
Other non-current financial assets		435	538

Total non-current assets		8,931	4,514

Current assets
Inventories and accumulated costs on orders in process		367	276
Trade receivables		2,687	2,336
Subsidies receivables	8	6,137	7,873
Other current assets		3,194	2,727
Cash and cash equivalents	9	7,559	20,214
Assets held for sale	3	—	2,292

Total current assets		19,944	35,718

TOTAL ASSETS		28,875	40,232

LIABILITIES
Shareholders’ equity
Share capital	10	1,054	1,254
Premiums related to the share capital		133,908	153,681
Treasury share reserve		(412)	(287)
Currency translation adjustment		828	797
Consolidated reserves		(77,236)	(132,638)
Net loss		(55,402)	(7,435)

Total shareholders’ equity—Group Share		2,740	15,372

Non-controlling interests		(223)	(666)

Total shareholders’ equity		2,517	14,706

Non-current liabilities
Non-current financial debt	12	3,375	2,770
Non-current provisions	13	437	467

Total non-current liabilities		3,812	3,237

Current liabilities
Current financial debt	12	691	1,233
Trade payables		9,700	8,762
Deferred revenues and deferred income		5,612	7,134
Redundancy plan	13	1,865	922
Current provisions	13	589	524
Other current liabilities	14	4,089	2,361
Liabilities associated to assets held for sale	3	—	1,353

Total current liabilities		22,546	22,289

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		28,875	40,232

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

For the six months ended June 30

€ in thousands, except per share amounts

	Notes	2013	2014
Revenues and other income
Revenues	15	1,939	7,513
Other income	15	3,253	2,764

Total Revenues and other income		5,192	10,277

Operating income and expenses
Royalty expenses		(428)	(1,407)
Research and development expenses	16	(8,622)	(7,080)
Selling, general and administrative expenses	16	(11,475)	(6,800)
Other operating income		122	9
Other operating expenses		(1)

Total operating income and expenses		(20,404)	(15,278)

Operating loss		(15,212)	(5,001)

Financial revenues		273	161
Financial expenses		(102)	(145)

Financial profit		171	16

Income tax		—
Loss from continuing operations		(15,041)	(4,985)
Loss from discontinued operations	3	(1,923)	(2,888)

Net loss		(16,964)	(7,873)

Attributable to shareholders of Cellectis		(16,681)	(7,435)
Attributable to non-controlling interests		(282)	(438)

Basic / Diluted earnings per share (€ /share) attributable to shareholders of Cellectis	17	(0.81)	(0.34)

Basic / Diluted earnings from continuing operations per share (€ /share)		(0.72)	(0.32)
Basic / Diluted earnings from discontinued operations per share (€ /share)		(0.09)	(0.02)

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

For the six months ended June 30

€ in thousands

	2013	2014
Net Loss	(16,964)	(7,873)

Foreign currency translation	(694)	(36)

Other comprehensive loss that will be reclassified subsequently to profit or loss	(694)	(36)

Total Comprehensive loss	(17,658)	(7,909)

Attributable to shareholders of Cellectis	(17,376)	(7,466)
Attributable to non-controlling interests	(282)	(443)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Celletis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six months ended June 30

€ in thousands

	Notes	2013	2014
Cash flows from operating activities
Net loss for the period		(16,964)	(7,873)

Net loss for the period of discontinued operations		(1,923)	(2,888)
Net loss for the period of continuing operations		(15,041)	(4,985)
Reconciliation of net loss and of the cash used for operating activities
Adjustments for:
Amortization and depreciation		930	713
Movements in valuation allowances of working capital		(334)	(309)
Net finance expenses / (revenues)		(171)	(16)
Expenses related to share-based payments		155	323
Provisions		(131)	(1,366)
Interest received / (paid)		276	392

Operating cash flows before change in working capital		(14,316)	(5,248)

(Increase) decrease in inventories		271	(43)
(Increase) decrease in trade receivables and other current assets		1,529	730
(Increase) decrease in subsidies receivables		(1,293)	(2,309)
Increase (decrease) in trade payables and other current liabilities		492	(1,406)
Increase (decrease) in deferred income		951	3,168

Change in the working capital requirement		1,950	140

Net cash flows used in operating activities from continuing operations		(12,366)	(5,108)
Net cash flows provided from (used in) operating activities of discontinued operations		373	(833)

Net cash flows used in operating activities		(11,993)	(5,941)

Cash flows from investment activities
Acquisition of intangible assets		(6)	(11)
Acquisition of property, plant and equipment		(386)	(62)
Net change in non-current financial assets		194	(103)

Net cash flows used in investing activities of continuing operations		(198)	(176)

Net cash flows used in investing activities of discontinued operations		0	0
Net cash flows used in investing activities		(198)	(176)

Cash flows from financing activities
Increase in share capital		2	19,650
Increase in borrowings		496	—
Decrease in borrowings		(342)	(550)
Treasury shares		(202)	125

Net cash flows provided from (used in) financing activities of continuing operations		(46)	19,225

Net cash flows provided from (used in) financing activities of discontinued operations		—	—
Net cash flows provided from (used in) financing activities		(46)	19,225

(Decrease)/Increase in cash		(12,237)	13,108

Cash and cash equivalents at the beginning of the year		21,808	7,559
Effect of exchange rate changes on cash from continuing operations		(28)	(21)
Cash from discontinued operations		1,300	432
Cash from continuing operations		8,243	20,214

Cash and cash equivalents at the end of the year	9	9,543	20,646

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six months ended June 30

€ in thousands, except share data

		Share Capital Ordinary Shares			Treasury shares	Currency translation adjustment	Consolidated reserves	Income (Loss)	Equity attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
		Number of shares	Amount	Premiums
As of January 1, 2013		20,477,024	1,024	131,159	(172)	1,449	(57,575)	(23,033)	52,852	596	53,448
Net Loss		—	—	—	—	—	—	(16,681)	(16,681)	(282)	(16,964)
Other comprehensive loss		—	—	—		(694)	0	—	(694)	0	(694)

Total comprehensive loss		—	—	—	0	(694)	0	(16,681)	(17,375)	(282)	(17,658)

Allocation of prior period loss		—	—	—	—	—	(23,033)	23,033	—	—	—
Treasury shares		—	—	—	(202)	—	—	—	(202)	—	(202)
Exercise of share warrants and employee warrants	11	290	—	2	—	—	—	—	2	—	2
Share based compensation		—	—	157	—	—	—	—	157	—	157

As of June 30, 2013		20,477,314	1,024	131,318	(374)	755	(80,608)	(16,681)	35,434	314	35,747

As of January 1, 2014		21,082,320	1,054	133,908	(412)	828	(77,236)	(55,402)	2,740	(223)	2,517
Net Loss		—	—	—	—	—	—	(7,435)	(7,435)	(438)	(7,873)

Other comprehensive loss		—	—	—		(31)	—	—	(31)	(5)	(36)

Total comprehensive loss		—	—	—	0	(31)	—	(7,435)	(7,466)	(443)	(7,909)
Allocation of prior period loss		—	—	—	—	—	(55,402)	55,402	—	—	—
Capital increase	10	4,000,000	200	19,276	—	—	—	—	19,476	—	19,476
Operation between shareholders		—	—	—	—	—	—	—	—	—	—
Treasury shares		—	—	—	125	—	—	—	125	—	125
Share based compensation		—	—	497	—	—	—	—	497	—	497

As of June 30, 2014		25,082,320	1,254	153,681	(287)	797	(132,638)	(7,435)	15,372	(666)	14,706

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We view our operations and manage our business in three operating and reportable segments that are engaged in the following activities: (1) Therapeutics, which is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases; (2) Plants, which is focused on the development of new generation plant products in the field of agricultural biotechnology on our own or through alliances with other companies in the agricultural industry; and (3) Tools and Services, whose purpose is to develop and to sell genome engineering tools (meganucleases, TALEN), engineered cell lines and services to biological research laboratories, academics or industrial.

Our consolidated financial statements for the six-month periods ending June 30, 2014 and 2013 include the operations of Cellectis S.A., our three French subsidiaries; Cellectis Therapeutics, Cellectis Bioresearch and Ectycell; our two U.S. subsidiaries, Cellectis Plant Sciences Inc. and Cellectis Bioresearch Inc.; and our former Swedish subsidiary, Cellectis AB. On June 30, 2014, Cellectis Therapeutics was merged into, and absorbed by, Cellectis S.A.

Note 2. Summary of significant accounting and reporting policies

These Interim Condensed Consolidated Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 were approved by our Board of Directors on December 18, 2014.

2.1 Statement of compliance

The Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and whose application is mandatory for the six months ended June 30, 2014. Comparative figures are presented for the six months ended June 30, 2013.

The Interim Condensed Consolidated Financial Statements for the period ended June 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting, which allows a presentation of a selection of explanatory notes. The notes do not include all information required for full annual financial statements and should thus be read in conjunction with the financial statements as of, and for the years ended, December 31, 2013 and 2012.

The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2014 have been prepared using the same accounting policies and methods as those applied for the year ended as of December 31, 2013.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

2.2 Use of estimates and judgments

When preparing the condensed consolidated interim financial statements, the significant judgments made by Management in applying our accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated financial statements for the year ended December 31, 2013.

2.3 Application of IFRS 5

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of entities held for sale have been presented separately in the statement of financial position. From the date of classification as “assets held for sale”, depreciation ceases. Net profit or loss from discontinued activities is presented as a separate line item in the statement of operations. Consequently, the notes to the consolidated financial statements relating to the statement of operations refer solely to continuing operations. A discontinued operation is a component of a company with independent cash flows. It is a separate major line of business or geographical area of operations that has been disposed of or is held for sale.

Note 3. Discontinued operations

During the first half of 2014, well-advanced negotiations with the Japanese company Takara Bio Inc. for the sale of the subsidiary Cellectis AB met IFRS 5 criteria for classifying Cellectis AB as “held for sale” and as “discontinued operations” as of June 30, 2014.

3.1 Loss from discontinued operations

	For the six-month period ended June 30,
	2013	2014
	€ in thousands
Total revenues and other income	1,801	1,865
Loss from the activities of discontinued operations	(1,923)	(705)
Impairment of Goodwill and intangible assets	—	(2,183)
Loss from discontinued operations	(1,923)	(2,888)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

3.2 Statement of financial position of discontinued operations

	As of
	December 31, 2013	June 30, 2014
	€ in thousands
ASSETS
Non-current assets
Goodwill	1,096	—
Intangible assets	2,372	1,059
Property, plant, and equipment	414	343
Other non-current financial assets	—	—

Total non-current assets	3,882	1,402

Current assets
Inventories and accumulated costs on orders in process	135	195
Trade receivables	235	92
Subsidies receivables	283	—
Other current assets	231	171
Cash and cash equivalents	1,290	432

Total current assets	2,174	890

TOTAL ASSETS	6,056	2,292

LIABILITIES
Current liabilities
Trade payables	475	738
Other current liabilities	1,939	615

Total current liabilities	2,414	1,353

TOTAL LIABILITIES	2,414	1,353

The foreign currency translation adjustment as of June 30, 2014 in relation to Cellectis AB was a gain of €631 thousand. This amount will be included in gain/loss on sale of discontinued operations.

Note 4. Reportable segments

	For the six-month period ended June 30, 2013
	Tools and Services	Plants	Therapeutics	Total reportable segments
	€ in thousands
Segment revenues	1,461	223	4,240	5,924

Inter-segment revenues	(351)	—	(2,705)	(3,056)
Revenues with Cellectis AB (discontinued operations)	—	—	(929)	(929)

External revenues	1,110	223	606	1,939

Operating (loss) before tax	(4,798)	(899)	(9,515)	(15,212)

Depreciation and amortization	(118)	(41)	(771)	(930)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

	For the six-month period ended June 30, 2014
	Tools and Services	Plants	Therapeutics	Total reportable segments
	€ in thousands
Segment revenues	777	455	8,772	10,004

Inter-segment revenues	(3)	—	(1,608)	(1,611)
Revenues with Cellectis AB (discontinued operations)	(27)	—	(853)	(880)

External revenues	747	455	6,311	7,513

Operating (loss) before tax	(1,661)	(593)	(2,747)	(5,001)

Depreciation and amortization	(32)	(33)	(648)	(713)

Amounts above do not include Cellectis AB, which is presented as discontinued operations.

Note 5. Impairment tests

Our cash-generating units (CGU) correspond to the operating/reportable segments: Therapeutics, Plants, and Tools and Services.

The only CGU that comprises intangible assets in progress, non-amortizable intangible assets or goodwill is Tools and Services, to which 100% of the goodwill resulting from the acquisition of Cellectis AB has been allocated.

No indicator of impairment has been identified for the CGU Therapeutics or Plants for the six-month period ending June 30, 2014.

Cellectis AB, one of the components of the CGU Tools and Services, has been classified as an asset held for sale as of June 30, 2014. The assets belonging to Cellectis AB, including goodwill, have been impaired for €2,183 thousand based on the sale price and expected loss on disposal.

The non-financial assets included in the other legal entities belonging to the CGU Tools and Services are immaterial as of June 30, 2014.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Note 6. Intangible assets and Goodwill

	1/1/2014	Transfer to assets held for sale	Increase	Decrease	Translation adjustments	06/30/2014
	€ in thousands
Goodwill	27,860	(27,860)	—	—	—	—
Licences and patents	1,917	—	11	—	—	1,928
Other intangibles	2,852	(2,848)	—	—	—	4

Total, gross	32,629	(30,708)	11	—	—	1,932

Accumulated impairment of Goodwill	26,764	(26,764)	—		—	—
Accumulated amortization and impairment of licences and patents	763	—	69	—	—	832
Accumulated amortization and impairment of other intangibles	475	(475)	—	—	—	—

Accumulated amortization and impairment	28,002	(27,239)	69	—	—	832

Total, net	4,627	(3,469)	(58)	—	—	1,100

Note 7. Property, plant and equipment

	1/1/2014	Transfer to assets held for sale	Increase	Decrease	Translation adjustments	Transfer	06/30/2014
	€ in thousands
Buildings	2,381	—	—	—	—	—	2,381
Technical Equipment	9,741	(1,279)	62	(24)	3	(203)	8,300
Fixtures, Fittings and other equipment	411	(94)	—	(2)	1	203	518

Total, gross	12,533	(1,373)	62	(27)	4	—	11,199

Accumulated depreciation of buildings	818	—	197	—	—	—	1,014
Accumulated depreciation and impairment of technical equipment	7,497	(882)	431	(26)	2	(77)	6,945
Accumulated depreciation and impairment of fixtures, fittings and other equipment	349	(77)	15	—	—	77	364

Total accumulated depreciation and impairment	8,664	(960)	643	(26)	2	—	8,323

Total, net	3,869	(414)	(581)	(1)	3	—	2,876

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Note 8. Subsidies receivables

	As of
	December 31, 2013	June 30, 2014
	€ in thousands
Research tax credit	3,755	5,493
Other subsidies	2,382	2,380

Total	6,137	7,873

Note 9. Cash and cash equivalents

	As of
	December 31, 2013	June 30, 2014
	€ in thousands
Cash and Bank accounts	5,404	1,434
Money Market Funds	1,712	752
Fixed Bank Deposits	443	18,028

Total cash and cash equivalent as reported in statement of financial position	7,559	20,214

Note 10. Capital

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2013	1,024	131,159	20,477,024	0.05
Capital increase by issuance of common shares (BSA)		2	290
Share based compensation		157

Balance as of June 30, 2013	1,024	131,318	20,477,314	0.05

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2014	1,054	133,908	21,082,320	0.05
Capital increase by issuance of common shares	200	19,276	4,000,000
Share based compensation		497

Balance as of June 30, 2014	1,254	153,681	25,082,320	0.05

Capital evolution during the six-month period ended June 30, 2014

On March 19, 2014, we entered into an agreement with Trout Capital LLC to act as placement agent to provide financial advisory services in connection with a private placement of our ordinary shares to “qualified institutional buyers” or “institutional accredited investors.” On March 24, 2014, we issued 4,000,000 ordinary shares in the private placement for net proceeds of €20,520 thousand. Fees paid to Trout Capital LLC amounted to €965 thousand, including the fair value of €174 thousand of the 50,000 non-employee warrants issued on March 27, 2014 and €791 thousand in cash. Such fees were deducted from the share premium.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Note 11. Warrants and share-based payments

The new instruments issued during the six-month period ended June 30, 2014 are the following:

•	March 27, 2014: Trout Capital LLC, which acted as placement agent in the capital increase mentioned in note 10, was granted 50,000 non-employee warrants. These warrants give Trout the right to subscribe for ordinary shares of our company at an exercise price of €6.00 per share.

•	April 10, 2014: 100,000 free shares were granted to our employees. Compensation expense recorded during the six months ended June 30, 2014 was €68 thousand.

Detail of free shares

Date of grant	10/4/2014
Vesting period (years)	2
Number of Free shares granted	100,000
Share entitlement per Free share	1
Grant date share fair value	6.16
Expected dividends	0%
Performance conditions	NA
Expected turnover during the vesting period	1%

Note 12. Financial liabilities

12.1 Non-current / Current financial debt

	As of
	December 31, 2013	June 30, 2014
	€ in thousands
Conditional advances	3,061	2,617
Finance leases	314	153

Total non-current financial debt	3,375	2,770

Conditional advances	150	814
Finance leases	541	419

Total current financial debt	691	1,233

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

12.2 Conditional advances

	OSEO A0609014Q	OSEO I1010002W	OSEO ACTIVE	OSEO I1107018W	OSEO I1010001W-1	OSEO I1010001W-2	TOTAL
	€ in thousands
Opening Balance as of 1/1/2014	150	504	1,424	248	24	860	3,210
+ receipts	—	—	—	—	—	—	—
- repayments	—	—	—	—	—	—	—
interest adjustment	—	136	49	8	—	28	221

Balance as of 06/30/2014	150	640	1,473	256	24	888	3,431

Of which:
Non-current portion	—	—	1,473	256	—	888	2,617
Current portion	150	640	—	—	24	—	814

During the six-month period ended June 30, 2014, the I1010002W program was terminated. As a result, Bpifrance claimed for the total reimbursement of the conditional advance.

12.3 Due dates of the financial liabilities

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Balance as of June 30, 2014
Conditional advances	3,431	814	638	1,979
Finance leases	571	419	153	—

Total financial liabilities	4,003	1,233	791	1,979

Note 13. Provisions

	1/1/2014	Additions	Amounts used during the period	Reversals	6/30/2014
	€ in thousands
Pension	437	30		—	467
Litigation	589	19	(85)	—	524
Redundancy plan	1,865		(943)	—	922

Total	2,891	49	(1,028)	—	1,913

Non-current provisions	437	30			467
Current provisions	2,454	19	(1,028)		1,446

During the six-month period ended on June 30, 2014, we executed the redundancy plan that commenced at the end of 2013. The provision as of June 30, 2014 includes €328 thousand that will be paid to “Pôle Emploi,” a French State Agency for amounts disbursed to employees.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Note 14. Other current liabilities

	As of
	December 31, 2013	June 30, 2014
	€ in thousands
VAT Payables	1,302	40
Social debt	1,450	637
Other	1,337	1,684

Total	4,089	2,361

We left our Evry location in the first half of 2014 to concentrate our research activities in our Paris Biopark headquarters. This triggered the repayment of amounts received from three agencies that conditioned their subsidies to the locations where the research activities were performed.

As a consequence, we reclassified €1,680 thousand from “deferred income” to “other current liabilities” corresponding to the expected repayment.

Note 15. Revenues and other income

	For the six-month period ended June 30,
	2013	2014
	€ in thousands
Tools and Services	1,110	747
Plants	223	455
Therapeutics	606	6,311

Revenues	1,939	7,513

Research tax credit	2,208	1,738
Other subsidies	1,045	1,026

Other income	3,253	2,764

Total revenues and other income	5,192	10,277

Revenues of the Therapeutics segment for the six-month period ended June 30, 2014 include €3,985 thousand pursuant to the agreement signed with Servier on February 17, 2014. The amount includes:

•	A nonrefundable payment of €2,500 thousand for the sale of rights to technology; and

•	An upfront payment of €5,050 thousand amortized over a period beginning at the execution of the agreement and ending upon the expected commencement of the manufacturing of the first product candidate pursuant to the agreement.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Revenues by country of origin

	For the six-month period ended June 30,
	2013	2014
	€ in thousands
From France	991	6,881
From USA	948	632

Revenues	1,939	7,513

Note 16. Operating expenses

	For the six-month period ended June 30,
Research and development expenses	2013	2014
	€ in thousands
Personnel expenses	(3,225)	(3,136)
Purchases & external expenses	(4,500)	(3,165)
Amortization of intangible assets	(72)	—
Other	(825)	(779)

Total Research and development expenses	(8,622)	(7,080)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2013	2014
	€ in thousands
Personnel expenses	(4,226)	(2,998)
Purchases & external expenses	(7,438)	(3,578)
Other	189	(224)

Total selling, general and administrative expenses	(11,475)	(6,800)

Personnel expenses

Personnel expenses are as follows:

	For the six-month period ended June 30,
	2013	2014
	€ in thousands
Wages and salaries	(7,264)	(5,757)
Expenses for pension commitments	(32)	(24)
Share-based payments	(155)	(353)

Total	(7,451)	(6,134)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

Note 17. Earnings per share

	For the six-month period ended June 30,
	2013	2014
	€ in thousands
Net loss attributable to shareholders of Cellectis € in thousands	(16,681)	(7,435)
Adjusted weighted average number of outstanding shares	20,477,204	23,067,209

Basic / Diluted earnings per share (€ /share)	(0.81)	(0.34)

Basic / Diluted earnings from continuing operations per share (€ /share)	(0.72)	(0.32)
Basic / Diluted earnings from discontinued operations per share (€ /share)	(0.09)	(0.02)

Note 18. Related parties

On September 4, 2014, the Board of Directors adopted a change of control plan which applies notably to the members of the CODM. This plan defines the conditions under which a severance package will be paid after a change of control of our company. The plan is described in Note 19 Subsequent events.

Key management personnel received 75,000 free shares in April 2014. Compensation expense of €51 thousand was recognized for the six months ended June 30, 2014.

Note 19. Subsequent events

We signed an agreement for the sale of Cellectis AB to the Japanese company Takara Bio Inc. at the end of July 2014. The sale was consummated on August 29, 2014. Following the divestiture of Cellectis AB, the Tools and Services segment does not have any operations other than the run-off of legacy contracts. Accordingly, in the second semester of 2014, we will consider the “Tools and Services” segment as an abandoned activity and reorganize our segment presentation into two operating and reportable segments, Therapeuctics and Plants.

On July 31, 2014, we issued 2,786,924 ordinary shares in the context of a share capital increase to the benefit of Pfizer OTC B.V. for a total subscription amount of €25,779,047.

On September 4, 2014, our Board of Directors adopted a change of control plan for certain senior employees of our company. Pursuant to the change of control plan, the severance package shall be paid if, within the 36-month period following a change of control of our company, one of the following events occurs: non-renewal or dismissal other than for gross misconduct (faute lourde) of the employees or executives concerned; and for André Choulika and David Sourdive only, resignation as a result of a significant reduction of their duties or compensation. The severance package shall be equal to 24 months of compensation increased by an amount equal to the maximum target bonus to which the employees or executives concerned may be entitled for the year of their departure (or, for André Choulika only, two times such target bonus), or, in the absence of such a target bonus, 1.5 times the last annual bonus paid to them during the 12 months prior to their departure. The severance package shall be in addition to any legal and conventional severance payments owed to the employees or executives concerned.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

October 28, 2014 was the closing date for the exercise of the “BSA 2011.” Pursuant to the terms of the plan, we issued 1,470,836 ordinary shares for gross proceeds of €13.2 million.

In December 2014, our subsidiary Cellectis Plant Sciences granted options representing a 9.4% interest to a small group of its employees and two of our directors and executive officers, and it reserved an additional 0.6% for further grants. Cellectis Plant Sciences made these grants to provide incentives for these employees that are directly linked to the performance of Cellectis Plant Sciences, rather than Cellectis as a whole.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs or our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

Representing          Ordinary Shares

PROSPECTUS

BofA Merrill Lynch

Jefferies

Piper Jaffray

Oppenheimer & Co.

Trout Capital

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under French law, provisions of By-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In any underwriting agreement we enter into in connection with the sale of ADSs being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued and options and warrants granted by us since January 1, 2011. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section of the prospectus titled “Related-Party Transactions.”

Issuances of Shares

Since January 1, 2011, the following events have changed the number of our issued and outstanding ordinary shares:

•	On January 27, 2011, we issued 28,500 shares for a total subscription amount of €93,209.25 as a result of the exercise of employee warrants and non-employee warrants.

•	On October 28, 2011, we issued 521,177 shares for a total subscription amount of €1,549,373.41 as a result of the exercise of employee warrants.

•	On October 28, 2011 and November 10, 2011, we issued an aggregate of 1,933,333 shares in connection with a contribution agreement entered into between us and the then shareholders of Cellartis in connection with a contribution of shares of Cellartis equity.

•	On January 24, 2012, we issued 1,344 shares for a total subscription amount of €12,096 as a result of the exercise of employee warrants and non-employee warrants.

•	On February 10, 2012, we issued 264 shares for a total subscription amount of €2,376 as a result of the exercise of employee warrants and non-employee warrants.

•	On February 10, 2012, we issued 6,304,660 shares in connection with the reimbursement of bonds redeemable in shares and payment of interest of said bonds redeemable in shares.

•	On April 10, 2012, we issued 41,549 shares for a total subscription amount of €197,997.61 as a result of the exercise of non-employee warrants.

•	On April 29, 2013, we issued 761 shares for a total subscription amount of €6,849 as a result of the exercise of non-employee warrants.

•	On September 19, 2013, we issued 293 shares for a total subscription amount of €2,637 as a result of the exercise of non-employee warrants.

•	On November 4, 2013, we issued 605,000 shares for a total subscription amount of €2,315,650 in connection with the exercise of warrants held by Kepler Capital Markets SA.

•	On March 24, 2014, we issued 4,000,000 ordinary shares in a private placement to a number of institutional investors at a price of €5.13 per share for a total subscription amount of €20,520,000.

•	On July 31, 2014, we issued 2,786,924 ordinary shares in the context of a share capital increase to the benefit of Pfizer OTC B.V. at a price of €9.25 per share for a total subscription amount of €25,779,047.

•	On September 29, 2014, the acquisition period for 82,123 free shares expired and such shares were issued accordingly.

•	On November 13, 2014, we issued 1,468,357 ordinary shares in connection with the exercise of non-employee warrants for a total subscription amount of €13,383,162.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Equity Plans

Since January 1, 2011, we granted to employees, consultants, members of our Medical Advisory Board and non-employee directors, pursuant to our equity incentive plans and in exchange for services rendered or to be rendered, free shares, employee warrants and non-employee warrants to purchase an aggregate of 354,099 ordinary shares with exercise prices of €6.00 per share, except for free shares which shall be issued for free. Since January 1, 2011, an aggregate of 2,144,368 ordinary shares were issued upon the exercise of employee warrants and non-employee warrants and the expiry of the acquisition period of free shares issued under our equity incentive plans, at exercise prices between €3.15 to €9.00 per share, for aggregate proceeds of €17,294,878. Since January 1, 2011, an aggregate of 61,476 free shares, employee warrants and non-employee warrants issued under our equity incentive plans were cancelled.

In December 2014, our subsidiary Cellectis Plant Sciences granted options representing a 9.4% interest to a small group of employees of Cellectis Plant Sciences and two of our directors and executive officers, and it reserved an additional 0.6% for further grants. Cellectis Plant Sciences made these grants to provide incentives for these employees that are directly linked to the performance of Cellectis Plant Sciences, rather than Cellectis as a whole.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on                     , 2015.

CELLECTIS

By:
André Choulika
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Cellectis, hereby severally constitute and appoint Dr. André Choulika and Marie-Bleuenn Terrier, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Cellectis, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                     , 2015.

Signature	Title

André Choulika	Chief Executive Officer, Chairman of the Board and Co-Founder (Principal Executive Officer)

Thierry Moulin	Chief Financial Officer (Principal Financial and Accounting Officer)

Mathieu Simon	Director, Executive Vice President, Chief Operating Officer

David Sourdive	Director, Executive Vice President, Corporate Development and Co-Founder

Alain Godard	Director

Pierre Bastid	Director

Laurent Arthaud	Director

Annick Schwebig	Director

Donald Puglisi, Authorized Representative in the United States

By:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Previously Filed	Filed Herewith	To be Filed by Amendment

1.1	Form of Underwriting Agreement			x

3.1	By-laws (status) of the registrant (English translation)			x

4.1	Form of Deposit Agreement			x

4.2	Form of American Depositary Receipt (included in Exhibit 4.1)			x

5.1	Opinion of Jones Day			x

8.1	Tax Opinion of Jones Day			x

10.1	Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000 (English translation)			x

10.1.2	Amendment to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated December 30, 2002			x

10.1.3	Amendment to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003			x

10.1.4	Amendment to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated September 26, 2008			x

10.1.5	Amendment to Patent License Agreement #C-00061901 between L’Institut Pasteur and Cellectis S.A., dated April 11, 2013			x

10.2	Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated October 19, 2000			x

10.2.1	Amendment to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003			x

10.2.3	Amendment to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated June 24, 2004			x

10.2.4	Amendment to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated August 24, 2005			x

10.2.5	Amendment to Patent License Agreement #C-00061906 between L’Institut Pasteur and Cellectis S.A., dated December 27, 2007			x

10.3	Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated June 19, 2000			x

10.3.1	Amendment to Patent License Agreement #C-00061905 between L’Institut Pasteur and Cellectis S.A., dated September 8, 2003			x

10.4	Research and Collaboration Agreement between Pfizer Inc. and Cellectis S.A., dated June 17, 2014			x

10.5	Research, Product Development, Option, License and Commercialization Agreement, among Les Laboratoires Servier SAS, Institut de Recherches Internationales Servier SAS and Cellectis S.A., dated February 17, 2014			x

10.6	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated January 10, 2011			x

Exhibit Number	Description of Exhibit	Previously Filed	Filed Herewith	To be Filed by Amendment

10.6.1	First Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated May 24, 2012			x

10.6.2	Second Amendment to the Exclusive Patent License Agreement between Regents of the University of Minnesota and Cellectis S.A., dated April 1, 2014			x

10.7	Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated December 20, 2012			x

10.7.1	First Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated June 6, 2013			x

10.7.2	Second Amendment to Warrants Issue Agreement between Cellectis S.A. and Kepler Capital Markets SA, dated October 7, 2013			x

10.8†	Change of Control Plan, effective as of September 4, 2014			x

21.1	List of subsidiaries of the registrant			x

23.1	Consent of Ernst & Young Audit			x

23.2	Consent of Jones Day (included in Exhibits 5.1 and 8.1)			x

24.1	Power of Attorney (included on signature page to this Registration Statement on Form F-1)			x

†	Indicates a management contract or any compensatory plan, contract or arrangement.